As filed with the Securities and Exchange Commission on January 26, 2022

Securities Act Registration No. 333-222070

Investment Company Act Registration No. 811-23318

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 5	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 7	☒

Ecofin Tax-Advantaged Social Impact Fund, Inc.

(Registrant Exact Name as Specified in Charter)

6363 College Boulevard, Suite 100A

Overland Park, Kansas 66211

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(913) 981-1020

Registrant’s Telephone Number, including Area Code

P. Bradley Adams

6363 College Boulevard, Suite 100A

Overland Park, Kansas 66211

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:

Rajib Chanda, Esq.

Benjamin C. Wells, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                    .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                    .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                    .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File Nos. 333-222070 and 811-23318) of Ecofin Tax-Advantaged Social Impact Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended (the “Securities Act”), to provide updated financial information for, and make other non-material changes to, the Registration Statement. No new interests in the Registrant are being registered by this filing. Registration fee was paid in connection with Registrant’s previous filings.

Prospectus

January 26, 2022

Ecofin

Tax-Advantaged Social Impact Fund, Inc.

Institutional Class Shares – TSIFX

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Beginning with the Fund’s shareholder report for the period ended March 31, 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports are no longer sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports are and will be made available on the Fund’s website (www.ecofininvest.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. Shareholders who hold accounts directly with Quasar Distributors, LLC (the “Distributor”) or the Fund may elect to receive shareholder reports and other communications from the Fund electronically by contacting Tortoise Capital Advisors, L.L.C. (the “Adviser”) by calling (866) 362-9331, or by sending an e-mail request to info@tortoiseecofin.com to make such arrangements. For shareholders who hold accounts through an investment advisor, bank, or broker-dealer, please contact that financial intermediary directly for information on how to receive shareholder reports and other communications electronically.

You may elect to receive all future reports in paper free of charge. If you hold accounts directly with the Distributor, you can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by contacting the Adviser by calling (866) 362-9331, or by sending an e-mail request to info@tortoiseecofin.com to make such arrangements. For shareholders who hold accounts through an investment advisor, bank, or broker-dealer, please contact your financial intermediary directly to inform them that you wish to continue receiving paper copies of your shareholder reports. If your Common Shares are held through a financial intermediary, your election to receive reports in paper will apply to all funds held with that financial intermediary.

Ecofin Tax-Advantaged Social Impact Fund, Inc.

Institutional Class I Common Stock

The Fund. Ecofin Tax-Advantaged Social Impact Fund, Inc. (the “Fund”), a Maryland corporation, is a non-diversified, closed-end management investment company that continuously offers shares of Institutional Class I Common Stock (the “Common Shares” or “Class I Shares”) and is operated as an “interval fund.”

Investment Objective. The Fund’s investment objective is to seek to generate attractive total return with an emphasis on tax-advantaged income. “Tax-advantaged” income is income that by statute or structuring of a security is in part, or in whole, tax-reduced, tax-deferred or tax-free with respect to federal, state or municipal taxes. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategies. The Fund seeks to achieve its investment objective by investing at least 80% of its total assets in the social impact sector.

The “social impact sector” includes assets and services that accommodate essential services related to education, healthcare, housing, human service providers, social services, and waste transition. Such assets and services may include, but are not limited to, primary, secondary and post-secondary education facilities; hospitals and other healthcare facilities; seniors, student, affordable, military and other housing facilities; industrial/infrastructure, utility, waste to energy and waste to value projects; and nonprofit and civic facilities. The Fund is not required to invest in all such types of social impact securities at all times. Issuers of social impact securities and obligations may include governmental entities or other qualifying issuers of states, municipalities, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities, private non-profits, 501(c)(3)s, public nonprofits and other entities authorized to issue private activity and tax-exempt municipal bonds.

Under normal market conditions, the Fund may invest in debt securities of any maturity and credit quality but expects to typically invest over the long term in “high yield” or unrated equivalent securities. As the Fund will be opportunistic in its approach to investing, under normal market conditions, the Fund expects that a majority of its income will consist of tax-exempt interest for U.S. federal income tax purposes.

Under normal market conditions, it is anticipated that the Fund will typically invest over the long term in directly originated securities. The Fund may also purchase securities in the secondary market. The Fund’s investments may take the form of loans, debt securities or equity securities, including preferred securities.

Investing in the Fund’s Common Shares involves certain risks. See “Risk Factors“ beginning on page 43 of this prospectus. You should consider carefully these risks together with all of the other information contained in this prospectus before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Offering Price(1)	Maximum Sales Load	Proceeds to Fund(2)
Institutional Class I Common Stock	At net asset value	None	Amount invested at net asset value

(1)	Class I Shares are offered on a continuous basis at the net asset value per share.
(2)	Offering and organizational expenses are approximately $751,000.

Prospectus dated January 26, 2022.

Interval Fund/Repurchase Offers. The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to shareholders, has adopted a fundamental policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at NAV. Subject to applicable law and approval of the Board of Directors (the “Board” or the “Board of Directors”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at NAV, which is the minimum amount permitted.

Risks. Investing in the Fund involves a high degree of risk. In particular:

•	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

•	The Fund intends to accrue and declare distributions daily and distribute them on a quarterly basis; however, the amount of distributions that the Fund may pay, if any, is uncertain.

•	Investors will pay offering expenses. The Fund will have to receive a total return at least in excess of these expenses for you to receive an actual return on your investment.

•

The Common Shares have no history of public trading, nor is it intended that the Common Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Common Shares, liquidity for the Common Shares will be provided only through repurchase offers of Common Shares at net asset value, and there is no guarantee that an investor will be able to sell all the Common Shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be illiquid. Investing in the Common Shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

Leverage. The Fund may employ leverage through a number of methods including through borrowings, entering into reverse repurchase agreements (effectively a borrowing) and/or issuing preferred stock and debt securities that represent the leveraging of our Common Shares to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has utilized leverage in the past and may continue to do so in the future. We consider market conditions at the time leverage is incurred and monitor for asset coverage ratios relative to 1940 Act requirements and our financial covenants on an ongoing basis. The timing and terms of any leverage transactions will be determined by our Board of Directors. All fees and expenses incurred in connection with borrowing money or issuing and servicing debt securities and preferred stock will be indirectly borne by the Fund’s common shareholders. See “Leverage” and “Risk Factors—Leverage Risk.”

Investment Adviser and Sub-Adviser. Our investment adviser is Tortoise Capital Advisors, L.L.C. (“TCA Advisors” or the “Adviser”), a registered investment adviser specializing in essential assets investments. Our Adviser is responsible for overseeing our overall investment strategy and its implementation. Through its family of registered investment advisers, including our Adviser, TortoiseEcofin Investments, LLC (collectively with its family of registered investment advisers, “TortoiseEcofin”) provides investors access to essential assets and income solutions. TortoiseEcofin invests in essential assets – those assets and services that are indispensable to the economy and society. With a steady wins approach and a long-term perspective, TortoiseEcofin strives to make a positive impact on clients and communities. TortoiseEcofin’s expertise spans traditional energy investing across the entire energy value chain, sustainable infrastructure including wind, solar and water infrastructure, credit investing, direct lending to social impact projects and index construction. Through a variety of investment vehicles, TortoiseEcofin provides access to a wide range of client solutions, focused on their evolving needs. The Adviser has delegated certain responsibilities for managing our investments to Ecofin Advisors, LLC (the “Sub-Adviser” or “Ecofin”), including managing the assets of the Fund in accordance with the Fund’s investment objectives, policies, and restrictions, subject to the oversight of the Board and supervision of the

Adviser. The appointment of the Sub-Adviser was approved by the Board of Directors on September 4, 2020. TortoiseEcofin, through its family of registered investment advisers, including the Adviser and Sub-Adviser, had $8.5 billion assets under advisement as of December 31, 2021.

This prospectus sets forth the information about the Fund that you should know before investing. You should read this prospectus before deciding whether to invest in our securities. You should retain this prospectus for future reference. A statement of additional information, dated January 26, 2022, as supplemented from time to time, containing additional information, has been filed with the Securities and Exchange Commission (“SEC”) and is incorporated by reference in its entirety into this prospectus. You may request a free copy of the statement of additional information, request a free copy of our annual and semi-annual reports, request other information or make stockholder inquiries, by calling toll-free at (866) 362-9331 or by writing to us at 6363 College Boulevard, Suite 100A, Overland Park, Kansas 66211. Our annual and semi-annual reports and the statement of additional information also will be available on our Adviser’s website at http://www.tortoiseecofin.com. Information included on such website does not form part of this prospectus. You can review documents that we have filed with the SEC for free on the EDGAR database, including other material incorporated by reference into this prospectus, from the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov.

The Fund’s Common Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the statement of additional information contain “forward-looking statements.” Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” “could,” “should” and similar terms and the negative of such terms. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities and other investments that we hold from time to time; the time necessary to fully invest the proceeds of this offering; the conditions in the U.S. and international financial, lending, municipal and other markets; and other factors.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Risk Factors” section of this prospectus. All forward-looking statements contained or incorporated by reference in this prospectus are made as of the date of this prospectus. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended.

Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Risk Factors” section of this prospectus. We urge you to review carefully that section for a more detailed discussion of the risks of an investment in our securities.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

i

PROSPECTUS SUMMARY

This is only a summary of certain information contained in this prospectus relating to Ecofin Tax-Advantaged Social Impact Fund, Inc. (the “Fund”). This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information (the “SAI”).

The Fund	Ecofin Tax-Advantaged Social Impact Fund, Inc. (the “Fund”) is a non-diversified, closed-end management investment company and is operated as an “interval fund.” Throughout the prospectus, we refer to Ecofin Tax-Advantaged Social Impact Fund, Inc. simply as the “Fund,” “we,” “us” or “our.” See “The Fund.”

The Offering

The Fund continuously offers shares of Institutional Class I Common Stock (the “Common Shares” or “Class I Shares”). The Fund has been granted exemptive relief from the Securities and Exchange Commission (the “SEC”) that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.

Class I Shares were initially offered at $10.00 per share, and thereafter have been offered on a continuous basis at net asset value (“NAV”) per share. The Fund and the Distributor (as defined below) reserve the right to reject a purchase order for any reason. Holders of Common Shares (“Common Shareholders”) do not have the right to redeem their Common Shares. However, as described below, in order to provide some liquidity to Common Shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Common Shares.

Minimum Investment	The minimum initial investment for the Common Shares is $2,500 per account and the minimum subsequent investment in the Fund per account is $100, except that the minimum investment may be modified or waived by the Fund or the Adviser.

Investment Objective	The Fund’s investment objective is to seek to generate attractive total return with an emphasis on tax-advantaged income. “Tax-advantaged” income is income that by statute or structuring of a security is in part, or in whole, tax-reduced, tax-deferred or tax-free with respect to federal, state or municipal taxes. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective is not fundamental and may be changed by the Fund’s Board of Directors (the “Board” or the “Board of Directors”) without the approval of the holders of a majority of the outstanding Common Shares or preferred stock, if any.

Investment Strategies

The Fund seeks to achieve its investment objective by investing at least 80% of its total assets in the social impact sector.

The “social impact sector” includes assets and services that accommodate essential services related to education, healthcare,

housing, human service providers, social services, and waste transition. Such assets and services may include, but are not limited to, primary, secondary and post-secondary education facilities; hospitals and other healthcare facilities; seniors, student, affordable, military and other housing facilities; industrial/infrastructure, utility, waste-to energy and waste-to-value projects; and nonprofit and civic facilities. The Fund is not required to invest in all such types of social impact securities at all times. Issuers of social impact securities and obligations may include governmental entities or other qualifying issuers of states, municipalities, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities, private non-profits, 501(c)(3)s, public nonprofits and other entities authorized to issue private activity and tax-exempt municipal bonds.

Under normal market conditions, it is anticipated that the Fund will typically invest over the long term in directly originated securities. The Fund may also purchase securities in the secondary market. The Fund’s investments may take the form of loans, debt securities or equity securities, including preferred securities.

The Fund may also invest up to 20% of its total assets in each of the following: (i) securities guaranteed by the U.S. government, its agencies, instrumentalities or sponsored entities, (ii) equity investments in other companies, including exchange-traded funds, and (iii) securities in sectors other than social impact.

Currently, we expect that our investments in directly originated securities in the social impact sector will consist primarily of unrated securities related to education, healthcare, industrial infrastructure/project finance and housing.

Securities in the education sector include those issued in connection with PreK-12, post-secondary, job training institutions (including private, parochial, charter, vo-tech (vocational and technical), community/junior colleges, and small private colleges and universities). Securities in the healthcare sector include those issued in connection with senior care and housing, hospitals/medical care providers (including rehab, psychiatric, substance-abuse) and long-term care facilities (including the entire continuum from independent living to assisted living to skilled nursing, palliative care and hospice). Securities in the industrial and infra-structure sectors include those issued in connection with industrial plants/projects (including solid waste disposal, recycling, waste-to-energy and waste-to-value). Securities in the housing sector include those issued in connection with seniors, students, affordable housing (including apartments, multi- family, and single family), military, and mobile-home parks builders and operators.

Under normal market conditions, the Fund may invest in debt securities of any maturity and credit quality but expects to typically invest over the long term in “high yield” or unrated equivalent securities. High yield securities, also commonly referred to as “junk” bonds, are securities rated at the time of investment either BB+, Ba1 or below (or an equivalent rating) by a nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by Tortoise Capital Advisors, L.L.C. (the “Adviser”) to be of comparable credit quality. As the Fund will be opportunistic in its approach to investing, under normal market conditions, the Fund expects that a majority of its income will consist of tax-exempt interest for U.S. federal income tax purposes. In addition to debt, under normal market conditions, the Fund may invest in preferred securities and other equity securities.

The Fund may, directly or indirectly, use various derivative instruments including, but not limited to, options contracts, futures contracts, forward contracts, options on futures contracts, indexed securities, credit default swaps, interest rate swaps and other swap agreements primarily for hedging and risk management purposes.

Periodic Repurchase Offers

The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to Common Shareholders, has adopted a fundamental policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at NAV. Subject to applicable law and approval of the Board of Directors, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at NAV, which is the minimum amount permitted. The Fund will make quarterly repurchase offers. Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) will be sent to Common Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Common Shareholders can tender their Common Shares in response to a repurchase offer) (the “Repurchase Request Deadline”).

The Fund does not currently expect to impose a repurchase fee.

The Fund’s Common Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Common Shares. Accordingly, you may not be able to sell Common Shares when and/or in the amount that you desire. Thus, the Common Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Common Shareholders to special risks. See “Risk Factors—Repurchase Offers Risk.”

Leverage	The Fund may employ leverage through a number of methods including through borrowings, entering into reverse repurchase agreements (effectively a borrowing) and/or issuing preferred stock and debt securities that represent the leveraging of our

Common Shares to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has utilized leverage in the past and may continue to do so in the future. We will consider market conditions at the time any leverage is incurred and monitor for asset coverage ratios relative to 1940 Act requirements and our financial covenants on an ongoing basis. The timing and terms of any leverage transactions will be determined by our Board of Directors. All fees and expenses incurred in connection with borrowing money or issuing and servicing debt securities and preferred stock will be indirectly borne by the Fund’s Common Shareholders. In addition, the percentage of our assets attributable to leverage may vary significantly during periods of extreme market volatility and may increase during periods of declining market prices of our portfolio holdings. See “Leverage” and “Risk Factors—Leverage Risk.”

Distributions

The Fund intends to distribute substantially all of its net investment income to Common Shareholders in the form of distributions. The Fund began to declare distributions daily and distribute them quarterly, beginning in June 2018. In addition, the Fund intends to distribute any net capital gains it earns from the sale of portfolio securities to shareholders no less frequently than annually.

A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a Common Shareholder as a return of capital which is applied against and reduces the Common Shareholder’s basis in his or her Common Shares. A return of capital is a return to investors of a portion of their original investment in the Fund. To the extent that the amount of any such distribution exceeds the Common Shareholder’s basis in his or her shares, the excess will be treated by the Common Shareholder as gain from a sale or exchange of the Common Shares.

Cash distributions to holders of our Common Shares will be automatically reinvested under our Automatic Dividend Reinvestment Plan (“DRIP” or the “Plan”) in additional whole and fractional shares unless the shareholder elects to “opt-out” and receive cash. See “Distributions” and “Automatic Dividend Reinvestment Plan.”

Adviser and Sub-Adviser	We have entered into an investment advisory agreement with TCA Advisors a registered investment adviser specializing in essential assets investments, pursuant to which it will serve as our investment adviser (the “Advisory Agreement”). Our Adviser is responsible for overseeing our overall investment strategy and its implementation. Effective September 4, 2020, Ecofin Advisors, LLC (the “Sub-Adviser” or “Ecofin”) became our sub-adviser. The Adviser has delegated certain responsibilities for managing our investments to the Sub-Adviser, including managing the assets of the Fund in accordance with the Fund’s investment objectives, policies, and restrictions, subject to the oversight of the Board and supervision of the Adviser. The appointment of the Sub-Adviser was approved by the Board of Directors on September 4, 2020. Through its family of registered investment advisers, including our Adviser, TortoiseEcofin Investments, LLC (collectively with its family of registered investment advisers, “TortoiseEcofin”) provides investors access to essential assets and income solutions. TortoiseEcofin invests in essential assets – those assets and services that are indispensable to the economy and society. With a steady wins approach and a long-term perspective, TortoiseEcofin strives to make a positive impact on clients and communities. TortoiseEcofin’s expertise spans traditional energy investing across the entire energy value chain, sustainable infrastructure including wind, solar and water infrastructure, credit investing, direct lending to social impact projects and index construction. Through a variety of investment vehicles, TortoiseEcofin provides access to a wide range of client solutions, focused on their evolving needs. TortoiseEcofin, through its family of registered investment advisers, including the Adviser and Sub-Adviser, had $8.5 billion assets under advisement as of December 31, 2021.

Under the Advisory Agreement, we pay the Adviser quarterly, as compensation for the services rendered by it, a fee equal on an annual basis to 1.25% of our daily Managed Assets. The Adviser will pay the Sub-Adviser a fee on an annual basis of 1.05% of the daily Managed Assets allocated to the Sub-Adviser. We will not pay any direct fee to the Sub-Adviser. “Managed Assets” means total assets (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage and the aggregate liquidation preference of any outstanding preferred shares). The fees are payable for each calendar quarter within five days after the end of that quarter.

Administrator	U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (“USBGFS”), serves as the Fund’s administrator and provide certain back-office support such as oversight and supervision of the payment of expenses and preparation of financial statements and related schedules. USBGFS receives a fee based on the daily net assets of the Fund, subject to an annual minimum amount. See “Administrator, Custodian and Fund Accountant.”

Custodian and Fund Accountant	U.S. Bank National Association (“U.S. Bank”) serves as the Fund’s custodian. USBGFS serves as the fund accountant. See “Administrator, Custodian and Fund Accountant.”

Distributor	Quasar Distributors, LLC (the “Distributor”) is the principal underwriter and distributor of the Common Shares and serves in that capacity on a best efforts basis, subject to various conditions. The Fund may be offered through other brokers, dealers and other financial intermediaries that have entered into selling agreements with the Distributor.

Unlisted Closed-End Fund Structure; Limited Liquidity	The Fund will not list its Common Shares for trading on any securities exchange. There is currently no secondary market for its Common Shares and the Fund does not expect any secondary market to develop for its Common Shares. Common Shareholders of the Fund are not able to have their Common Shares redeemed or otherwise sell their Common Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Common Shares, as described herein. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Common Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.

Investor Suitability	An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Common Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Allocation of Investment Opportunities	As a general matter, there can be no assurances that all investment opportunities identified by the Adviser will be made available to the Fund. The Adviser is able to make certain private investments outside the Fund. Consistent with the foregoing, the Adviser expects, from time to time, to be presented with investment opportunities that fall within the investment objective of the Fund and other Adviser-sponsored investment funds, vehicles and accounts, joint ventures and similar partnerships or arrangements including, without limitation, co-invest funds, any successor fund to the Fund and registered investment companies, in each case, whether now existing or established in the future (collectively, “Other TortoiseEcofin Accounts”), and in such circumstances, the Adviser will allocate such opportunities (including any related co-investment opportunities) to the Fund and Other TortoiseEcofin Accounts (including, without limitation, an allocation of 100% of such an opportunity to such Other TortoiseEcofin Accounts) on a basis that the Adviser determines in its sole discretion to be fair and reasonable in accordance with the Adviser’s allocation policy and procedures. In this regard, the Adviser currently serves as investment adviser for Other

TortoiseEcofin Accounts with investment objectives that overlap with the Fund’s investment objective, and the Adviser may establish additional Other TortoiseEcofin Accounts with investment objectives, mandates and policies that are substantially similar to those of the Fund. The Adviser may allocate investment opportunities to such Other TortoiseEcofin Accounts, and such Other TortoiseEcofin Accounts may compete with the Fund for specific transactions. The Adviser may consider the tax consequences of an investment on the Fund and on Other TortoiseEcofin Accounts, and may determine to allocate all or a larger portion of an investment opportunity than it otherwise would to the Fund or Other TortoiseEcofin Account if it determines that the tax character of the investment is better suited for the Fund or Other TortoiseEcofin Account, as applicable.

The Adviser may give advice and recommend securities to, or buy or sell securities for, the Fund, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, Other TortoiseEcofin Accounts, even though their investment objectives may be the same as, or similar to, the Fund’s objectives. There may be times when an investment is suitable for the Fund, but the Adviser allocates the opportunity to Other TortoiseEcofin Accounts because the Adviser determines the investment opportunity is more appropriate for such Other TortoiseEcofin Account’s mandate.

From time to time, the Adviser may seed proprietary accounts for the purpose of evaluating a new investment strategy that eventually may be available to investors through one or more product structures. Such accounts may also serve the purpose of establishing a performance record for the strategy. The Adviser’s management of accounts with proprietary interests and non-proprietary client accounts may create an incentive to favor the proprietary accounts in the allocation of investment opportunities, and the timing and aggregation of investments. The Adviser has adopted various policies to mitigate these conflicts, including policies that require the Adviser to avoid favoring any account. The Adviser’s policies also require transactions in proprietary accounts to be placed after client transactions.

To the extent there is a joint transaction among the Fund and Other TortoiseEcofin Accounts requiring exemptive relief, the Fund has received an exemptive order from the SEC that permits it, among other things, to co-invest with certain other persons, including certain Other TortoiseEcofin Accounts, subject to certain terms and conditions.

Risks	Market Risk. The market price of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates, adverse changes to credit markets or adverse investor sentiment generally. The value of a security may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously. Equity securities generally have greater price volatility than fixed income securities. Credit ratings downgrades may also negatively affect securities held by the Fund. Even when markets perform well, there is no assurance that the investments held by the Fund will increase in value along with the broader market.

Current market conditions may pose heightened risks with respect to the Fund’s investment in fixed income securities. As discussed more under “Risk Factors—Interest Rate Risk,” interest rates in the U.S. are at or near historically low levels. Any interest rate increases in the future could cause the value of the Fund to decrease. As such, fixed income securities markets may experience heightened levels of interest rate, volatility and liquidity risk.

Management Risk. Our ability to achieve our investment objective is directly related to our Adviser’s investment strategies for the Fund. The value of your investment in our common stock may vary with the effectiveness of the research and analysis conducted by our Adviser and its ability to identify and take advantage of attractive investment opportunities. If the investment strategies of our Adviser do not produce the expected results, the value of your investment could be diminished or even lost entirely, and we could underperform the market or other funds with similar investment objectives.

Asset Allocation Risk. Our investment performance depends, at least in part, on how the Adviser and Sub-Adviser allocate and reallocate our assets among the various asset classes in which we may invest. Such allocation decisions could cause our investments to be allocated to asset classes that perform poorly or underperform other asset classes or available investments.

Repurchase Offers Risk. As described under “Periodic Repurchase Offers” above, the Fund is an “interval fund” and, in order to provide liquidity to shareholders, the Fund, subject to applicable law and Board approval, will conduct repurchase offers of the Fund’s outstanding Common Shares at NAV. The Fund believes that these repurchase offers are generally beneficial to the

Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to incur leverage or maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from the sale of Common Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to incur leverage or sell investments. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Common Shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income.

Illiquidity of Common Shares. There is presently no market for the Fund’s Common Shares, which are highly illiquid and currently can be sold by shareholders only in the quarterly repurchase program of the Fund. Unless and until a secondary market for the Fund’s Common Shares develops, which the Fund has no reason to anticipate at this time, you will not be able to control the timing or the amount of Common Shares which you desire to sell. The Fund’s Common Shares have no history of public trading, nor is it intended that they will be listed on a public exchange at this time.

As a closed-end “interval fund,” the Fund has adopted a fundamental policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at NAV. Even though the Fund makes quarterly repurchase offers, investors should consider the Fund’s Common Shares to be illiquid. There is no guarantee that you will be able to sell the amount of Common Shares that you wish to tender in connection with a given repurchase offer.

In the recent past, shareholders have tendered more Common Shares than the Fund has offered to repurchase. Shareholders may tender more Common Shares than the Fund offers to repurchase in the future. If such a case, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, it is possible that not all Common Shares that are tendered in a repurchase offer will be repurchased. There is also a risk that some shareholders, in anticipation of proration, may tender more Common Shares than they wish to have repurchased in a given quarter, thereby increasing the likelihood that a proration will occur. Finally, the Board may suspend quarterly repurchases in accordance with Rule 23c-3 under the 1940 Act. Each of these factors may further limit the liquidity of the Fund’s Common Shares.

Municipal-Related Securities Risk. The Fund expects that most of its investments in the social impact sector will be comprised of municipal-related securities. These securities will include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public infrastructure and facilities (including housing), essential social, health and/or public service sector programs and initiatives, refunding of outstanding obligations and obtaining funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of securities are issued by or on behalf of public authorities, for example, to finance privately owned or operated facilities, including in respect of electric energy or gas, sewage, solid waste disposal and other specialized facilities. In addition, other private activity securities, the proceeds of which are used, for example, for the construction, equipment or improvement of privately operated industrial or commercial facilities, may constitute municipal securities, but current federal tax laws place substantial limitations on the size of such issues. The interest on the Fund’s investments may bear a fixed rate or be payable at a variable or floating rate. The two principal classifications of municipal securities are “general obligation” and “revenue” or “special obligation” securities (including private activity securities (“PASs”)).

Municipal-related securities may also include securities not issued by or on behalf of a state or territory (or by an agency or instrumentality thereof) if the Adviser determines such securities will pay interest excludable from gross income for purposes of federal income tax and state and local income taxes of the applicable state and/or state and local personal property taxes of the applicable state. Municipal-related securities include, for example only, trust certificates or other instruments evidencing interest in one or more long term municipal securities and may also include securities issued by other investment companies that invest in municipal securities, to the extent such investments are permitted by applicable law.

Actual or potential changes in marginal income tax rates or the elimination of the tax preference for tax-exempt municipal interest income versus currently taxable interest income would have an adverse effect on the Fund’s issuers and the Fund’s performance. In addition, a failure or potential failure of such debt issuances to qualify for tax-exempt treatment may cause the prices of such municipal securities to decline, potentially adversely affecting the value of the Fund’s portfolio, and such a failure could also result in additional taxable income to the Fund and/or its shareholders. In addition, the municipal market is a highly fragmented market that is very technically driven and it is expected that there will be regional variations in economic conditions or supply-demand fundamentals. Further, investment interest and other expenses incurred in respect of the purchase of tax-exempt municipal securities cannot be deducted for federal income tax purposes.

Further, the availability of information in the municipal market is less than in other markets, increasing the difficulty of evaluating and valuing securities. As a result, the investment performance of the Fund may be more dependent on the analytical abilities of the Adviser than if the Fund were a stock fund or a taxable bond fund. As opposed to the majority of municipal securities outstanding, a portion of the municipal securities held by the Fund may be secured by payments to be made by private entities and changes in market conditions affecting such securities, including the downgrade of a private entity obligated to make such payments, which could have a negative impact on the value of the Fund’s investments, the municipal market generally, or the Fund’s performance.

The municipal-related securities in which the Fund invests generally include directly originated municipal-related securities. Directly originated securities represent obligations structured directly by a single purchaser, or a limited number of institutional purchasers, and the issuer, and are typically not rated by credit rating agencies. The directly originated municipal securities in which the Fund invests generally are deemed by the Adviser to be of comparable quality to securities rated below investment grade and that such securities will belong to relatively small issues. The directly originated municipal securities in which the Fund invests will have limited trading markets and therefore will tend to be less liquid than municipal securities rated investment grade or issued by traditional municipal issuers. This may make it difficult for the Fund to value the municipal securities in which it invests. In addition, the Fund will likely be able to sell such municipal securities only in private transactions with another investor or group of investors, and there can be no assurance that the Fund will be able to successfully arrange such transactions if and when the Fund desires to sell any of its municipal securities or, if successfully arranged, that the Fund will be able to obtain favorable values upon the sale of its municipal securities in such transactions.

Additional risks for investing in municipal securities depending on the types of each securities include:

•  Municipal Note Risks – Municipal notes are shorter term municipal debt obligations that typically provide interim financing in anticipation of tax collection, bond sales or revenue receipts. To the extent there is a shortfall in the anticipated proceeds, the notes may not be fully repaid by an issuer and the Fund’s returns would be adversely affected.

•  PAS Risks – PASs are, in most cases, tax-exempt securities issued by states, municipalities or public authorities to provide funds, typically through a loan or lease arrangement, to a private entity for the purpose of financing construction or improvement of a facility to be used by the entity. Such bonds are secured typically by revenues derived from loan repayments or lease payments due from the entity, which may or may not be guaranteed by a parent entity or otherwise secured. PASs generally are not secured by a pledge of the taxing power of the issuer of such bonds. Therefore, prospective investors should note that repayment of such securities generally depends on the revenues of a private entity and may be subject to additional risk of non-payment.

•  General Obligation Bond Risks – General obligation bonds are secured by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. Timely payments by the issuer and the repayment of principal when due depend on its credit quality, ability to raise tax revenues and ability to maintain an adequate tax base. The taxing power of any governmental entity may be limited, however, by provisions of its state constitution or laws, and an entity’s creditworthiness will depend on many factors, including, for example only, potential erosion of its tax base due to population declines, natural disasters, declines in the state’s industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base, state legislative proposals or voter initiatives to limit ad valorem real property taxes and the extent to which the entity relies on federal or state aid, access to capital markets or other factors beyond the state’s or entity’s control.

• Moral Obligation Bond Risks – Moral obligation bonds are typically issued by special purpose public authorities. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality that created the special purpose public authority that issued the bonds.

•  Municipal Commercial Paper Risks – Municipal commercial paper is typically unsecured and issued to meet short-term financing needs. The lack of security presents some risk of loss to the Fund since, in the event of an issuer’s bankruptcy, unsecured creditors are repaid only after the secured creditors out of the assets, if any, that remain.

•  Insured Municipal Bond Risk – The Fund’s investments may be covered by insurance that guarantees that interest payments on the bond will be made on time and the principal will be repaid when the bond matures. Either the issuer of the bond or the Fund purchases the insurance. Although such insurance is expected to protect the Fund against losses caused by a bond issuer’s failure to make interest or principal payments, such insurance does not protect the Fund or its investors against losses caused by declines in a bond’s market value. Further, the Fund cannot be certain that any insurance company does not make these payments. In addition, if the Fund purchases the insurance, it will bear any related premiums and other related costs, which will reduce the Fund’s returns.

•  Revenue Bond Risks – Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in certain cases, from the proceeds of a special excise tax or other specific revenue source (for example, payments from the user of the facility being financed) and accordingly, the timely payment of interest and the repayment of principal in accordance with the terms of the revenue or special obligation bond depends on the economic viability of such facility or such revenue source.

•  Pre-Refunded Municipal Securities Risks – The principal of, and interest on, pre-refunded municipal securities are no longer paid from the original revenue source for the securities. Instead, the source of such payments is typically an escrow fund consisting of U.S. government securities. The assets in the escrow fund are derived from the proceeds of refunding bonds issued by the same issuer as the pre-refunded municipal securities. Issuers of municipal securities use this advance refunding technique to obtain more favorable terms with respect to securities that are not yet subject to call or redemption by the issuer. Except for a change in the revenue source from which principal and interest payments are made, the pre-refunded municipal securities remain outstanding on their original terms until they mature or are redeemed by the issuer.

•  Special Taxing Districts Risks –The bond financing methods such as tax increment finance, tax assessment, special services district and Mello-Roos bonds, are generally payable solely from taxes or other revenues attributable to the specific projects financed by the bonds without recourse to the credit or taxing power of related or overlapping municipalities. They often are exposed to real estate development-related risks and can have more taxpayer concentration risk than general tax-supported bonds, such as general obligation bonds. Further, the fees, special taxes, or tax allocations and other revenues that are established to secure such financings are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. The bonds could default if development failed to progress as anticipated or if larger taxpayers failed to pay the assessments, fees and taxes as provided in the financing plans of the districts.

See “Risk Factors—Municipal-Related Securities Risk.”

Tax Risk. The Fund expects that a majority of its income will consist of tax-exempt interest for U.S. federal income tax purposes. Interest paid on municipal bonds is generally exempt from regular U.S. federal income tax when received, but may be subject to the alternative minimum tax. Income from the Fund’s investment in municipal bonds could, however, become subject to regular U.S. federal income tax due to noncompliant conduct by issuers, unfavorable legislation or litigation or adverse interpretations by regulatory authorities.

Any proposed or actual changes in income tax rates or the tax-exempt status of interest income from municipal bonds could significantly affect the demand for and supply, liquidity and marketability of municipal bonds. Such changes may affect the valuation of the Fund’s investments and ability to acquire and dispose of municipal bonds at desirable yield and price levels. Investments in taxable municipal bonds and U.S. Treasury (“Treasury”) securities, as well as certain derivatives, would cause the Fund to have taxable investment income. In addition, the Fund may recognize taxable ordinary income from market discount. The Fund may also realize gain on the sale, exchange or other disposition of its securities, which gain will be taxable regardless of whether it is derived from the sale, exchange or other disposition of tax-exempt bonds or taxable securities. Any interest or other expenses incurred for the purchase of tax-exempt municipal bonds cannot be deducted for U.S. federal income tax purposes.

Direct Origination Risk. The results of the Fund’s operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. In addition, competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser will be able to identify and make investments that are consistent with its investment objective.

Industry Concentration Risk. The Fund’s investments in securities in a certain industry may be adversely affected by political, economic and regulatory developments within that sector, including legislation or litigation that changes the taxation of municipal bonds or the rights of municipal bond holders in the event of a bankruptcy.

Adverse conditions in an industry significant to a local economy could have a correspondingly adverse effect on the financial condition of local issuers. Other factors that could affect municipal securities include a change in the local, state, or national economy, demographic factors, ecological or environmental concerns, statutory limitations on an issuer’s ability to increase taxes, and other developments generally affecting the revenue of issuers (for example, legislation or court decisions reducing state aid to local governments or mandating additional services). This risk would be heightened to the extent that the Fund invests a substantial portion of the below-investment grade quality portion of its portfolio in the bonds of similar projects (such as those relating to the education, healthcare or housing), in industrial development bonds, or in particular types of municipal securities (such as general obligation bonds, private activity bonds or moral obligation bonds) that are particularly exposed to specific types of adverse economic, business or political events. From time to time the Fund expects to invest a significant portion of the investment portfolio in issuers within a single industry. If the

Fund invests a significant portion of its investment portfolio in issuers within the same industry, an adverse economic, business or political development affecting industry would be expected to affect the value of the Fund’s investments more than if its investments were not so concentrated. To the extent that the Fund invests a significant portion of its assets in the securities of issuers operating principally in a given industry, it will be disproportionally affected by political and economic conditions and developments in that industry, as applicable. See “Risk Factors—Industry Concentration Risk.”

Fixed Income Securities Risk. The Fund’s investments in fixed income securities will be subject to numerous risks set forth throughout this section including, without limitation, interest rate risk, credit risk, and extension and prepayment risk. The longer the effective maturity and duration of the Fund’s portfolio, the more the Fund’s performance is likely to be affected by interest rates. Some fixed income securities give the issuer the option to call, or redeem, the securities before their maturity dates. During periods of market illiquidity or rising interest rates, prices of callable issues are subject to increased price fluctuation.

Income Risk. The Fund’s income could decline during periods of falling interest rates or when the Fund experiences defaults on debt securities it holds. Also, if the Fund invests in inverse floaters, the Fund’s income may decrease if short-term interest rates rise.

Current income received through investments in municipal securities are dependent on a variety of factors, including the general condition of the money market and of the municipal securities market, the size of a particular offering, the financial condition of the issuer, the maturity of the obligation and the rating of the issue. The ability of the Fund to achieve its investment objective is also dependent on the continuing ability of the issuers of the securities in which the Fund invests to meet their obligations for the payment of interest and principal when due.

Below Investment Grade, or High Yield, Securities Risk. The Fund invests in debt securities that may be classified as “higher-yielding” (and, therefore, higher-risk) debt securities. In most cases, such debt will be rated below “investment grade” by rating agencies or will be unrated. The credit rating of a high yield security does not necessarily address its market value risk, and ratings are expected to change, positively or negatively, to reflect developments regarding an issuer’s financial condition. High yield fixed-income securities (including those referred to as “junk bonds”) are speculative, involve greater risks of default or downgrade and are more volatile and expected to be less liquid than investment-grade securities. High yield fixed-income securities involve a greater risk of price declines than investment-grade securities due to actual or perceived changes in an issuer’s creditworthiness. Issuers issuing high yield fixed-income securities are less financially strong, are more likely to encounter financial difficulties, and are more vulnerable to adverse market events and negative sentiments than issuers with higher credit ratings. Such factors could affect such issuers’ abilities to make interest and principal payments and could cause such issuers to stop making interest and/or principal payments. In such cases, payments on the securities may never resume, which would result in the securities owned by the Fund becoming worthless. High yield fixed-income securities may also not be protected by financial covenants or limitations on additional indebtedness. Unrated debt, while not necessarily lower in quality than rated securities, may not have as broad a market. Because of the size and perceived demand for the issue, among other factors, certain issuers may decide not to pay the cost of getting a rating for their bonds.

The market prices of high yield fixed-income securities (including junk bonds) have historically been less sensitive to interest rate changes than higher rated investments, but more sensitive to adverse economic or political changes or individual developments specific to the issuer. In addition, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high yield fixed-income securities. See “Risk Factors— Below Investment Grade, or High Yield, Securities Risk.”

Investment Grade Debt Obligations Risk. The Fund has an may continue to invest in “investment grade securities,” which are securities rated in the four highest rating categories of an NRSRO or deemed to be of equivalent quality by the Adviser. It should be noted that debt obligations rated in the lowest of the top four ratings (i.e., “Baa” by Moody’s or “BBB” by S&P) are considered to have some speculative characteristics and are more sensitive to economic change than higher rated securities. Appendix A to the SAI describes the various ratings assigned to debt obligations by S&P and Moody’s.

Credit Ratings are Not a Guarantee of Quality Risk. Credit ratings of assets represent the rating agencies’ opinions regarding their credit quality and are not a guarantee of quality. A credit rating is not a recommendation to buy, sell or hold assets and may be subject to revision or withdrawal at any time by the assigning rating agency. In the event that a rating assigned to any debt obligation is lowered for any reason, no party is obligated to provide any additional support or credit enhancement with respect to such debt obligation. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value; therefore, ratings may not fully reflect the true risks of an investment. Also, rating agencies may fail to make timely changes in credit ratings in response to subsequent events, so that an issuer’s current financial condition may be better or worse than a rating indicates. Consequently, credit ratings of any debt obligation are only a preliminary indicator of investment quality, and not a completely reliable indicator of investment quality. Rating reductions or withdrawals may occur for any number of reasons and may affect numerous assets at a single time or within a short period of time, with material adverse effects upon the debt obligation. It is possible that many credit ratings of assets included in or similar to the debt obligation will be subject to significant or severe adjustments downward.

The rating assigned by a rating agency evaluates the issuing agency’s assessment of the safety of a non-investment grade security’s principal and interest payments, but does not address market value risk. Because such ratings of the ratings agencies may not always reflect current conditions and events, in addition to using recognized rating agencies and other sources, or because such ratings may not be available, the Adviser expects typically to perform its own analysis of the issuers whose non-investment grade or unrated securities the Fund holds. Because of this, the Fund’s performance may depend more on the Adviser’s own credit analysis than in the case of funds investing in rated, or higher-rated securities than the Fund’s securities.

Call Risk. Some securities give the issuer the option to “call,” or prepay, the securities before their maturity date. If interest rates fall, it is possible that issuers of callable securities with high interest coupons will call their securities. If a call were exercised by the issuer of a security held by the Fund during a period of declining interest rates, the Fund would determine on a case by case basis whether to replace such called security with a lower yielding security. If that were to happen, it could decrease the Fund’s distributions and possibly could affect the Fund’s net asset value. Similar risks exist when the Fund invests the proceeds from matured, traded or prepaid bonds at market interest rates that are below the Fund’s current earnings rate. During periods of market illiquidity or rising interest rates, prices of “callable” issues are subject to increased price fluctuation.

Operating and Financial Risks of Issuers and Impact of Other Issuers. One of the fundamental risks associated with the Fund’s investments is credit risk, which is the risk that an issuer will be unable to make principal and interest payments on its outstanding debt obligations when due and the related risk that the value of a debt security may decline because of concerns about the issuer’s ability or willingness to make such payments. Because the Fund may invest its assets in high yield and unrated equivalent securities, the Fund’s credit risks are greater than those of funds that buy only investment grade securities. Investments in inverse floaters will increase the Fund’s credit risk. The Fund’s return would be adversely impacted if an issuer of debt securities in which the Fund invests becomes unable to make such payments when due. Issuers in which the Fund invests could deteriorate as a result of, among other factors, adverse developments in their businesses, changes in the competitive environment, or an economic downturn. As a result, issuers which the Fund expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress. In addition, the Fund and other investment funds sponsored by the Adviser have made (and/or will in the future make) investments in issuers that have operations and assets in many jurisdictions. It is possible that the activities of one issuer may have adverse consequences on one or more other issuers (including the Fund’s issuers), even in cases where the issuers are held by different TortoiseEcofin investment funds and have no other connection to each other.

Interest Rate Risk. The fair value of investments may be significantly affected by changes in interest rates. As of the date of this prospectus, interest rates in the U.S. are near historic lows, which may increase the Fund’s exposure to risks associated with rising interest rates. Moreover, interest rate levels are currently impacted by extraordinarily accommodative monetary policy initiatives the effect of which is impossible to predict with certainty. General interest rate fluctuations may have a substantial negative impact on the Fund’s investments and investment opportunities and accordingly may have a material adverse effect on the Fund’s investment objective. The securities in which the Fund will invest have valuations which are based on numerous factors, including sector fundamentals and specific issuer characteristics. However, such securities are also susceptible to fluctuations in interest rates and the prices of securities can increase when interest rates fall and decline when interest rates rise. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV.

LIBOR Risk. The Fund’s investments (including, but not limited to, repurchase agreements, CLOs and mortgage-backed securities), payment obligations and financing terms may rely in some fashion on the London Interbank Offered Rate (“LIBOR”). LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of

2021. On March 5, 2021, the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, announced that it will cease publication of many of its LIBOR settings after December 31, 2021, and that it will cease publication of certain commonly used tenors of U.S. dollar LIBOR after June 30, 2023. Any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. For example, certain of the Fund’s investments may involve individual contracts that have no existing fallback provision or language that contemplates the discontinuation of LIBOR, and those investments could experience increased volatility or illiquidity as a result of the transition process. In addition, interest rate provisions included in such contracts, or in contracts or other arrangements entered into by the Fund, may need to be renegotiated. The transition may also result in a reduction in the value of certain instruments held by the Fund, a change in the cost of borrowing or the dividend rate for any preferred stock that may be issued by the Fund, or a reduction in the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund. See “Risk Factors— LIBOR Risk.”

Spread Widening Risks; Discounts to Par. The Fund’s investment strategy with respect to certain types of investments may be based, in part, upon the premise that interests in issuers and/or an issuer’s underlying collateral that are otherwise performing may from time to time be available for participation by the Fund at “discounted” rates or at “undervalued” prices. Purchasing debt instruments and/or other interests at what may appear to be “undervalued” or “discounted” levels is no guarantee that these investments will generate attractive risk-adjusted returns to the Fund or will not be subject to further reductions in value. For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the prices of the debt instruments and other securities in which the Fund invests may decline substantially. Credit spreads often increase more for lower rated and unrated securities than for investment grade securities. In addition, when credit spreads increase, reductions in market value will generally be greater for longer-maturity securities. Accordingly, purchasing debt instruments or other assets at what may appear to be “undervalued” or “discounted” levels is no guarantee that these assets will not be trading at even lower levels at a time of valuation or at the time of sale. It may not be possible to predict such “spread widening” risk. Additionally, the perceived discount in pricing from previous environments described herein may still not reflect the true value of the collateral assets underlying debt instruments in which the Fund invests.

Investments in Less Established Issuers. Although from time to time the Fund will seek to make investments in respect of established issuers, the Fund has not established any minimum size for the issuers in which it may invest and is expected to make investments in smaller, less established issuers. For example, such issuers may have shorter operating histories on which to judge future performance and, if operating, may have negative cash flow. In the case of start-up enterprises, such issuers may not have significant or any operating revenues. Less established issuers tend to have lower capitalizations and fewer resources (including cash) and, therefore, often are more vulnerable to funding shortfalls and financial failure. In addition, less mature issuers could be deemed to be more susceptible to irregular accounting or other fraudulent practices. In the event of fraud by any issuer in which the Fund invests, the Fund may suffer a partial or total loss of capital invested in that issuer. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.

Valuation Risk. The debt securities in which the Fund may invest typically are valued by a pricing service utilizing a range of market-based inputs and assumptions, including readily available market quotations obtained from broker-dealers making markets in such instruments, cash flows and transactions for comparable instruments. There is no assurance that the Fund will be able to sell a portfolio security at the price established by the pricing service, which could result in a loss to the Fund. Pricing services generally price debt securities assuming orderly transactions of an institutional “round lot” size, but some trades may occur in smaller, “odd lot” sizes, often at lower prices than institutional round lot trades. Different pricing services may incorporate different assumptions and inputs into their valuation methodologies, potentially resulting in different values for the same securities. As a result, if the Fund were to change pricing services, or if the Fund’s pricing service were to change its valuation methodology, there could be a material impact, either positive or negative, on the Fund’s net asset value.

Distressed and Defaulted Securities Risk. Investments in the securities of financially distressed issuers involve substantial risks, including the risk of default or may be in default at the time of investment. In addition, these securities may fluctuate more in price, and are typically less liquid. The Fund also will be subject to significant uncertainty as to when, and in what manner, and for what value obligations evidenced by securities of financially distressed issuers will eventually be satisfied.

Defaulted securities are speculative and involve substantial risks in addition to the risks of investing in high yield or unrated equivalent securities that have not defaulted. The Fund generally will not receive interest payments on the defaulted securities and there is a substantial risk that principal will not be repaid. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a defaulted security, the Fund may lose the value of its entire Investment or may be required to accept cash or securities with a value less than its original Investment. Defaulted securities and any securities received in exchange for defaulted securities may be subject to restrictions on resale.

The Fund currently holds, and may continue to hold or acquire, investments of issuers that are in default or at risk of default. A loss contingency is recorded if the contingency is considered probable and reasonably estimable as of the date of the financial statements. In the opinion of management, the ultimate outcome of this matter is uncertain. Given the preliminary nature of the workout of these investments, the Fund is unable to estimate a range of reasonably possible loss, if any. While the ultimate resolution is uncertain, to the extent that the Fund is unable to collect outstanding interest, it will have an adverse impact to its financial condition and results of operations.

Also among the risks inherent in investments in a troubled issuer is that it frequently may be difficult to obtain information as to the true financial condition of such issuer. The Adviser or Sub-Adviser’s judgments about the credit quality of a financially distressed issuer and the relative value of its securities may prove to be wrong.

Competitive Market for Investment Opportunities. The activity of identifying, completing and realizing attractive social impact investments is competitive, and involves a high degree of uncertainty, as with many other markets. The availability of investment opportunities generally will be subject to market conditions. The Fund will be competing for investments with many other debt investors, including, without limitation, other investment partnerships and corporations, the public debt and equity markets, individuals, financial institutions and other financial investors investing directly or through affiliates. Furthermore, over the past several years, an ever-increasing number of debt funds have been formed and many such existing funds have grown substantially in size, resulting in an unprecedented amount of capital available for debt investment. Consequently, it is possible that competition for appropriate investment opportunities may increase, thus reducing the number of investment opportunities available to the Fund and adversely affecting the terms upon which investments can be made. There can be no assurance that the Fund will be able to locate, consummate and exit investments that satisfy the rate of return objectives or realize upon their values.

Large Shareholder Risk. To the extent a large proportion of Common Shares are held by a small number of common shareholders (or a single common shareholder), including affiliates of the Adviser, the Fund is subject to the risk that these shareholders will seek to sell Common Shares in large amounts rapidly in connection with repurchase offers. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a repurchase offer, the total amount of Common Shares tendered by a small number of common shareholders (or a single common shareholder) may exceed the number of Common Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by common shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each common shareholder.

Force Majeure Risk. The Fund may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting the Fund. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.

Epidemic and Pandemic Risk. Certain countries have been susceptible to epidemics/pandemics, most recently the novel coronavirus and related respiratory disease (“COVID-19”), which has been designated as a pandemic by the World Health Organization. Any outbreak of COVID-19, SARS, H1N1/09 flu, avian flu, other coronavirus, Ebola or other existing or new epidemics/pandemics, or the threat thereof, together with any resulting restrictions on travel or quarantines imposed, has had, and will continue to have, an adverse impact on the economy and business activity globally (including in the countries in which the Fund invests), and thereby is expected to adversely affect the performance of the Fund’s investments and the Fund’s ability to fulfill its investment objectives. Furthermore, the rapid development of epidemics/pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Fund and the performance of its investments.

COVID-19 Risk. The U.S. capital markets have experienced extreme volatility and disruption following the global outbreak of COVID-19 that began in December 2019. The global impact of the outbreak continues to evolve, and many countries have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Businesses have also implemented similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, have created significant disruption in supply chains and economic activity. While several countries, as well as certain states in the U.S., have continued to lift public health and travel restrictions with the view to reopening their economies, recurring COVID-19 outbreaks and newly discovered variant strains of the virus have led to the re-introduction of such restrictions in certain states in the U.S. and globally and could continue to lead to the re-introduction of such restrictions elsewhere. Such actions, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in global supply chains and economic activity, increasing rates of unemployment and adversely impacting many industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown.

Multiple surges in cases globally, the availability and widespread adoption of vaccines, and the emergence of variant strains of the virus continue to create uncertainty as to the future and long-term impacts resulting from COVID-19 including impacts to the prices and liquidity of the Fund’s investments and the Fund’s performance. See “Risk Factors—COVID-19 Risk.”

Market Disruption and Geopolitical Risk. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. Likewise, natural and environmental disasters, epidemics or pandemics, and systemic market dislocations may be highly disruptive to economies and markets. Uncertainties and events around the world may (i) result in market volatility, (ii) have long-term effects on the U.S. and worldwide financial markets and (iii) cause further economic uncertainties in the U.S. and worldwide. The Fund cannot predict the effects of geopolitical events in the future on the U.S. economy and securities markets.

Inflation/Deflation Risk. Inflation risk is the risk that the value of assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund’s portfolio could decline. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio and Common Shares.

Leverage Risk. The Fund uses and continues to expect to use leverage, which will magnify the potential for loss on amounts invested in the Fund. To the extent the Fund utilizes leverage, our use of leverage through the issuance of preferred stock or debt securities, and any borrowings or other transactions involving indebtedness (other than for temporary or emergency purposes), would be considered “senior securities” for purposes of the 1940 Act and create risks. Leverage is a speculative technique that may adversely affect common stockholders. If the return on investments acquired with borrowed funds or other leverage proceeds does not exceed the cost of the leverage, the use of leverage could cause us to lose money. Successful use of leverage depends on our Adviser’s ability to predict or hedge correctly interest rates and market movements, and there is no assurance that the use of a leveraging strategy will be successful during any period in which it is used. Because the fee paid to our Adviser will be calculated on the basis of Managed Assets, the fees will increase when leverage is utilized, giving our Adviser an incentive to utilize leverage. See “Risk Factors—Leverage Risk.”

Reverse Repurchase Agreement Risk. As of September 30, 2021, reverse repurchase agreements comprised 12.6% of the Fund’s net assets, and the Fund continues to expect to invest in reverse repurchase agreements. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement to repurchase the securities at an agreed-upon price and date, thereby establishing an effective interest rate. The Fund’s use of reverse repurchase agreements, in economic essence, constitute a securitized borrowing by the Fund from the security purchaser. The Fund may enter into reverse repurchase agreements for the purpose of creating a leveraged investment exposure and, as such, their usage involves essentially the same risks associated with a leveraging strategy generally since the proceeds from these agreements may be invested in additional securities. Reverse repurchase agreements tend to be short-term in tenor, and there can be no assurances that the purchaser (lender) will commit to extend or “roll” a given agreement upon its agreed-upon repurchase date or an alternative purchaser can be identified on similar terms.

Reverse repurchase agreements also involve the risk that the purchaser fails to return the securities as agreed upon, files for bankruptcy or becomes insolvent. The Fund may be restricted from taking normal portfolio actions during such time, could be subject to loss to the extent that the proceeds of the agreement are less than the value of securities subject to the agreement and may experience adverse tax consequences.

CMBS Risk. Commercial mortgage backed securities (“CMBS”) are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal.

Preferred Securities Risk. Investments in preferred securities involve certain risks. Certain preferred securities contain provisions that allow an issuer under certain conditions to skip or defer distributions. If the Fund owns a preferred security that is deferring its distribution, the Fund may be required to include the amount of the deferred distribution in its taxable income for tax purposes although it does not currently receive such amount in cash. In order to receive the special treatment accorded to RICs and their shareholders under the Internal Revenue Code of 1986, as amended (the “Code”) and to avoid U.S. federal income and/or excise taxes at the Fund level, the Fund may be required to distribute this income to shareholders in the tax year in which the income is recognized (without a corresponding receipt of cash). Therefore, the Fund may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of cash income the Fund actually received, and to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions. Preferred securities often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer’s call. In the event of redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return. Preferred securities are subordinated to bonds and other debt securities in an issuer’s capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities. Preferred securities may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.

Derivatives Risk. Derivatives are financial contracts whose value depend on, or are derived from, the value of an underlying asset, reference rate, or index. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Certain derivative instruments can lose more than the principal amount invested. Derivatives may involve significant risks. Derivatives could result in Fund losses if the underlying references do not perform as anticipated. Use of derivatives is a highly specialized activity that can involve investment techniques, risks, and tax planning different from those associated with more traditional investment instruments. The Fund’s derivatives strategy may not be successful and use of certain derivatives could result in substantial, potentially unlimited, losses to the Fund regardless of the Fund’s actual investment. A relatively small movement in the price, rate or other economic indicator associated with the underlying reference may result in substantial loss for the Fund. See “Risk Factors—Derivatives Risk.”

Segregation and Coverage Risk. Certain portfolio management techniques, such as, among other things, entering into swap agreements, using reverse repurchase agreements, futures contracts or other derivative transactions, may be considered senior securities under the 1940 Act unless steps are taken to segregate the Fund’s assets or otherwise cover its obligations. To avoid having these instruments considered senior securities under currently applicable guidance, in some cases the Fund segregates liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under these types of transactions, enters into offsetting transactions or otherwise covers such transactions. In cases where the Fund does not cover such transactions, such instruments may be considered senior securities and the Fund’s use of such transactions will be required to comply with the restrictions on senior securities under the 1940 Act. The Fund may be unable to use segregated assets for certain other purposes, which could result in the Fund earning a lower return on its portfolio than it might otherwise earn if it did not have to segregate those assets in respect of or otherwise cover such portfolio positions. To the extent the Fund’s assets are segregated or committed as cover, it could limit the Fund’s investment flexibility. Segregating assets and covering positions will not limit or offset losses on related positions.

Limitations on Transactions with Affiliates Risk. The 1940 Act limits our ability to enter into certain transactions with certain of our affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by the Adviser or any of its respective affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s securities in the secondary market, which could create a conflict for the Adviser between the interests of the Fund and the portfolio company, in that the ability of the Adviser to recommend actions in the best interest of the Fund might be impaired.

The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, including Other TortoiseEcofin Accounts, which could include investments in the same issuer (whether at the same or different times). To the extent there is a joint transaction among the Fund and Other TortoiseEcofin Accounts requiring exemptive relief, the Fund has received an exemptive order from the SEC that permits it, among other things, to co-invest with certain other persons, including certain Other TortoiseEcofin Accounts, subject to certain terms and conditions.

Cyber Security Breaches and Identity Theft Risks. The Adviser’s, the Fund’s and its issuers’ and service providers’ information and technology systems may be vulnerable to damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals, power outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Although the Adviser has implemented, and issuers and service providers may implement, various measures to manage risks relating to these types of events, if these systems are compromised, become inoperable for extended periods of time or cease to function properly, the Adviser, the Fund, an issuer and/or a service provider may have to make a significant investment to fix or replace them. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in the Adviser’s, the Fund’s, an issuer’s and/or a service provider’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to investors (and the beneficial owners of investors). Such a failure could harm the Adviser’s, the Fund’s, an issuer’s and/or a service provider’s reputation, subject any such entity and their respective affiliates to legal claims and otherwise affect their business and financial performance.

Extension Risk. Extension risk is the risk of loss on securities due to a security’s expected redemption and duration lengthening, thereby causing the interest rate risk it presents to increase, if and when market interest rates rise. Extension risk is caused by the fact that securities are typically callable by the issuer, and callable fixed rate securities are more likely to be called in a lower market interest rate environment (because the issuer can refinance those securities at low current market rates); conversely, callable fixed rate securities become less likely to be called if market interest rates rise. Because rising market interest rates reduce the likelihood that an issuer will exercise its right to call a security, such an interest rate rise causes the duration of that security, and therefore its interest rate risk going forward, to increase, thus increasing, in an accelerating manner, the degree to which any further interest rate rise will cause the security to lose value.

Portfolio Turnover Risk. The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 50% under normal circumstances. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to Common Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. See “Investment Objective and Principal Investment Strategies—Portfolio Turnover” and “Tax Considerations.”

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund intends to qualify for the special tax treatment available to RICs under Subchapter M of the Code, and thus intends to satisfy the diversification requirements of Subchapter M, including its less stringent diversification requirements that apply to the percentage of the Fund’s total assets that are represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and certain other securities. See “Investment Objective and Principal Investment Strategies” and “Tax Considerations.”

Anti-Takeover Provisions. The Fund’s Charter and Bylaws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. See “Certain Provisions in Our Charter and Bylaws.”

SUMMARY OF FUND EXPENSES

This table describes the combined fees and expenses of the Fund that you will incur if you buy and hold Common Shares in the Fund. The fees and expenses detailed below are based on the Fund’s fees and expenses for the fiscal year ended September 30, 2021, unless otherwise noted.

Class I Shares
Shareholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price)(1)	None
Maximum Early Withdrawal Fee	None

Class I Shares
Annual Expenses (Percentage of Net Assets Attributable to Common Shares)
Management Fee(2)	1.41%
Distribution and Service Fees	None
Interest Payments on Borrowed Funds(3)	0.11%
Other Expenses(4)	0.35%

Total Annual Expenses	1.87%
Expense
Reimbursement(5)	(0.07%)

Total Annual Fund Operating Expenses after Expense Reimbursement	1.80%

(1)

Quasar Distributors, LLC is the principal underwriter and distributor of the Common Shares and serves in that capacity on a best efforts basis, subject to various conditions. The Fund may be offered through other brokers, dealers and other financial intermediaries that have entered into selling agreements with the Distributor.

(2)

Under the Advisory Agreement, we pay the Adviser quarterly, as compensation for the services rendered by it, a fee equal on an annual basis to 1.25% of our daily Managed Assets. The Adviser will pay the Sub-Adviser a fee on an annual basis of 1.05% of the daily Managed Assets allocated to the Sub-Adviser. “Managed Assets” means total assets (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage and the aggregate liquidation preference of any outstanding preferred shares). Because Managed Assets include proceeds of leverage, at any time the Fund engages in leverage, the management fees in relation to its total assets attributable to the Common Shares would increase. See “Leverage” for more information.

(3)

Based on leverage utilization as of September 30, 2021. Assumes the use of leverage in the form of reverse repurchase agreements representing 12.6% of the Fund’s total net assets as of September 30, 2021 (including assets attributable to reverse repurchase agreements) at an annual interest rate cost to the Fund of 0.84%, which is based on current market conditions. See “Leverage—Effects of leverage.” The Fund utilized leverage during the year ended September 30, 2021 in the form of a line of credit (“LOC”). During the period ended September 30, 2021, the Fund had average borrowings of $3,892,600 at a weighted-average interest rate of 2.45%. As of September 30, 2021 the Fund has no amount outstanding on the LOC. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of reverse repurchase agreements or other borrowings and variations in market interest rates. At any time that the Fund has leverage outstanding, its net expenses would be higher than what is reflected in the table (which currently does not reflect any leverage expenses). For instance, if the Fund borrowed for investment purposes, it would incur Interest Payments on Borrowed Funds and would pay higher Management Fees, as described further in footnote 2.

(4)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(5)

Pursuant to an Expense Limitation and Reimbursement Agreement, through February 28, 2023, the Adviser has agreed to reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses”) will not exceed 0.25% of daily Managed Assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.25% of daily Managed Assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within the three-year period after the Adviser bears the expense; provided, however, that the Adviser may recapture a Specified Expense in the same year it is incurred. “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including organizational and certain offering costs, with the exception of (i) the management fee, (ii) any distribution fee, (iii) brokerage costs, (iv) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (v) taxes, and (vi) extraordinary expenses (as determined in the sole discretion of the Adviser).

Example

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above.

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$18	$58	$100	$218

The example above is intended to assist you in understanding the various costs and expenses an investor in our common stock may bear directly or indirectly and should not be considered a representation of our future expenses. Actual expenses may be greater or less than those shown. Moreover, while the example assumes, as required by the applicable rules of the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all distributions at net asset value, participants in our distribution reinvestment plan may receive common stock valued at the market price in effect at that time. This price may be at, above or below net asset value. See “Automatic Dividend Reinvestment Plan” for additional information regarding our Plan.

For additional information with respect to our expenses, see “Management of the Fund” and “Automatic Dividend Reinvestment Plan.”

FINANCIAL HIGHLIGHTS

The information contained in the table below sets forth selected information derived from the financial statements contained in the Fund’s annual report for the period ended September 30, 2021 (the “Annual Report”), which have been audited by Ernst & Young LLP (“E&Y”).

E&Y’s report, along with the Fund’s financial statements, is included in the Annual Report. The information provided below should be read in conjunction with the Annual Report and the notes accompanying the report. The Annual Report has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov, and is also available upon request by calling 1-844-702-1299.

The Fund’s financial statements for the period ended September 30, 2021 are incorporated into the Fund’s SAI, dated January 26, 2022, which is available upon request.

	Year ended September 30, 2021	Year ended September 30, 2020	Year ended September 30, 2019	Period from March 26, 2018 (1) to September 30, 2018
Per Common Share Data
Net asset value, beginning of period	$9.65	$9.99	$9.98	$10.00

Investment operations:
Net investment income	0.37	0.47	0.46	0.16
Net realized and unrealized gain (loss) on investments	(0.15)	(0.33)	0.01	(0.09)

Total from investment operations	0.22	0.14	0.47	0.07

Less distributions from:
Net investment income	(0.37)	(0.48)	(0.46)	(0.09)
Net realized gains	(0.02)	—	—	—

Total distributions	(0.39)	(0.55)	(0.46)	(0.09)

Net asset value, end of period	$9.48	$9.65	$9.99	$9.98

Total Return(2)	2.38%	1.55%	4.78%	1.11%
Supplemental Data and Ratios
Net assets, end of period (in 000’s)	$208,572	$244,920	$225,748	$70,847
Ratio of expenses to average net assets:
Before expense waiver/reimbursement(3)	1.72%	1.55%	1.95%	5.93%
After expense waiver/reimbursement(2)	1.51%	1.40%	1.50%	1.50%
Ratio of net investment income to average net assets
Before expense waiver/reimbursement(3)	3.03%	4.84%	3.97%	(1.35)%
After expense waiver/reimbursement(2)	3.23%	4.99%	4.42%	3.07%
Portfolio turnover rate(2)	24%	50%	25%	160%

(1)	Commencement of operations.
(2)	Not annualized for period less than one year.
(3)	Annualized for period less than one year.

THE FUND

We are a non-diversified, closed-end management investment company registered under the 1940 Act. We were organized as a Maryland corporation on December 8, 2017. Our fiscal year ends on September 30.

USE OF PROCEEDS

We use the net proceeds from the sale of our common stock to invest in accordance with our investment objective and policies and for working capital purposes. Pending such investment, we expect that the net proceeds of this offering will be invested in money market mutual funds, cash, cash equivalents, securities issued or guaranteed by the U.S. government or its instrumentalities or agencies, high quality, short-term money market instruments, short-term debt securities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities.

There can be no assurance that the Fund will be able to sell all the common stock it is offering. If the Fund sells only a portion of the common stock it is offering, the Fund may be unable to achieve its investment objective.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

Investment Objective

The Fund’s investment objective is to seek to generate attractive total return with an emphasis on tax-advantaged income. “Tax-advantaged” income is income that by statute or structuring of a security is in part, or in whole, tax-reduced, tax-deferred or tax-free with respect to federal, state or municipal taxes. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective is not fundamental and may be changed by the Fund’s Board of Directors without the approval of the holders of a majority of the outstanding Common Shares or preferred stock, if any.

Investment Strategies

The Fund seeks to achieve its investment objective by investing at least 80% of its total assets in the social impact sector.

The “social impact sector” includes assets and services that accommodate essential services related to education, healthcare, housing, human service providers, social services and waste transition. Such assets and services may include, but are not limited to, primary, secondary and post-secondary education facilities; hospitals and other healthcare facilities; seniors, student, affordable, military and other housing facilities; industrial/infrastructure, utility and waste to energy and waste to value projects; and nonprofit and civic facilities. The Fund is not required to invest in all such types of social impact securities at all times. Issuers of social impact securities and obligations may include governmental entities or other qualifying issuers of states, municipalities, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities, private non-profits, 501(c)(3)s, public nonprofits and other entities authorized to issue private activity and tax-exempt municipal bonds.

Under normal market conditions, it is anticipated that the Fund will typically invest over the long term in directly originated securities. The Fund may also purchase securities in the secondary market. The Fund’s investments may take the form of loans, debt securities or equity securities, including preferred securities.

The Fund may also invest up to 20% of its total assets in each of the following: (i) securities guaranteed by the U.S. government, its agencies, instrumentalities or sponsored entities, (ii) equity investments in other companies, including exchange-traded funds, and (iii) securities in sectors other than social impact.

Currently, we expect that our investments in directly originated securities in the social impact sector will consist primarily of unrated securities related to education, healthcare, industrial infrastructure/project finance, housing and waste transition.

Securities in the education sector include those issued in connection with PreK-12, post-secondary, job training institutions (including private, parochial, charter, vo-tech (vocational and technical), community/junior colleges, and small private colleges and universities). Securities in the healthcare sector include those issued in connection with senior care and housing, hospitals/medical care providers (including rehab, psychiatric, substance-abuse) and long-term care facilities (including the entire continuum from independent living to assisted living to skilled nursing, palliative care and hospice). Securities in the industrial and infra-structure sectors include those issued in connection with industrial plants/projects (including solid waste disposal, recycling, waste-to-energy and waste-to-value). Securities in the housing sector include those issued in connection with seniors, students, affordable housing (including apartments, multi-family, and single family), military, and mobile-home parks builders and operators.

Under normal market conditions, the Fund may invest in debt securities of any maturity and credit quality but expects to typically invest over the long term in “high yield” or unrated equivalent securities. High yield securities, also commonly referred to as “junk” bonds, are securities rated at the time of investment either BB+, Ba1 or below (or an equivalent rating) by a nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by Tortoise Capital Advisors, L.L.C. (the “Adviser”) to be of comparable credit quality. As the Fund will be opportunistic in its approach to investing, under normal market conditions, the Fund expects that a majority of its income will consist of tax-exempt interest for U.S. federal income tax purposes. In addition to debt, under normal market conditions, the Fund may invest in preferred securities and other equity securities.

The Fund may, directly or indirectly, use various derivative instruments including, but not limited to, options contracts, futures contracts, forward contracts, options on futures contracts, indexed securities, credit default swaps, interest rate swaps and other swap agreements primarily for hedging and risk management purposes.

Additional Investment Policies

As used for the purpose of each non-fundamental investment policy above, the term “total assets” includes any assets obtained through leverage. Our Board of Directors may change our non-fundamental investment policies without stockholder approval and will provide notice to stockholders of material changes (including notice through stockholder reports). Unless otherwise stated, these investment restrictions apply at the time of purchase. Furthermore, we will not be required to reduce a position due solely to market price fluctuations.

In addition, to comply with federal tax requirements for qualification as a regulated investment company, or a “RIC,” our investments will be limited so that at the close of each quarter of each taxable year (1) at least 50% of the value of our total assets is represented by cash and cash items, U.S. government securities, the securities of other RICs and other securities, with such other securities limited for purposes of such calculation, in respect of any one issuer, to an amount not greater than 5% of the value of our total assets and not more than 10% of the outstanding voting securities of such issuer, and (2) not more than 25% of the value of our total assets is invested in the securities (other than U.S. government securities or the securities of other RICs) of a single issuer, or two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses or the securities of one or more qualified publicly traded partnerships (which includes certain master limited partnerships, or “MLPs”). These tax-related limitations may be changed by the Board of Directors to the extent appropriate in light of changes to applicable tax requirements.

During the period in which we are investing the net proceeds of this offering, we may deviate from our investment policies by investing the net proceeds in money market mutual funds, cash, cash equivalents, securities issued or guaranteed by the U.S. government or its instrumentalities or agencies, high quality, short-term money market instruments, short-term debt securities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities. Under adverse market or economic conditions, we may invest up to 100% of our total assets in these securities. To the extent we invest in these securities on a temporary basis or for defensive purposes, we may not achieve our investment objective.

Investment Securities

The types of securities in which we may invest include, but are not limited to, the following:

Municipal-Related Securities

Municipal-related securities may include general obligation or revenue bonds and typically are issued to finance public projects (such as roads or public buildings), to pay general operating expenses or to refinance outstanding debt.

Municipal-related securities may also be issued for private activities, such as housing, medical and educational facility construction, or for privately owned industrial development and pollution control projects.

General obligation bonds are backed by the full faith and credit, or taxing authority, of the issuer and may be repaid from any revenue source; revenue bonds are backed by the revenues of a project or facility, or from the proceeds of a specific revenue source and may be repaid only from the revenues of a specific facility or source. The Fund may also purchase securities that represent lease obligations, municipal notes, pre-refunded municipal bonds, private activity bonds, tender option bonds and other forms of municipal bonds and securities.

The yields on municipal securities depend on a variety of factors, including prevailing interest rates and the condition of the general money market and the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The market value of municipal securities will vary with changes in interest rate levels and as a result of changing evaluations of the ability of their issuers to meet interest and principal payments.

Municipal Leases and Certificates of Participation. The Fund also may purchase securities that represent lease obligations and certificates of participation in such leases. These carry special risks because the issuer of the securities may not be obligated to appropriate money annually to make payments under the lease. A municipal lease is an obligation in the form of a lease or installment purchase which is issued by a state or local government to acquire equipment and facilities. Income from such obligations is generally exempt from U.S. federal income tax, as well as from state and local taxes in the state of issuance. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that relieve the governmental issuer of any obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. In addition, such leases or contracts may be subject to the temporary abatement of payments in the event the issuer is prevented from maintaining occupancy of the leased premises or utilizing the leased equipment or facilities. Although the obligations may be secured by the leased equipment or facilities, the disposition of the property in the event of non-appropriation or foreclosure might prove difficult, time consuming and costly, and result in a delay in recovering, or the failure to recover fully, the Fund’s original investment. To the extent that the Fund invests in unrated municipal leases or participates in such leases, the credit quality rating and risk of cancellation of such unrated leases will be monitored on an ongoing basis. In order to reduce this risk, the Fund will only purchase securities representing lease obligations where the Adviser believes the issuer has a strong incentive to continue making appropriations until maturity.

A certificate of participation represents an undivided interest in an unmanaged pool of municipal leases, an installment purchase agreement or other instruments. The certificates are typically issued by a municipal agency, a trust or other entity that has received an assignment of the payments to be made by the state or political subdivision under such leases or installment purchase agreements. Such certificates provide the Fund with the right to a pro rata undivided interest in the underlying municipal securities. In addition, such participations generally provide the Fund with the right to demand payment, on not more than seven days’ notice, of all or any part of the Fund’s participation interest in the underlying municipal securities, plus accrued interest.

Municipal Notes. Municipal securities in the form of notes generally are used to provide for short-term capital needs, in anticipation of an issuer’s receipt of other revenues or financing, and typically have maturities of up to three years. Such instruments may include tax anticipation notes, revenue anticipation notes, bond anticipation notes, tax and revenue anticipation notes and construction loan notes. Tax anticipation notes are issued to finance the working capital needs of governments. Generally, they are issued in anticipation of various tax revenues, such as income, sales, property, use and business taxes, and are payable from these specific future taxes. Revenue anticipation notes are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under federal revenue sharing programs. Bond anticipation notes are issued to provide interim financing until long-term bond financing can be arranged. In most cases, the long-term bonds then provide the funds needed for repayment of the bond anticipation notes. Tax and revenue anticipation notes combine the funding sources of both tax anticipation notes and revenue anticipation notes. Construction loan notes are sold to provide construction financing. Mortgage notes insured by the Federal Housing Authority secure these notes; however, the proceeds from the insurance may be less than the economic equivalent of the payment of principal and interest on the mortgage note if there has been a default. The anticipated revenues from taxes, grants or bond financing generally secure the obligations of an issuer of municipal notes. An investment in such instruments, however, presents a risk that the anticipated revenues will not be received or that such revenues will be insufficient to satisfy the issuer’s payment obligations under the notes or that refinancing will be otherwise unavailable.

Private Activity Bonds. Private activity bonds, formerly referred to as industrial development bonds, are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit or port facilities, sewage disposal, solid waste disposal or hazardous waste treatment or disposal facilities and certain local facilities for water supply, gas or electricity. Other types of private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal securities, although the current federal tax laws place substantial limitations on the size of such issues. Under current law, a significant portion of the private activity bond market is comprised of bonds the interest on which is subject to the federal alternative minimum tax. The Fund’s distributions of its interest income from private activity bonds may subject certain investors to the federal alternative minimum tax. See “Tax Considerations.”

Pre-Refunded Municipal Securities. The principal of, and interest on, pre-refunded municipal securities are no longer paid from the original revenue source for the securities. Instead, the source of such payments is typically an escrow fund consisting of U.S. government securities. The assets in the escrow fund are derived from the proceeds of refunding bonds issued by the same issuer as the pre-refunded municipal securities. Issuers of municipal securities use this advance refunding technique to obtain more favorable terms with respect to securities that are not yet subject to call or redemption by the issuer. For example, advance refunding enables an issuer to refinance debt at lower market interest rates, restructure debt to improve cash flow or eliminate restrictive covenants in the indenture or other governing instrument for the pre-refunded municipal securities. However, except for a change in the revenue source from which principal and interest payments are made, the pre-refunded municipal securities remain outstanding on their original terms until they mature or are redeemed by the issuer.

Special Taxing Districts. Special taxing districts are organized to plan and finance infrastructure developments to induce residential, commercial and industrial growth and redevelopment. The bond financing methods such as tax increment finance, tax assessment, special services district and Mello-Roos bonds, are generally payable solely from taxes or other revenues attributable to the specific projects financed by the bonds without recourse to the credit or taxing power of related or overlapping municipalities. They often are exposed to real estate development-related risks and can have more taxpayer concentration risk than general tax-supported bonds, such as general obligation bonds. Further, the fees, special taxes, or tax allocations and other revenues that are established to secure such financings are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. The bonds could default if development failed to progress as anticipated or if larger taxpayers failed to pay the assessments, fees and taxes as provided in the financing plans of the districts.

Debt Securities

Debt securities represent an interest in a borrower’s indebtedness. Different types of debt securities provide different terms for the payment of principal and interest and priority in the event of an issuer’s default or bankruptcy. Prices of debt securities fluctuate for several reasons, including in response to changes in market interest rates and changes, or perceived changes, in the creditworthiness of the borrower.

Corporate Bonds and Notes. Our investments in corporate debt securities will include corporate bonds and notes. Corporate bonds and notes are debt securities issued by U.S. and non-U.S. businesses to borrow money from investors for a variety of reasons, including to finance operations, provide working capital, refinance existing debt, engage in acquisitions, pay distributions or finance stock buy-backs or recapitalize. The issuer of a bond or note pays the investors a fixed, variable or floating rate of interest and normally must repay the amount borrowed on or before a stated maturity date. Certain bonds and notes in which we may invest may be convertible into equity securities of the issuer or its affiliates. We may invest in corporate bonds and notes of any credit quality. The corporate bonds and notes in which we invest will typically be unsecured but may be secured by a lien on specified assets of the issuer and/or its affiliates. Any such lien may be subordinated to liens securing the issuer’s senior debt. The corporate bonds or notes in which we invest may pay interest in cash or in kind. With respect to payment-in-kind securities, the issuer pays interest in the form of additional securities rather than cash.

The investment return of a corporate bond or note reflects the interest payments received and changes in the market price of the bond or note during the holding period. The market price of a corporate bond or note may be expected to rise and fall inversely with market interest rates generally and in response to actual or perceived changes in the creditworthiness of the issuer. Because of the wide range of types and maturities of corporate bonds and notes, as well as the range of creditworthiness of their issuers, the risk-return profiles of corporate bonds and notes vary widely. For example, notes issued by a large established corporation that is rated investment grade may offer a modest return but carry relatively limited risk. On the other hand, a long-term bond issued by a smaller, less established corporation that is rated below investment grade may have the potential for relatively large returns but carries a relatively high degree of risk.

High Yield and Unrated Securities. The corporate debt securities in which we invest generally will be high yield or unrated equivalent debt securities, which are commonly referred to as “junk” bonds and are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments. These securities will be rated below investment grade at the time of investment by at least one NRSRO or deemed to be of comparable quality by our Adviser. The directly originated municipal securities in which we invest generally will be unrated debt securities. In addition, certain of the corporate debt securities in which we invest may be unrated. Because of the size and perceived demand for the issue, among other factors, certain issuers may decide not to pay the cost of getting a rating for their debt securities. The creditworthiness of the issuer, as well as any financial institution or other party responsible for payments on the security, will be analyzed by our Adviser to determine whether to purchase, hold or sell unrated debt securities.

Variable- and Floating-Rate Securities. Variable- and floating-rate securities provide for a periodic adjustment in the interest rate paid on the obligations. The terms of such obligations must provide that interest rates are adjusted periodically based upon an interest rate adjustment index as provided in the respective obligations. The adjustment intervals may be regular and range from daily up to annually, or may be event based, such as based on a change in the prime rate. We may invest in floating-rate debt instruments (“floaters”) and engage in credit spread trades. The interest rate on a floater is a variable rate that is tied to another interest rate, such as a money-market index or Treasury bill rate. The interest rate on a floater resets periodically, typically every three to six months. A credit spread trade is an investment position relating to a difference in the prices or interest rates of two securities or currencies, where the market value of the investment position is determined by movements in the difference between the prices or interest rates, as the case may be, of the respective securities or currencies. We also may invest in inverse floating-rate debt instruments (“inverse floaters”). The interest rate on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed.

When-Issued and Delayed-Delivery Securities. We may purchase securities on a when-issued or delayed-delivery basis. The purchase price and the interest rate payable, if any, on the securities are fixed on the purchase commitment date or at the time the settlement date is fixed. The prices of these securities are subject to market fluctuations. For debt securities, no interest accrues to us until a settlement takes place. At the time we make a commitment to purchase securities on a when-issued or delayed-delivery basis, we will record the transaction and reflect the market prices of the securities when determining our net asset value. At the time of settlement, a when-issued or delayed-delivery security may be valued below the amount of its purchase price.

In connection with these transactions, we will earmark or maintain a segregated account with our custodian containing liquid assets in an amount which is at least equal to the commitments. On the delivery dates of the transactions, we will meet our obligations from maturities or sales of the securities held in the segregated account and/or from cash flow. When-issued and delayed-delivery transactions may allow us to hedge against changes in interest rates.

Zero-Coupon Securities. Zero-coupon securities make no periodic interest payments but are sold at a discount from their face value. The purchaser recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. The discount varies depending on the time remaining until maturity, as well as on market interest rates, the liquidity of the security and the issuer’s actual or perceived creditworthiness. Because zero-coupon securities bear no interest, their prices typically fluctuate more than the prices of other types of debt securities.

U.S. Government Obligations. We may invest in U.S. government obligations. U.S. government obligations include securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities. Treasury bills, the most frequently issued marketable government securities, have a maturity of up to one year and are issued on a discount basis. U.S. government obligations include securities issued or guaranteed by government-sponsored enterprises.

Payment of principal and interest on U.S. government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned.

Agency Obligations. We may invest in agency obligations, such as obligations of the Export-Import Bank of the United States, Tennessee Valley Authority, Resolution Funding Corporation, Farmers Home Administration, Federal Home Loan Banks, Federal Intermediate Credit Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, Government National Mortgage Association (“GNMA”), commonly known as “Ginnie Mae,” Federal National Mortgage Association (“FNMA”), commonly known as “Fannie Mae,” Federal Home Loan Mortgage Corporation (“FHLMC”), commonly known as “Freddie Mac,” and the Student Loan Marketing Association (“SLMA”), commonly known as “Sallie Mae.” Some of these obligations, such as those of the Export-Import Bank of United States, are supported only by the right of the issuer to borrow from the Treasury; others, such as those of the FNMA and FHLMC, are supported only by the discretionary authority of the U.S. government to purchase the agency’s obligations; still others, such as those of the SLMA, are supported only by the credit of the instrumentality.

Temporary Investments and Defensive Investments

We may invest offering proceeds in money market mutual funds, cash, cash equivalents, securities issued or guaranteed by the U.S. government or its instrumentalities or agencies, high quality, short-term money market instruments, short-term debt securities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities. In addition, we may invest in such instruments on a temporary basis to meet working capital needs, including, but not limited to, for collateral in connection with certain investment techniques, to hold a reserve pending payment of distributions and to facilitate the payment of expenses and settlement of trades.

Under adverse market or economic conditions, we may invest up to 100% of our total assets in these securities. The yield on these securities may be lower than the returns on equity securities or yields on lower rated debt securities. In addition, we may invest a portion of our assets, which may be significant, in these securities. To the extent we invest in these securities for defensive purposes, we may not achieve our investment objective.

Other Investment Techniques

Derivatives

The Fund may, directly or indirectly, use various derivative instruments including, but not limited to, options contracts, futures contracts, forward contracts, options on futures contracts, indexed securities, credit default swaps, interest rate swaps and other swap agreements primarily for hedging and risk management purposes.

Credit Default Swaps. A credit default swap is a bilateral contract that enables an investor to buy or sell protection against a defined-issuer credit event. The Fund enters into credit default swap agreements and may enter into such agreements either as a buyer or a seller. The Fund may buy protection to attempt to mitigate the risk of default or credit quality deterioration in an individual security or a segment of the market to which it has exposure, or to take a “short” position in individual securities or market segments which it does not own. The Fund may sell protection in an attempt to gain exposure to the credit quality characteristics of particular securities or market segments without investing directly in those securities or market segments.

As the buyer of protection in a credit default swap, the Fund would pay a premium (by means of an upfront payment or a periodic stream of payments over the term of the agreement) in return for the right to deliver a referenced bond or group of bonds to the protection seller and receive the full notional or par value (or other agreed-upon value) upon a default (or similar event) by the issuer(s) of the underlying referenced obligation(s). If no default occurs, the protection seller would keep the premium and would have no further obligation to the Fund. Thus, the cost to the Fund would be the premium paid with respect to the agreement. If a credit event occurs, however, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. The Fund bears the risk that the protection seller may fail to satisfy its payment obligations. If the Fund is a seller of protection in a credit default swap and no credit event occurs, the Fund would generally receive an up-front payment or a periodic stream of payments over the term of the swap. If a credit event occurs, however, generally the Fund would have to pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As the protection seller, the Fund effectively adds leverage to its portfolio because, in addition to being subject to investment exposure on its assets, the Fund is subject to investment exposure on the notional amount of the swap. Thus, the Fund bears the same risk as it would bear by buying the reference obligations directly, plus the additional risks related to obtaining investment exposure through a derivative instrument.

Total Return Swaps. The Fund may enter into total return swaps. In a total return swap, the Fund pays another party a fixed or floating short-term interest rate and receives in exchange the total return of underlying loans or debt securities. If the other party to a total return swap defaults, the Fund’s risk of loss consists of the net amount of total return payments that the Fund is contractually entitled to receive. The Fund bears the risk of default on the underlying loans or debt securities, based on the notional amount of the swap. The Fund would typically have to post collateral to cover this potential obligation. The Fund may use total return swaps for financing, hedging or investment purposes.

Options. The Fund may purchase put and call options on currencies or securities. A put option embodies the right of its purchaser to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.

As a holder of a put option, the Fund will have the right to sell the securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price. An American style put or call option may be exercised at any time during the option exercise period while a European style put or call option may be exercised only upon expiration. A Bermudan style put or call option may be exercised at any time on fixed dates occurring during the term of the option. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

Interest Rate Transactions. The Fund can normally be expected to have less significant interest rate-related fluctuations in its net asset value per share than investment companies investing primarily in fixed income securities (other than money market funds and some short term bond funds). However, because floating or variable rates on loans only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in the Fund’s net asset value. Similarly, a sudden and significant increase in market interest rates may cause a decline in the Fund’s net asset value. In addition, loans may allow a borrower to opt between London Interbank Offered Rate-based interest rates and interest rates based on bank prime rates, which may have an impact the Fund’s net asset value.

The Fund may use interest rate swaps for risk management purposes only and not as a speculative investment and would typically use interest rate swaps to shorten the average interest rate reset time of the Fund’s holdings. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). The Fund will only enter into interest rate swaps on a net basis. If the other party to an interest rate swap defaults, the Fund’s risk of loss consists of the net amount of payments that the Fund is contractually entitled to receive. The net amount of the excess, if any, of the Fund’s obligations over its entitlements will be maintained in a segregated account by the Fund’s custodian. The Fund will not enter into any interest rate swap unless the claims-paying ability of the other party thereto is considered to be investment grade by the Adviser. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction. These instruments are traded in the over-the-counter market.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts as an anticipatory hedge. The Fund may sell futures as an offset against the effect of expected declines in securities prices and purchase futures as an offset against the effect of expected increases in securities prices. The Fund will not enter into futures contracts which are prohibited under the Commodity Exchange Act and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” under the contract. A person who sells a security futures contact enters into a contract to sell the underlying security and is said to be “short” under the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. In order to enter into a security futures contract, the Fund must deposit funds with its custodian in the name of the futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.

An open position, either a long or short position, is closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. There can be no assurance, however, that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.

Securities Lending

The Fund may make secured loans of its marginable securities to brokers, dealers and other financial institutions. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to broker-dealers and other financial institutions that are believed by the Adviser to be of high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. Government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. The borrower pays to the Fund, as the lender, an amount equal to any distributions or interest received on the securities lent.

The Fund may invest only the cash collateral received in accordance with its investment objective, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund typically pays a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund.

Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund may also call such loans in order to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.

Portfolio Turnover

Our annual portfolio turnover rate may vary greatly from year to year. We may, but under normal conditions, do not intend to, engage in frequent and active trading of portfolio securities. Although we cannot accurately predict our portfolio turnover rate, we expect to maintain relatively low turnover of our core investment portfolio following our initial investment period of approximately one year. As such, on an overall basis, our annual turnover rate may exceed 50%. A high turnover rate involves greater trading costs to us and may result in greater realization of taxable capital gains.

RISK FACTORS

We are a non-diversified, closed-end management investment company and have no operating history. We are designed primarily as a long-term investment vehicle and not as a trading tool. An investment in our securities should not constitute a complete investment program for any investor and involves a high degree of risk. Due to the uncertainty in all investments, there can be no assurance that we will achieve our investment objective. The value of an investment in our common stock could decline substantially and cause you to lose some or all of your investment. Before investing in our common stock you should consider carefully the following risks.

Market Risk

The market price of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates, adverse changes to credit markets or adverse investor sentiment generally. The value of a security may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously. Equity securities generally have greater price volatility than fixed income securities. Credit ratings downgrades may also negatively affect securities held by the Fund. Even when markets perform well, there is no assurance that the investments held by the Fund will increase in value along with the broader market.

Current market conditions may pose heightened risks with respect to the Fund’s investment in fixed income securities. As discussed more under “Risk Factors—Interest Rate Risk,” interest rates in the U.S. are at or near historically low levels. Any interest rate increases in the future could cause the value of the Fund to decrease. As such, fixed income securities markets may experience heightened levels of interest rate, volatility and liquidity risk.

Management Risk

Our ability to achieve our investment objective is directly related to our Adviser’s investment strategies for the Fund. The value of your investment in our common stock may vary with the effectiveness of the research and analysis conducted by our Adviser and its ability to identify and take advantage of attractive investment opportunities. If the investment strategies of our Adviser do not produce the expected results, the value of your investment could be diminished or even lost entirely, and we could underperform the market or other funds with similar investment objectives.

Asset Allocation Risk

Our investment performance depends, at least in part, on how the Adviser and Sub-Adviser allocate and reallocate our assets among the various asset classes in which we may invest. Such allocation decisions could cause our investments to be allocated to asset classes that perform poorly or underperform other asset classes or available investments.

Repurchase Offers Risk

The Fund is an “interval fund” and, in order to provide liquidity to shareholders, the Fund, subject to applicable law and Board approval, will conduct repurchase offers of the Fund’s outstanding Common Shares at NAV. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to incur leverage or maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from the sale of Common Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to incur leverage or sell investments. If the Fund employs leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Common Shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income.

Illiquidity of Common Shares

There is presently no market for the Fund’s Common Shares, which are highly illiquid and currently can be sold by shareholders only in the quarterly repurchase program of the Fund. Unless and until a secondary market for the Fund’s Common Shares develops, which the Fund has no reason to anticipate at this time, you will not be able to control the timing or the amount of Common Shares which you desire to sell. The Fund’s Common Shares have no history of public trading, nor is it intended that they will be listed on a public exchange at this time.

As a closed-end “interval fund,” the Fund has adopted a fundamental policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at NAV. Even though the Fund makes quarterly repurchase offers, investors should consider the Fund’s Common Shares to be illiquid. There is no guarantee that you will be able to sell the amount of Common Shares that you wish to tender in connection with a given repurchase offer.

In the recent past, shareholders have tendered more Common Shares than the Fund has offered to repurchase. Shareholders may tender more Common Shares than the Fund offers to repurchase in the future. If such a case, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, it is possible that not all Common Shares that are tendered in a repurchase offer will be repurchased. There is also a risk that some shareholders, in anticipation of proration, may tender more Common Shares than they wish to have repurchased in a given quarter, thereby increasing the likelihood that a proration will occur. Finally, the Board may suspend quarterly repurchases in accordance with Rule 23c-3 under the 1940 Act. Each of these factors may further limit the liquidity of the Fund’s Common Shares.

Municipal-Related Securities Risk

The Fund expects that most of its investments in the social impact sector will be comprised of municipal-related securities. These securities will include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public infrastructure and facilities (including housing), essential social, health and/or public service sector programs and initiatives, refunding of outstanding obligations and obtaining funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of securities are issued by or on behalf of public authorities, for example, to finance privately owned or operated facilities, including in respect of electric energy or gas, sewage, solid waste disposal and other specialized facilities. In addition, other private activity securities, the proceeds of which are used, for example, for the construction, equipment or improvement of privately operated industrial or commercial facilities, may constitute municipal securities, but current federal tax laws place substantial limitations on the size of such issues. The interest on the Fund’s investments may bear a fixed rate or be payable at a variable or floating rate. The two principal classifications of municipal securities are “general obligation” and “revenue” or “special obligation” securities (including PASs).

Municipal-related securities may also include securities not issued by or on behalf of a state or territory (or by an agency or instrumentality thereof) if the Adviser determines such securities will pay interest excludable from gross income for purposes of federal income tax and state and local income taxes of the applicable state and/or state and local personal property taxes of the applicable state. These securities include, for example only, trust certificates or other instruments evidencing interest in one or more long term municipal securities and may also include securities issued by other investment companies that invest in municipal securities, to the extent such investments are permitted by applicable law.

In addition, the Fund may invest in securities that are unsecured. While such unsecured investments may benefit from the same or similar financial and other covenants available to indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over an issuer’s assets, some or all of such terms may not be part of particular investments. Moreover, the ability of the Fund to influence an issuer’s affairs, especially during periods of financial distress or following an insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the debt or the exercise by debt holders of other rights they may have as creditors. Accordingly, the Fund may not be able to take steps to protect its investments in a timely manner or at all and there can be no assurance that the rate of return objectives of the Fund or any particular investment will be achieved.

Actual or potential changes in marginal income tax rates or the elimination of the tax preference for tax-exempt municipal interest income versus currently taxable interest income would have an adverse effect on the Fund’s issuers and the Fund’s performance. In addition, a failure or potential failure of such debt issuances to qualify for tax-exempt treatment may cause the prices of such municipal securities to decline, potentially adversely affecting the value of the Fund’s portfolio, and such a failure could also result in additional taxable income to the Fund and/or its shareholders. In addition, the municipal market is a highly fragmented market that is very technically driven and it is expected that there will be regional variations in economic conditions or supply-demand fundamentals. Further, investment interest and other expenses incurred in respect of the purchase of tax-exempt municipal securities cannot be deducted for federal income tax purposes.

Further, the availability of information in the municipal market is less than in other markets, increasing the difficulty of evaluating and valuing securities. As a result, the investment performance of the Fund may be more dependent on the analytical abilities of the Adviser than if the Fund were a stock fund or a taxable bond fund. As opposed to the majority of municipal securities outstanding, a portion of the municipal securities held by the Fund may be secured by payments to be made by private entities and changes in market conditions affecting such securities, including the downgrade of a private entity obligated to make such payments, which could have a negative impact on the value of the Fund’s investments, the municipal market generally, or the Fund’s performance.

In addition, the Fund’s investments may be more sensitive to adverse economic, business and/or political developments if the Fund’s portfolio includes a substantial portion of its assets in the securities of similar or related projects and/or types municipal securities (for example only, revenue bonds, general obligation bonds or private activity bonds) as such events may adversely affect a specific industry or local political and economic conditions, leading to declines in the creditworthiness and value of the Fund’s investments. As noted elsewhere herein, the secondary market for certain municipal securities, particularly below investment grade municipal securities, tends to be less well-developed or liquid than many other securities markets, which may adversely affect the Fund’s ability to sell its investments at attractive prices.

The yields on and market prices of municipal securities are dependent on a variety of other factors, including general conditions of the municipal securities market, the size of a particular offering, the maturity of the obligation and the rating of the particular issue. The ability of issuers of municipal securities to make timely payments of interest and repayments of principal may be diminished during general economic downturns including in respect of potential reallocations of cost burdens among federal, state and local governments or among parties involved with operating and managing the Fund’s issuers. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations or on the ability of municipalities to levy taxes. Issuers of municipal securities might seek protection under the bankruptcy laws. In the event of bankruptcy of such an issuer, the Fund could experience delays in collecting principal and interest and the Fund may not be able to collect all principal and interest to which it is entitled.

The municipal-related securities in which the Fund invests generally include directly originated municipal-related securities. Directly originated securities represent obligations structured directly by a single purchaser, or a limited number of institutional purchasers, and the issuer, and are typically not rated by credit rating agencies. The directly originated municipal securities in which the Fund invests generally are deemed by the Adviser to be of comparable quality to securities rated below investment grade and that such securities will belong to relatively small issues. The directly originated municipal securities in which the Fund invests will have limited trading markets and therefore will tend to be less liquid than municipal securities rated investment grade or issued by traditional municipal issuers. This may make it difficult for the Fund to value the municipal securities in which it invests. In addition, the Fund will likely be able to sell such municipal securities only in private transactions with another investor or group of investors, and there can be no assurance that the Fund will be able to successfully arrange such transactions if and when the Fund desires to sell any of its municipal securities or, if successfully arranged, that the Fund will be able to obtain favorable values upon the sale of its municipal securities in such transactions.

In addition, the Fund’s investments may include municipal leases and certificates of participation in such leases. Municipal leases and certificates of participation involve special risks not normally associated with general obligation or revenue bonds. Leases and installment purchase or conditional sale contracts (which typically provide for title to the leased asset to pass eventually to the governmental issuer) are typically utilized as a means for governmental issuers to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that relieve the governmental issuer of any obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. In addition, such leases or contracts may be subject to the temporary abatement of payments in the event the governmental issuer is prevented from maintaining occupancy of the leased premises or utilizing the leased equipment. Although the obligations may be secured by the leased equipment or facilities, the disposition of the property in the event of non-appropriation or foreclosure might prove difficult, time consuming and costly, and may result in a delay in recovering or the failure to fully recover the Fund’s original investment. In the event of non-appropriation, an issuer would be in default, and taking ownership of the assets may be a remedy available to the Fund, although the Fund does not anticipate that such a remedy would normally be pursued. Certificates of participation, which represent interests in unmanaged pools of municipal leases or installment contracts, involve the same risks as the underlying municipal leases. In addition, the Fund may be dependent upon the municipal authority issuing the certificates of participation to exercise remedies with respect to the underlying securities. Certificates of participation also entail a risk of default or bankruptcy, both of the issuer of the municipal lease and also the municipal agency issuing the certificate of participation.

Additional risks for investing in municipal securities depending on the types of each securities include:

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Municipal Note Risks – Municipal notes are shorter term municipal debt obligations that typically provide interim financing in anticipation of tax collection, bond sales or revenue receipts. To the extent there is a shortfall in the anticipated proceeds, the notes may not be fully repaid by an issuer and the Fund’s returns would be adversely affected.

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PAS Risks – PASs are, in most cases, tax-exempt securities issued by states, municipalities or public authorities to provide funds, typically through a loan or lease arrangement, to a private entity for the purpose of financing construction or improvement of a facility to be used by the entity. Such bonds are secured typically by revenues derived from loan repayments or lease payments due from the entity, which may or may not be guaranteed by a parent entity or otherwise secured. PASs generally are not secured by a pledge of the taxing power of the issuer of such bonds. Therefore, prospective investors should note that repayment of such securities generally depends on the revenues of a private entity and may be subject to additional risk of non-payment.

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General Obligation Bond Risks – General obligation bonds are secured by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. Timely payments by the issuer and the repayment of principal when due depend on its credit quality, ability to raise tax revenues and ability to maintain an adequate tax base. The taxing power of any governmental entity may be limited, however, by provisions of its state constitution or laws, and an entity’s creditworthiness will depend on many factors, including, for example only, potential erosion of its tax base due to population declines, natural disasters, declines in the state’s industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base, state legislative proposals or voter initiatives to limit ad valorem real property taxes and the extent to which the entity relies on federal or state aid, access to capital markets or other factors beyond the state’s or entity’s control.

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Moral Obligation Bond Risks – Moral obligation bonds are typically issued by special purpose public authorities. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality that created the special purpose public authority that issued the bonds.

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Municipal Commercial Paper Risks – Municipal commercial paper is typically unsecured and issued to meet short-term financing needs. The lack of security presents some risk of loss to the Fund since, in the event of an issuer’s bankruptcy, unsecured creditors are repaid only after the secured creditors out of the assets, if any, that remain.

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Municipal Lease Obligation Risks – Certificates of participation issued by government authorities or entities to finance the acquisition or construction of equipment, land and/or facilities represent participations in a lease, an installment purchase contract or a conditional sales contract relating to such equipment, land or facilities and as with debt obligations, are subject to the risk of non-payment.

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Zero Coupon Securities Risks – Interest on zero coupon bonds is not paid on a current basis and accordingly, the values of such securities are subject to greater fluctuations than are the value of securities that distribute income regularly and may be more speculative than such bonds. Further, the values of zero coupon bonds may be highly volatile during periods when interest rates rise or fall.

•

Tender Option Bond Risks – The Fund may enter into tender option bond transactions, whereby, the Fund will transfer municipal debt securities or other municipal securities into a special purpose entity and in return receive from such entity, residual interests. Investments in tender option bond transactions expose the Fund to counterparty risk and leverage risk, as well as the risk of loss of principal.

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Variable Rate Demand Obligation (“VRDO”) Risks – VRDOs are floating rate securities that combine an interest in a long-term municipal bond with a right to demand payment before maturity from a bank or other financial institution. If the bank or financial institution is unable to pay, the Fund may lose money.

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Financial Future Risks – The Fund’s investments may include financial futures contracts based on a long-term municipal bond index developed by the Chicago Board of Trade and The Bond Buyer (the “Municipal Bond Index”). The Municipal Bond Index is comprised of 40 tax-exempt municipal revenue and general obligation bonds. Each bond included in the Municipal Bond Index must be rated A or higher by Moody’s or S&P and must have a remaining maturity of 19 years or more. The particular municipal bonds comprising the index underlying the Municipal Bond Index financial futures contract may vary from the bonds held by the Fund. Trading in such futures contracts may tend to be less liquid than trading in other futures contracts. The trading of futures contracts also is subject to certain market risks, such as inadequate trading activity, which could at times make it difficult or impossible to liquidate existing positions.

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Municipal Interest Rate Swap Transaction Risks – In order to hedge the value of the Fund’s investments against interest rate fluctuations or to enhance the Fund’s returns, the Fund may enter into interest rate swap transactions such as Municipal Market Data AAA Cash Curve swaps or Securities Industry and Financial Markets Association Municipal Swap Index swaps.

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Insured Municipal Bond Risks – The Fund’s investments may be covered by insurance that guarantees that interest payments on the bond will be made on time and the principal will be repaid when the bond matures. Either the issuer of the bond or the Fund purchases the insurance. Although such insurance is expected to protect the Fund against losses caused by a bond issuer’s failure to make interest or principal payments, such insurance does not protect the Fund or its investors against losses caused by declines in a bond’s market value. Further, the Fund cannot be certain that any insurance company does not make these payments. In addition, if the Fund purchases the insurance, it will bear any related premiums and other related costs, which will reduce the Fund’s returns.

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Participation Note Risks – The Fund may buy participation notes from a bank or broker-dealer that entitle the Fund to a return measured by the change in value of an identified underlying security or basket of securities. Investment in a participation note is not the same as investment in the constituent shares of an entity since a participation note represents only an obligation of the issuer to provide the Fund the economic performance equivalent to holding shares of an underlying security (i.e., shares of the underlying security are not in any way owned by the Fund). However each participation note is intended to synthetically replicate the economic benefit of holding shares in the underlying security or basket of securities. Because a participation note is an obligation of the issuer, rather than a direct investment in shares of the underlying security or basket of securities, the Fund may suffer losses potentially equal to the full value of the participation note if the issuer fails to perform its obligations.

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Payment-in-Kind Note Risks – The Fund’s investments may include notes that provide for payments-in-kind, which have an effect of deferring current cash payments. In such cases, an issuer’s ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of such issuer, the occurrence of which is uncertain.

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Revenue Bond Risks – Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in certain cases, from the proceeds of a special excise tax or other specific revenue source (for example, payments from the user of the facility being financed) and accordingly, the timely payment of interest and the repayment of principal in accordance with the terms of the revenue or special obligation bond depends on the economic viability of such facility or such revenue source.

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Pre-Refunded Municipal Securities Risks – The principal of, and interest on, pre-refunded municipal securities are no longer paid from the original revenue source for the securities. Instead, the source of such payments is typically an escrow fund consisting of U.S. government securities. The assets in the escrow fund are derived from the proceeds of refunding bonds issued by the same issuer as the pre-refunded municipal securities. Issuers of municipal securities use this advance refunding technique to obtain more favorable terms with respect to securities that are not yet subject to call or redemption by the issuer. Except for a change in the revenue source from which principal and interest payments are made, the pre-refunded municipal securities remain outstanding on their original terms until they mature or are redeemed by the issuer.

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Special Taxing Districts Risks – The bond financing methods such as tax increment finance, tax assessment, special services district and Mello-Roos bonds, are generally payable solely from taxes or other revenues attributable to the specific projects financed by the bonds without recourse to the credit or taxing power of related or overlapping municipalities. They often are exposed to real estate development-related risks and can have more taxpayer concentration risk than general tax-supported bonds, such as general obligation bonds. Further, the fees, special taxes, or tax allocations and other revenues that are established to secure such financings are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. The bonds could default if development failed to progress as anticipated or if larger taxpayers failed to pay the assessments, fees and taxes as provided in the financing plans of the districts.

Tax Risk

The Fund expects that a majority of its income will consist of tax-exempt interest for U.S. federal income tax purposes. Interest paid on municipal bonds is generally exempt from regular U.S. federal income tax when received, but may be subject to the alternative minimum tax. Income from the Fund’s investment in municipal bonds could, however, become subject to regular U.S. federal income tax due to noncompliant conduct by issuers, unfavorable legislation or litigation or adverse interpretations by regulatory authorities.

Any proposed or actual changes in income tax rates or the tax-exempt status of interest income from municipal bonds could significantly affect the demand for and supply, liquidity and marketability of municipal bonds. Such changes may affect the valuation of the Fund’s investments and ability to acquire and dispose of municipal bonds at desirable yield and price levels. Investments in taxable municipal bonds and Treasury securities, as well as certain derivatives, would cause the Fund to have taxable investment income. In addition, the Fund may recognize taxable ordinary income from market discount. The Fund may also realize gain on the sale, exchange or other disposition of its securities, which gain will be taxable regardless of whether it is derived from the sale, exchange or other disposition of tax-exempt bonds or taxable securities. Any interest or other expenses incurred for the purchase of tax-exempt municipal bonds cannot be deducted for U.S. federal income tax purposes.

Direct Origination Risk

The results of the Fund’s operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. In addition, competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser will be able to identify and make investments that are consistent with its investment objective.

Industry Concentration Risk

The Fund’s investments in municipal-related securities in a certain industry may be adversely affected by political, economic and regulatory developments within that sector, including legislation or litigation that changes the taxation of municipal bonds or the rights of municipal bond holders in the event of a bankruptcy. Adverse conditions in an industry significant to a local economy could have a correspondingly adverse effect on the financial condition of local issuers. Other factors that could affect municipal-related securities include a change in the local, state, or national economy, demographic factors, ecological or environmental concerns, statutory limitations on an issuer’s ability to increase taxes, and other developments generally affecting the revenue of issuers (for example, legislation or court decisions reducing state aid to local governments or mandating additional services). This risk would be heightened to the extent that the Fund invests a substantial portion of the below-investment grade quality portion of its portfolio in the bonds of similar projects (such as those relating to the education, healthcare or housing), in industrial development bonds, or in particular types of municipal-related securities (such as general obligation bonds, private activity bonds or moral obligation bonds) that are particularly exposed to specific types of adverse economic, business or political events. From time to time the Fund expects to invest a significant portion of the investment portfolio in issuers within a single industry. If the Fund invests a significant portion of its investment portfolio in issuers within the same industry, an adverse economic, business or political development affecting industry would be expected to affect the value of the Fund’s investments more than if its investments were not so concentrated. To the extent that the Fund invests a significant portion of its assets in the securities of issuers operating principally in a given industry, it will be disproportionally affected by political and economic conditions and developments in that industry, as applicable. In addition, economic, political or regulatory changes in that industry could adversely affect municipal-related securities issuers in industry, and therefore the value of the Fund’s investment portfolio. Certain provisions of the U.S. Bankruptcy Code governing municipal bankruptcies are unclear. Further, the application of state law to municipal-related securities issuers could produce varying results among the states or among municipal bond issuers within a state. Such developments may affect the financial condition of a state’s political subdivisions, agencies, instrumentalities and public authorities and heighten the risks associated with investing in bonds issued by such parties, which could, in turn, adversely affect the Fund’s income, net asset value, liquidity and/or ability to preserve or realize capital appreciation.

Fixed Income Securities Risk

The Fund’s investments in fixed income securities will be subject to numerous risks set forth throughout this section including, without limitation, interest rate risk, credit risk, and extension and prepayment risk. The longer the effective maturity and duration of the Fund’s portfolio, the more the Fund’s performance is likely to be affected by interest rates. Some fixed income securities give the issuer the option to call, or redeem, the securities before their maturity dates. During periods of market illiquidity or rising interest rates, prices of callable issues are subject to increased price fluctuation.

Income Risk

The Fund’s income could decline during periods of falling interest rates or when the Fund experiences defaults on debt securities it holds. Also, if the Fund invests in inverse floaters, the Fund’s income may decrease if short-term interest rates rise.

Current income received through investments in municipal securities are dependent on a variety of factors, including the general condition of the money market and of the municipal securities market, the size of a particular offering, the financial condition of the issuer, the maturity of the obligation and the rating of the issue. The ability of the Fund to achieve its investment objective is also dependent on the continuing ability of the issuers of the securities in which the Fund invests to meet their obligations for the payment of interest and principal when due.

Below Investment Grade, or High Yield, Securities Risk

The Fund invests in debt securities that may be classified as “higher-yielding” (and, therefore, higher-risk) debt securities. In most cases, such debt will be rated below “investment grade” by rating agencies or will be unrated. The credit rating of a high yield security does not necessarily address its market value risk, and ratings are expected to change, positively or negatively, to reflect developments regarding an issuer’s financial condition. High yield fixed-income securities (including those referred to as “junk bonds”) are speculative, involve greater risks of default or downgrade and are more volatile and expected to be less liquid than investment-grade securities. High yield fixed-income securities involve a greater risk of price declines than investment-grade securities due to actual or perceived changes in an issuer’s creditworthiness. Issuers issuing high yield fixed-income securities are less financially strong, are more likely to encounter financial difficulties, and are more vulnerable to adverse market events and negative sentiments than issuers with higher credit ratings. Such factors could affect such issuers’ abilities to make interest and principal payments and could cause such issuers to stop making interest and/or principal payments. In such cases, payments on the securities may never resume, which would result in the securities owned by the Fund becoming worthless. High yield fixed-income securities may also not be protected by financial covenants or limitations on additional indebtedness. Unrated debt, while not necessarily lower in quality than rated securities, may not have as broad a market. Because of the size and perceived demand for the issue, among other factors, certain issuers may decide not to pay the cost of getting a rating for their bonds. The market prices of high yield fixed-income securities (including junk bonds) have historically been less sensitive to interest rate changes than higher rated investments, but more sensitive to adverse economic or political changes or individual developments specific to the issuer. In addition, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high yield fixed-income securities.

The major risks in high yield fixed-income securities investments include the following:

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High yield fixed-income securities may be issued by less creditworthy issuers. These securities are vulnerable to adverse changes in the issuer’s industry and to general economic conditions. Issuers of high yield fixed-income securities may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments or the unavailability of additional financing.

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The issuers of junk bonds may have a larger amount of outstanding debt relative to their assets than issuers of investment grade fixed- income securities. If an issuer experiences financial stress, it may be unable to meet its debt obligations. The issuer’s ability to pay its debt obligations also may be lessened by specific issuer developments, or the unavailability of additional financing. Issuers of high yield securities are often in the growth stage of their development and/or involved in a reorganization or takeover.

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High yield fixed-income securities are frequently ranked junior to claims by other creditors. If an issuer cannot meet its obligations, the senior obligations are generally paid off before the junior obligations, which will potentially limit the Fund’s ability to fully recover principal or to receive interest payments when senior securities are in default. Thus, investors in high yield securities have a lower degree of protection with respect to principal and interest payments then do investors in higher rated securities.

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High yield fixed-income securities often have redemption features that permit an issuer to repurchase the security from the Fund before it matures. If an issuer redeems the high yield fixed-income securities, the Fund may have to invest the proceeds in securities with lower yields and may lose income.

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Prices of high yield fixed-income securities are subject to extreme price fluctuations. Negative economic developments may have a greater impact on the prices of high yield fixed-income securities than on those of other higher rated fixed-income securities.

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During periods of declining interest rates or for other purposes, issuers may exercise their option to prepay principal earlier than scheduled, forcing the Fund to reinvest in lower yielding instruments.

•	The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

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The high yield fixed-income securities markets may react strongly to adverse news about an issuer or the economy, or to the perception or expectation of adverse news, whether or not it is based on fundamental analysis. Additionally, prices for high yield securities may be affected by legislative and regulatory developments. These developments could adversely affect the Fund’s returns and investment practices, the secondary market for high yield securities, the financial condition of issuers of these securities and the value and liquidity of outstanding high yield securities, especially in a thinly traded market. For example, federal legislation requiring the divestiture by federally insured savings and loan associations of their investments in high yield bonds and limiting the deductibility of interest by certain issuers of high yield fixed-income securities adversely affected the market in the past.

Investment Grade Debt Obligations Risk

The Fund has an may continue to invest in “investment grade securities,” which are securities rated in the four highest rating categories of an NRSRO or deemed to be of equivalent quality by the Adviser. It should be noted that debt obligations rated in the lowest of the top four ratings (i.e., “Baa” by Moody’s or “BBB” by S&P) are considered to have some speculative characteristics and are more sensitive to economic change than higher rated securities. Appendix A to the SAI describes the various ratings assigned to debt obligations by S&P and Moody’s.

Credit Ratings are Not a Guarantee of Quality Risk

Credit ratings of assets represent the rating agencies’ opinions regarding their credit quality and are not a guarantee of quality. A credit rating is not a recommendation to buy, sell or hold assets and may be subject to revision or withdrawal at any time by the assigning rating agency. In the event that a rating assigned to any debt obligation is lowered for any reason, no party is obligated to provide any additional support or credit enhancement with respect to such debt obligation. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value; therefore, ratings may not fully reflect the true risks of an investment. Also, rating agencies may fail to make timely changes in credit ratings in response to subsequent events, so that an issuer’s current financial condition may be better or worse than a rating indicates. Consequently, credit ratings of any debt obligation are only a preliminary indicator of investment quality, and not a completely reliable indicator of investment quality. Rating reductions or withdrawals may occur for any number of reasons and may affect numerous assets at a single time or within a short period of time, with material adverse effects upon the debt obligation. It is possible that many credit ratings of assets included in or similar to the debt obligation will be subject to significant or severe adjustments downward.

The rating assigned by a rating agency evaluates the issuing agency’s assessment of the safety of a non-investment grade security’s principal and interest payments, but does not address market value risk. Because such ratings of the ratings agencies may not always reflect current conditions and events, in addition to using recognized rating agencies and other sources, or because such ratings may not be available, the Adviser expects typically to perform its own analysis of the issuers whose non-investment grade or unrated securities the Fund holds. Because of this, the Fund’s performance may depend more on the Adviser’s own credit analysis than in the case of funds investing in rated, or higher-rated securities than the Fund’s securities.

Call Risk

Some securities give the issuer the option to “call,” or prepay, the securities before their maturity date. If interest rates fall, it is possible that issuers of callable securities with high interest coupons will call their securities. If a call were exercised by the issuer of a security held by the Fund during a period of declining interest rates, the Fund would determine on a case by case basis whether to replace such called security with a lower yielding security. If that were to happen, it could decrease the Fund’s distributions and possibly could affect the Fund’s net asset value. Similar risks exist when the Fund invests the proceeds from matured, traded or prepaid bonds at market interest rates that are below the Fund’s current earnings rate. During periods of market illiquidity or rising interest rates, prices of “callable” issues are subject to increased price fluctuation.

Operating and Financial Risks of Issuers and Impact of Other Issuers

One of the fundamental risks associated with the Fund’s investments is credit risk, which is the risk that an issuer will be unable to make principal and interest payments on its outstanding debt obligations when due and the related risk that the value of a debt security may decline because of concerns about the issuer’s ability or willingness to make such payments. Because the Fund may invest its assets in high yield and unrated equivalent securities, the Fund’s credit risks are greater than those of funds that buy only investment grade securities. Investments in inverse floaters will increase the Fund’s credit risk. The Fund’s return would be adversely impacted if an issuer of debt securities in which the Fund invests becomes unable to make such payments when due. Issuers in which the Fund invests could deteriorate as a result of, among other factors, adverse developments in their businesses, changes in the competitive environment, or an economic downturn. As a result, issuers which the Fund expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress. In addition, the Fund and other investment funds sponsored by the Adviser have made (and/or will in the future make) investments in issuers that have operations and assets in many jurisdictions. It is possible that the activities of one issuer may have adverse consequences on one or more other issuers (including the Fund’s issuers), even in cases where the issuers are held by different TortoiseEcofin investment funds and have no other connection to each other.

Interest Rate Risk

The fair value of investments may be significantly affected by changes in interest rates. As of the date of this prospectus, interest rates in the U.S. are near historic lows, which may increase the Fund’s exposure to risks associated with rising interest rates. Moreover, interest rate levels are currently impacted by extraordinarily accommodative monetary policy initiatives the effect of which is impossible to predict with certainty. General interest rate fluctuations may have a substantial negative impact on the Fund’s investments and investment opportunities and accordingly may have a material adverse effect on the Fund’s investment objective.

The securities in which the Fund will invest have valuations which are based on numerous factors, including sector fundamentals and specific issuer characteristics. However, such securities are also susceptible to fluctuations in interest rates and the prices of securities can increase when interest rates fall and decline when interest rates rise. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV.

LIBOR Risk

The Fund’s investments (including, but not limited to, repurchase agreements, CLOs and mortgage-backed securities), payment obligations and financing terms may rely in some fashion on the London Interbank Offered Rate (“LIBOR”). LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. On July 27, 2017, the Chief Executive of the FCA announced that after 2021 it will cease its active encouragement of banks to provide the quotations needed to sustain LIBOR due to the absence of an active market for interbank unsecured lending and other reasons. On March 5, 2021, the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, announced that it will cease publication of many of its LIBOR settings after December 31, 2021, and that it will cease publication of certain commonly used tenors of U.S. dollar LIBOR after June 30, 2023. While the FCA may consult on the issue of requiring the IBA to produce certain LIBOR tenors on a synthetic basis, it has announced that all 35 LIBOR settings will either cease to be provided by any administrator or will no longer be representative as of the dates published by the IBA. The Board of Governors of the Federal Reserve System, Office of the Comptroller of the Currency, and Federal Deposit Insurance Corporation have issued guidance encouraging market participants to adopt alternatives to LIBOR in new contracts as soon as practicable and no later than December 31, 2021. Although the transition process away from LIBOR has become increasingly well-defined in advance of the anticipated discontinuation date, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate (e.g., the Secured Overnight Financing Rate, which is intended to replace U.S. dollar LIBOR and measures the cost of overnight borrowings through repurchase agreement transactions collateralized with U.S. Treasury securities). Any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. For example, certain of the Fund’s investments may involve individual contracts that have no existing fallback provision or language that contemplates the discontinuation of LIBOR, and those investments could experience increased volatility or illiquidity as a result of the transition process. In addition, interest rate provisions included in such contracts, or in contracts or other arrangements entered into by the Fund, may need to be renegotiated. The transition may also result in a reduction in the value of certain instruments held by the Fund, a change in the cost of borrowing or the dividend rate for any preferred stock that may be issued by the Fund, or a reduction in the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

Spread Widening Risks; Discounts to Par

The Fund’s investment strategy with respect to certain types of investments may be based, in part, upon the premise that interests in issuers and/or an issuer’s underlying collateral that are otherwise performing may from time to time be available for participation by the Fund at “discounted” rates or at “undervalued” prices. Purchasing debt instruments and/or other interests at what may appear to be “undervalued” or “discounted” levels is no guarantee that these investments will generate attractive risk-adjusted returns to the Fund or will not be subject to further reductions in value. For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the prices of the debt instruments and other securities in which the Fund invests may decline substantially. Credit spreads often increase more for lower rated and unrated securities than for investment grade securities. In addition, when credit spreads increase, reductions in market value will generally be greater for longer- maturity securities. Accordingly, purchasing debt instruments or other assets at what may appear to be “undervalued” or “discounted” levels is no guarantee that these assets will not be trading at even lower levels at a time of valuation or at the time of sale. It may not be possible to predict such “spread widening” risk. Additionally, the perceived discount in pricing from previous environments described herein may still not reflect the true value of the collateral assets underlying debt instruments in which the Fund invests.

Investments in Less Established Issuers

Although from time to time the Fund will seek to make investments in respect of established issuers, the Fund has not established any minimum size for the issuers in which it may invest and is expected to make investments in smaller, less established issuers. For example, such issuers may have shorter operating histories on which to judge future performance and, if operating, may have negative cash flow. In the case of start-up enterprises, such issuers may not have significant or any operating revenues. Less established issuers tend to have lower capitalizations and fewer resources (including cash) and, therefore, often are more vulnerable to funding shortfalls and financial failure. In addition, less mature issuers could be deemed to be more susceptible to irregular accounting or other fraudulent practices. In the event of fraud by any issuer in which the Fund invests, the Fund may suffer a partial or total loss of capital invested in that issuer. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.

Valuation Risk

The debt securities in which the Fund may invest typically are valued by a pricing service utilizing a range of market-based inputs and assumptions, including readily available market quotations obtained from broker-dealers making markets in such instruments, cash flows and transactions for comparable instruments. There is no assurance that the Fund will be able to sell a portfolio security at the price established by the pricing service, which could result in a loss to the Fund. Pricing services generally price debt securities assuming orderly transactions of an institutional “round lot” size, but some trades may occur in smaller, “odd lot” sizes, often at lower prices than institutional round lot trades. Different pricing services may incorporate different assumptions and inputs into their valuation methodologies, potentially resulting in different values for the same securities. As a result, if the Fund were to change pricing services, or if the Fund’s pricing service were to change its valuation methodology, there could be a material impact, either positive or negative, on the Fund’s net asset value.

Distressed and Defaulted Securities Risk

Investments in the securities of financially distressed issuers involve substantial risks, including the risk of default or may be in default at the time of investment. In addition, these securities may fluctuate more in price, and are typically less liquid. The Fund also will be subject to significant uncertainty as to when, and in what manner, and for what value obligations evidenced by securities of financially distressed issuers will eventually be satisfied.

Defaulted securities are speculative and involve substantial risks in addition to the risks of investing in high yield or unrated equivalent securities that have not defaulted. The Fund generally will not receive interest payments on the defaulted securities and there is a substantial risk that principal will not be repaid. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a defaulted security, the Fund may lose the value of its entire Investment or may be required to accept cash or securities with a value less than its original Investment. Defaulted securities and any securities received in exchange for defaulted securities may be subject to restrictions on resale.

The Fund currently holds, and may continue to hold or acquire, investments of issuers that are in default or at risk of default. A loss contingency is recorded if the contingency is considered probable and reasonably estimable as of the date of the financial statements. In the opinion of management, the ultimate outcome of this matter is uncertain. Given the preliminary nature of the workout of these investments, the Fund is unable to estimate a range of reasonably possible loss, if any. While the ultimate resolution is uncertain, to the extent that the Fund is unable to collect outstanding interest, it will have an adverse impact to its financial condition and results of operations.

Also among the risks inherent in investments in a troubled issuer is that it frequently may be difficult to obtain information as to the true financial condition of such issuer. The Adviser or Sub-Adviser’s judgments about the credit quality of a financially distressed issuer and the relative value of its securities may prove to be wrong.

Competitive Market for Investment Opportunities

The activity of identifying, completing and realizing attractive social impact investments is competitive, and involves a high degree of uncertainty, as with many other markets. The availability of investment opportunities generally will be subject to market conditions. The Fund will be competing for investments with many other debt investors, including, without limitation, other investment partnerships and corporations, the public debt and equity markets, individuals, financial institutions and other financial investors investing directly or through affiliates. Furthermore, over the past several years, an ever-increasing number of debt funds have been formed and many such existing funds have grown substantially in size, resulting in an unprecedented amount of capital available for debt investment. Consequently, it is possible that competition for appropriate investment opportunities may increase, thus reducing the number of investment opportunities available to the Fund and adversely affecting the terms upon which investments can be made. There can be no assurance that the Fund will be able to locate, consummate and exit investments that satisfy the rate of return objectives or realize upon their values.

Large Shareholder Risk

To the extent a large proportion of Common Shares are held by a small number of common shareholders (or a single common shareholder), including affiliates of the Adviser, the Fund is subject to the risk that these shareholders will seek to sell Common Shares in large amounts rapidly in connection with repurchase offers. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a repurchase offer, the total amount of Common Shares tendered by a small number of common shareholders (or a single common shareholder) may exceed the number of Common Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by common shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each common shareholder.

Force Majeure Risk

The Fund may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting the Fund. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.

Epidemic and Pandemic Risk

The world has been susceptible to epidemics/pandemics, most recently COVID-19, which has been designated as a pandemic by the World Health Organization. Any outbreak of COVID-19, SARS, H1N1/09 flu, avian flu, other coronavirus, Ebola or other existing or new epidemics/pandemics, or the threat thereof, together with any resulting restrictions on travel or quarantines imposed, has had, and will continue to have, an adverse impact on the economy and business activity globally (including in the countries in which the Fund invests), and thereby is expected to adversely affect the performance of the Fund’s investments and the Fund’s ability to fulfill its investment objectives. Furthermore, the rapid development of epidemics/pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Fund and the performance of its investments.

COVID-19 Risk

The U.S. capital markets have experienced extreme volatility and disruption following the global outbreak of COVID-19 that began in December 2019. The global impact of the outbreak continues to evolve, and many countries have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Businesses have also implemented similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, have created significant disruption in supply chains and economic activity. While several countries, as well as certain states in the U.S., have continued to lift public health and travel restrictions with the view to reopening their economies, recurring COVID-19 outbreaks and newly discovered variant strains of the virus have led to the re-introduction of such restrictions in certain states in the U.S. and globally and could continue to lead to the re-introduction of such restrictions elsewhere. Such actions, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in global supply chains and economic activity, increasing rates of unemployment and adversely impacting many industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown.

Multiple surges in cases globally, the availability and widespread adoption of vaccines, and the emergence of variant strains of the virus continue to create uncertainty as to the future and long-term impacts resulting from COVID-19 including impacts to the prices and liquidity of the Fund’s investments and the Fund’s performance.

The outbreak of the COVID-19 pandemic has at times had, and is expected to continue to pose a risk of having, a material adverse impact on the Fund’s NAV and portfolio liquidity among other factors though those impacts are expected to subside over time. These impacts will likely continue to some extent as the outbreak persists and potentially even longer. Although many or all facets of the Fund’s business have been or could be impacted by COVID-19, the Adviser currently believes the following impacts to be the most material:

•

The Fund’s NAV per share had initially decreased as a result of the outbreak, and although the Fund’s NAV per share has recently increased, the Fund expects the impact of the outbreak to continue, in some instances materially, which could result in future decrease. The decrease in NAV per share was the result of a deterioration in prices across the Fund’s portfolio investments and across the global credit markets, including the Fund’s quoted syndicated loan investments and high yield bond investments. The price of these investments deteriorated as a result of market conditions triggered by the COVID-19 pandemic, including increased credit risk for the Fund’s obligors as their businesses were impacted by the outbreak and technical selling pressure as other market participants began selling assets in an effort to realize liquidity. It is possible that the value of the Fund’s investments, and therefore the Fund’s NAV per share, could result in another decrease during the period of the COVID-19 outbreak and potentially longer. The Fund believes its investments in obligors in certain industries have been, and will continue to be, most affected by the COVID-19 outbreak. Additionally, the majority of the Fund’s investments have experienced, and may continue to experience, a wide range of effects from the outbreak, ranging from insignificant to significant.

•

The issuers of the Fund’s underlying investments may not be able to make interest payments, which would adversely impact the Fund’s performance. Many of these businesses are adversely affected by COVID-19 and are experiencing lost revenue as quarantines and other social disruption have slowed or stopped purchases of their products or services or have forced them to limit or suspend operations.

•

Disruption in the financial markets caused by the COVID-19 outbreak could restrict the Fund’s access to financing and such financing may not be on as favorable terms as the Fund could have obtained prior to the outbreak of the pandemic. Furthermore, because of declining values of certain of the Fund’s assets, the Fund has sold, and may continue to sell, assets in order to remain in compliance with the Fund’s leverage tests. This factor may limit the Fund’s ability to make new investments and adversely impact the Fund’s performance.

The immediately preceding outcomes are those the Adviser considers to be most material as a result of the pandemic. The Fund has also experienced, and may experience in the future, other negative impacts to its business as a result of the pandemic that could exacerbate other risks described in this prospectus, including:

•	significant mark-downs in the fair value of the Fund’s investments and decreases in NAV per share;

•

weakening financial conditions, or the bankruptcy or insolvency, of obligors of the Fund, which may result in the inability of such obligors to meet debt obligations, delays in collecting accounts receivable, defaults, or forgiveness or deferral of interest payments from such obligors;

•

significant volatility in the markets for syndicated loans, which could cause rapid and large fluctuations in the values of such investments and adverse effects on the liquidity of any such investments, and may also require the Fund to repay certain of its financing arrangements or result in the Fund having insufficient liquid assets to cover its obligations and be required to treat such obligations as senior securities under the 1940 Act;

•

the Fund’s investments may require a workout, restructuring, recapitalization or reorganizations that involve additional investment from the Fund and/or that result in greater risks and losses to the Fund;

•	deteriorations in credit and market conditions, which may adversely impact the Fund’s ability to access financing for its investments on favorable terms or at all;

•

operational impacts on the Adviser, Distributor, Administrator, Custodian, transfer agent, and the Fund’s other third-party service providers, vendors and counterparties, including independent valuation firms, the Fund’s financial intermediaries, its lenders and other providers of financing, brokers and other counterparties that we purchase and sell assets to and from, derivative counterparties, and legal and diligence professionals that we rely on for acquiring the Fund’s investments;

•

limitations on the Fund’s ability to ensure business continuity in the event the Adviser’s, or the Fund’s counsel or other third-party service providers’ respective continuity of operations plan is not effective or improperly implemented or deployed during a disruption;

•

the availability of key personnel of the Adviser, Distributor, Administrator, Custodian, transfer agent, and the Fund’s other service providers as they face changed circumstances and potential illness during the epidemic/pandemic;

•

difficulty in valuing the Fund’s assets in light of significant changes in the financial markets, including difficulty in making market comparisons, and circumstances affecting the Adviser’s, administrator’s and the Fund’s service providers’ personnel during the pandemic; See also “—Valuation Risk” above;

•	limitations on the Fund’s ability to offer the Common Shares on a continuous basis;

•	significant changes to the valuations of pending investments;

•

limitations on the Fund’s ability to make distributions to the Fund’s common shareholders and/or to comply with the requirements to maintain the Fund’s status as a RIC due to material adverse impacts on the Fund’s cash flows from operations or liquidity; and

•

limitations on the Fund’s ability to conduct repurchase offers, including if increased demand for repurchases exceeds the limits of any repurchase offer, the Fund lacks readily available funds to make or meet repurchase offers or the Fund needs to maintain liquidity for its operations.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on economic and market conditions, and, as a result, present material uncertainty and risk with respect to the Fund and the performance of its investments. The full extent of the impact and effects of COVID-19 on the Fund’s and its investments’ operational and financial performance will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories, quarantines and restrictions, development of viable treatment options or availability of vaccines, the recovery time of the disrupted supply chains and industries, the impact of COVID-19 on overall goods and services, investor liquidity, consumer confidence and spending levels, the impact of labor market interruptions, the impact of government interventions, and uncertainty with respect to the duration of the global economic slowdown. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to the Fund’s performance, portfolio liquidity, ability to pay distributions and make share repurchases. See “—Repurchase Offers Risk” and “—Epidemic and Pandemic Risk” above.

Market Disruption and Geopolitical Risk

The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. Likewise, natural and environmental disasters, epidemics or pandemics, and systemic market dislocations may be highly disruptive to economies and markets. See “—Epidemic and Pandemic Risk” and “—COVID-19 Risk” above. Uncertainties and events around the world may (i) result in market volatility, (ii) have long-term effects on the U.S. and worldwide financial markets and (iii) cause further economic uncertainties in the U.S. and worldwide. The Fund cannot predict the effects of geopolitical events in the future on the U.S. economy and securities markets.

Inflation/Deflation Risk

Inflation risk is the risk that the value of assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund’s portfolio could decline. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio and Common Shares.

Leverage Risk

The Fund uses and continues to expect to use leverage, which will magnify the potential for loss on amounts invested in the Fund. To the extent the Fund utilizes leverage, our use of leverage through the issuance of preferred stock or debt securities, and any borrowings or other transactions involving indebtedness (other than for temporary or emergency purposes), would be considered “senior securities” for purposes of the 1940 Act and create risks. Leverage is a speculative technique that may adversely affect common stockholders. If the return on investments acquired with borrowed funds or other leverage proceeds does not exceed the cost of the leverage, the use of leverage could cause us to lose money. Successful use of leverage depends on our Adviser’s ability to predict or hedge correctly interest rates and market movements, and there is no assurance that the use of a leveraging strategy will be successful during any period in which it is used. Because the fee paid to our Adviser will be calculated on the basis of total assets, the fees will increase when leverage is utilized, giving our Adviser an incentive to utilize leverage.

Our issuance of senior securities involves offering expenses and other costs, including interest payments, that are borne indirectly by our common stockholders. Fluctuations in interest rates could increase interest or distribution payments on our senior securities and could reduce cash available for distributions on common stock. Increased operating costs, including the financing cost associated with any leverage, may reduce our total return to common stockholders.

The 1940 Act and/or the rating agency guidelines applicable to senior securities impose asset coverage requirements, distribution limitations, voting right requirements (in the case of the senior equity securities) and restrictions on our portfolio composition and our use of certain investment techniques and strategies. The terms of any senior securities or other borrowings may impose additional requirements, restrictions and limitations that are more stringent than those currently required by the 1940 Act, and the guidelines of the rating agencies that rate outstanding senior securities. These requirements may have an adverse effect on us and may affect our ability to pay distributions on common stock and preferred stock. To the extent necessary, we currently intend to redeem any senior securities to maintain the required asset coverage. Doing so may require that we liquidate portfolio securities at a time when it would not otherwise be desirable to do so.

Reverse Repurchase Agreement Risk

As of September 30, 2021, reverse repurchase agreements comprised 12.6% of the Fund’s net assets, and the Fund continues to expect to invest in reverse repurchase agreements. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement to repurchase the securities at an agreed-upon price and date, thereby establishing an effective interest rate. The Fund’s use of reverse repurchase agreements, in economic essence, constitute a securitized borrowing by the Fund from the security purchaser. The Fund may enter into reverse repurchase agreements for the purpose of creating a leveraged investment exposure and, as such, their usage involves essentially the same risks associated with a leveraging strategy generally since the proceeds from these agreements may be invested in additional securities. Reverse repurchase agreements tend to be short-term in tenor, and there can be no assurances that the purchaser (lender) will commit to extend or “roll” a given agreement upon its agreed-upon repurchase date or an alternative purchaser can be identified on similar terms.

Reverse repurchase agreements also involve the risk that the purchaser fails to return the securities as agreed upon, files for bankruptcy or becomes insolvent. The Fund may be restricted from taking normal portfolio actions during such time, could be subject to loss to the extent that the proceeds of the agreement are less than the value of securities subject to the agreement and may experience adverse tax consequences.

CMBS Risk

CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by certain property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate asset rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; the solvency of the related tenants; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks; and social unrest, civil disturbances, epidemics and other public crises. Consequently, adverse changes in economic conditions and circumstances are more likely to have an adverse impact on mortgage-related securities secured by loans on commercial properties than on those secured by loans on residential properties. In addition, commercial lending generally is viewed as exposing the lender to a greater risk of loss than one- to four- family residential lending. Commercial lending, for example, typically involves larger loans to single borrowers or groups of related borrowers than residential one- to four- family mortgage loans.

The exercise of remedies and successful realization of liquidation proceeds relating to CMBS is also highly dependent on the performance of the servicer or special servicer. In many cases, overall control over the special servicing of related underlying mortgage loans will be held by a “directing certificate holder” or a “controlling class representative,” which is appointed by the holders of the most subordinate class of CMBS in such series. The Fund may not have the right to appoint the directing certificate holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions with respect to the specially serviced mortgage loans that could adversely affect the Fund’s interests. There may be a limited number of special servicers available, particularly those that do not have conflicts of interest.

The Adviser will value the Fund’s potential CMBS investments based on loss-adjusted yields, taking into account estimated future losses on the mortgage loans included in the securitization’s pool of loans, and the estimated impact of these losses on expected future cash flows. The Adviser’s loss estimates may not prove accurate, as actual results may vary from estimates. In the event that the Adviser overestimates the pool level losses relative to the price the Fund pays for a particular CMBS investment, the Fund may experience losses with respect to such investment. Credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of market volatility. Such market conditions could re-occur and would impact the valuations of our investments and impair our ability to sell such investments if we were required to liquidate all or a portion of our CMBS investments quickly. Additionally, certain securities investments, such as horizontal or other risk retention investments in CMBS, may have certain holding period and other restrictions that would limit our ability to sell such investments.

Preferred Securities Risk

Investments in preferred securities involve certain risks. Certain preferred securities contain provisions that allow an issuer under certain conditions to skip or defer distributions. If the Fund owns a preferred security that is deferring its distribution, the Fund may be required to include the amount of the deferred distribution in its taxable income for tax purposes although it does not currently receive such amount in cash. In order to receive the special treatment accorded to RICs and their shareholders under the Internal Revenue Code of 1986, as amended (the “Code”) and to avoid U.S. federal income and/or excise taxes at the Fund level, the Fund may be required to distribute this income to shareholders in the tax year in which the income is recognized (without a corresponding receipt of cash). Therefore, the Fund may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of cash income the Fund actually received, and to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions. Preferred securities often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer’s call. In the event of redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return. Preferred securities are subordinated to bonds and other debt securities in an issuer’s capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities. Preferred securities may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.

Derivatives Risk

Derivatives are financial contracts whose value depend on, or are derived from, the value of an underlying asset, reference rate, or index. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Certain derivative instruments can lose more than the principal amount invested. Derivatives may involve significant risks. Derivatives could result in Fund losses if the underlying references do not perform as anticipated. Use of derivatives is a highly specialized activity that can involve investment techniques, risks, and tax planning different from those associated with more traditional investment instruments. The Fund’s derivatives strategy may not be successful and use of certain derivatives could result in substantial, potentially unlimited, losses to the Fund regardless of the Fund’s actual investment. A relatively small movement in the price, rate or other economic indicator associated with the underlying reference may result in substantial loss for the Fund. Derivatives may be more volatile than other types of investments. Derivatives can increase the Fund’s risk exposure to underlying references and their attendant risks, including the risk of an adverse credit event associated with the underlying reference (credit risk), the risk of adverse movement in the value, price or rate of the underlying reference (market risk), the risk of adverse movement in the value of underlying currencies (foreign currency risk) and the risk of adverse movement in underlying interest rates (interest rate risk). Derivatives may expose the Fund to additional risks, including the risk of loss due to a derivative position that is imperfectly correlated with the underlying reference it is intended to hedge or replicate (correlation risk), the risk that a counterparty will fail to perform as agreed (counterparty risk), the risk that a hedging strategy may fail to mitigate losses, and may offset gains (hedging risk), the risk that losses may be greater than the amount invested (leverage risk), the risk that the Fund may be unable to sell an investment at an advantageous time or price (liquidity risk), the risk that the investment may be difficult to value (pricing risk), and the risk that the price or value of the investment fluctuates significantly over short periods of time (volatility risk). The value of derivatives may be influenced by a variety of factors, including national and international political and economic developments. Potential changes to the regulation of the derivatives markets may make derivatives more costly, may limit the market for derivatives, or may otherwise adversely affect the value or performance of derivatives.

Segregation and Coverage Risk

Certain portfolio management techniques, such as, among other things, entering into swap agreements, using reverse repurchase agreements, futures contracts or other derivative transactions, may be considered senior securities under the 1940 Act unless steps are taken to segregate the Fund’s assets or otherwise cover its obligations. To avoid having these instruments considered senior securities under currently applicable guidance, in some cases the Fund segregates liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under these types of transactions, enters into offsetting transactions or otherwise covers such transactions. In cases where the Fund does not cover such transactions, such instruments may be considered senior securities and the Fund’s use of such transactions will be required to comply with the restrictions on senior securities under the 1940 Act. The Fund may be unable to use segregated assets for certain other purposes, which could result in the Fund earning a lower return on its portfolio than it might otherwise earn if it did not have to segregate those assets in respect of or otherwise cover such portfolio positions. To the extent the Fund’s assets are segregated or committed as cover, it could limit the Fund’s investment flexibility. Segregating assets and covering positions will not limit or offset losses on related positions.

Limitations on Transactions with Affiliates Risk

The 1940 Act limits our ability to enter into certain transactions with certain of our affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by the Adviser or any of its respective affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s securities in the secondary market, which could create a conflict for the Adviser between the interests of the Fund and the portfolio company, in that the ability of the Adviser to recommend actions in the best interest of the Fund might be impaired.

The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, including Other TortoiseEcofin Accounts, which could include investments in the same issuer (whether at the same or different times). To the extent there is a joint transaction among the Fund and Other TortoiseEcofin Accounts requiring exemptive relief, the Fund has received an exemptive order from the SEC that permits it, among other things, to co-invest with certain other persons, including certain Other TortoiseEcofin Accounts, subject to certain terms and conditions.

Cyber Security Breaches and Identity Theft Risks

The Adviser’s, the Fund’s and its issuers’ and service providers’ information and technology systems may be vulnerable to damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals, power outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Although the Adviser has implemented, and issuers and service providers may implement, various measures to manage risks relating to these types of events, if these systems are compromised, become inoperable for extended periods of time or cease to function properly, the Adviser, the Fund, an issuer and/or a service provider may have to make a significant investment to fix or replace them. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in the Adviser’s, the Fund’s, an issuer’s and/or a service provider’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to investors (and the beneficial owners of investors). Such a failure could harm the Adviser’s, the Fund’s, an issuer’s and/or a service provider’s reputation, subject any such entity and their respective affiliates to legal claims and otherwise affect their business and financial performance.

Extension Risk

Extension risk is the risk of loss on securities due to a security’s expected redemption and duration lengthening, thereby causing the interest rate risk it presents to increase, if and when market interest rates rise. Extension risk is caused by the fact that securities are typically callable by the issuer, and callable fixed rate securities are more likely to be called in a lower market interest rate environment (because the issuer can refinance those securities at low current market rates); conversely, callable fixed rate securities become less likely to be called if market interest rates rise. Because rising market interest rates reduce the likelihood that an issuer will exercise its right to call a security, such an interest rate rise causes the duration of that security, and therefore its interest rate risk going forward, to increase, thus increasing, in an accelerating manner, the degree to which any further interest rate rise will cause the security to lose value.

Portfolio Turnover Risk

The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 50% under normal circumstances. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to Common Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. See “Investment Objective and Principal Investment Strategies—Portfolio Turnover” and “Tax Considerations.”

Non-Diversification Risk

The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund intends to qualify for the special tax treatment available to RICs under Subchapter M of the Code, and thus intends to satisfy the diversification requirements of Subchapter M, including its less stringent diversification requirements that apply to the percentage of the Fund’s total assets that are represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and certain other securities. See “Investment Objective and Principal Investment Strategies” and “Tax Considerations.”

Anti-Takeover Provisions

The Fund’s Charter and Bylaws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. See “Certain Provisions in Our Charter and Bylaws.”

LEVERAGE

Use of Leverage

The Fund may employ leverage through a number of methods including through borrowings, entering into reverse repurchase agreements (effectively a borrowing) and/or issuing preferred stock and debt securities that represent the leveraging of our Common Shares to the extent permitted by the 1940 Act. The Fund has utilized leverage in the past and may continue to do so in the future. We consider market conditions at the time leverage is incurred and monitor for asset coverage ratios relative to 1940 Act requirements and our financial covenants on an ongoing basis. The timing and terms of any leverage transactions will be determined by our Board of Directors. In addition, the percentage of our assets attributable to leverage may vary significantly during periods of extreme market volatility and may increase during periods of declining market prices of our portfolio holdings.

Currently under the 1940 Act, we are not permitted to issue preferred stock unless immediately after such issuance, the value of our total assets (including the proceeds of such issuance) less all liabilities and indebtedness not represented by senior securities is at least equal to 200% of the total of the aggregate amount of senior securities representing indebtedness plus the aggregate liquidation value of any outstanding preferred stock. Stated another way, we may not issue preferred stock that, together with outstanding preferred stock and debt securities, has a total aggregate liquidation value and outstanding principal amount of more than 50% of the value of our total assets, including the proceeds of such issuance, less liabilities and indebtedness not represented by senior securities. In addition, we are not permitted to declare any distribution on our common stock or purchase any shares of our common stock (through tender offers or otherwise) unless we would satisfy this 200% asset coverage requirement test after deducting the amount of such distribution or share price, as the case may be. We may, as a result of market conditions or otherwise, be required to purchase or redeem preferred stock or sell a portion of our investments when it may be disadvantageous to do so in order to maintain the required asset coverage. Common stockholders would bear the costs of issuing additional preferred stock, which may include offering expenses and the ongoing payment of distributions. Currently under the 1940 Act, we may issue only one class of preferred stock.

Currently under the 1940 Act, we are not permitted to issue debt securities or incur other indebtedness constituting senior securities unless immediately thereafter, the value of our total assets (including the proceeds of the indebtedness) less all liabilities and indebtedness not represented by senior securities is at least equal to 300% of the amount of the outstanding indebtedness. Stated another way, we may not issue debt securities or incur other indebtedness with an aggregate principal amount of more than 33 1/3% of the value of our total assets, including the amount borrowed, less all liabilities and indebtedness not represented by senior securities. We also must maintain this 300% “asset coverage” for as long as the indebtedness is outstanding. The 1940 Act currently provides that we may not declare any distribution with respect to any class of shares of our stock, or purchase any of our shares of stock (through tender offers or otherwise), unless we would satisfy this 300% asset coverage requirement test after deducting the amount of the distribution or share purchase price, as the case may be, except that distributions may be declared upon any preferred stock if such senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration of such distribution and after deducting the amount of such distribution. If the asset coverage for indebtedness declines to less than 300% as a result of market fluctuations or otherwise, we may be required to redeem debt securities or sell a portion of our investments when it may be disadvantageous to do so. Currently under the 1940 Act, we may issue only one class of senior securities representing indebtedness.

If preferred stock is outstanding, two of the Fund’s directors will be elected by the holders of preferred stock, voting separately as a class. The remaining directors of the Fund will be elected by common and preferred stockholders voting together as a single class. In the unlikely event that the Fund fails to pay distributions on the preferred stock for two years, holders of preferred stock would be entitled to elect a majority of the directors of the Fund.

Under a credit facility, the Fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The Fund expects that any such credit facility would have customary covenant, negative covenant and default provisions that, among other things, likely would limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change its fundamental investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. The Fund may be required to pledge some or all of its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund’s custodian will retain all assets, including those that are pledged. The Fund’s custodian is not an affiliated person of the Fund, as such term is defined in the 1940 Act. There can be no assurance that the Fund will enter into an agreement for the credit facility on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, the credit facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms or by the issuance of preferred stock or debt securities.

Similarly, if the Fund were to issue notes, the Fund expects that any such issuance would have customary covenant, negative covenant and default provisions that, among other things, likely would limit the Fund’s ability to pay distribution in certain circumstances, incur additional debt, change its fundamental investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. The Fund may be required to pledge some or all of its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund’s custodian will retain all assets, including those that are pledged. The Fund’s custodian is not an affiliated person of the Fund, as such term is defined in the 1940 Act. There can be no assurance that the Fund will issue notes on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, the notes may in the future be replaced or refinanced by additional debt securities, one or more credit facilities or the issuance of preferred stock, each of which may have substantially different terms.

In addition the Fund may be subject to certain restrictions imposed either by guidelines of a lender, if the Fund borrows from a lender, or by one or more rating agencies which may issue ratings for preferred stock. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or guidelines will impede the Adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies. In addition to other considerations, to the extent that the Fund believes that the covenants and guidelines required by the rating agencies would impede its ability to meet its investment objective, or if the Fund is unable to obtain its desired rating on preferred stock, the Fund will not issue preferred stock.

Changes in the value of the Fund’s portfolio securities, including costs attributable to borrowings or preferred stock, will be borne entirely by the Common Shareholders. If there is a net decrease (or increase) in the value of the Fund’s investment portfolio, the leverage will decrease (or increase) the net asset value per share of Common Shares to a greater extent than if the Fund were not leveraged.

Utilization of leverage is a speculative investment technique and involves certain risks to the Common Shareholders. These include the possibility of higher volatility of the net asset value of the Common Shares and potentially more volatility in the market value of the Common Shares. On the other hand, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to Common Shareholders will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to Common Shareholders than if the Fund were not so leveraged.

Effects of Leverage

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on the total return of Common Shares, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risks—Leverage Risk.”

Although the Fund does not currently have a class of senior securities outstanding, the table below reflects the Fund’s use of reverse repurchase agreements as of September 30, 2021 representing approximately 12.6% of the Fund’s total net assets at an estimated annual effective interest rate of 0.84%, payable by the Fund on such instruments (based on market conditions as of September 30, 2021). Based on such estimated annual effective interest expense rate, the annual return that the Fund’s portfolio must experience (net of expenses) in order to cover such costs of the reverse repurchase agreements is 0.1%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example below.

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Common Share Total Return	(12.6)%	(6.4)%	(0.11)%	6.1%	12.4%

Total Return is composed of two elements: the dividends on Common Shares paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends or interest on its leverage) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table above assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Fund must assume that the distributions it receives from its investments are entirely offset by losses in the value of those investments.

MANAGEMENT OF THE FUND

Directors and Officers

Our business and affairs are managed under the direction of our Board of Directors. Accordingly, our Board of Directors provides broad oversight over our affairs, including oversight of the duties performed by our Adviser. Our officers are responsible for our day-to-day operations. Each director and officer will hold office until his or her successor is duly elected and qualifies or until he resigns or is removed in the manner provided by law and our Charter and Bylaws. Unless otherwise indicated, the address of each director and officer is 6363 College Boulevard, Suite 100A, Overland Park, Kansas 66211. Additional information regarding our Board and its committees, and our officers, is set forth under “Management of the Fund” in our statement of additional information. Our Board of Directors consists of a majority of directors who are not interested persons (as defined in the 1940 Act) of our Adviser or its affiliates.

Investment Adviser and Sub-Adviser

Our investment adviser is Tortoise Capital Advisors, L.L.C., a registered investment adviser specializing in essential assets investments. On January 1, 2020, Tortoise Credit Strategies, LLC (“TCS”), the former investment adviser of the Fund, was internally restructured and TCS’s social impact team became part of the Adviser, an entity under common control with TCS. In connection with this restructuring, the Adviser replaced TCS as the investment adviser of the Fund and as a party to the investment advisory agreement with the Fund. The Adviser currently serves as the registered investment adviser to other registered closed-end funds on the TortoiseEcofin Investments, LLC (collectively with its family of registered investment advisers, “TortoiseEcofin”) platform.

Our Adviser is responsible for overseeing our overall investment strategy and its implementation. Effective September 4, 2020, Ecofin Advisors, LLC (the “Sub-Adviser” or “Ecofin”) became our sub-adviser. The Adviser has delegated certain responsibilities for managing our investments to the Sub-Adviser, including managing the assets of the Fund in accordance with the Fund’s investment objectives, policies, and restrictions, subject to the oversight of the Board and supervision of the Adviser. The appointment of the Sub-Adviser was approved by the Board of Directors on September 4, 2020. The Adviser and the Sub-Adviser are each wholly-owned subsidiaries of TortoiseEcofin. The addition of the Sub-Adviser does not impact the management and personnel providing investment advisory services to the Fund or the overall investment advisory services provided to the Fund.

Through its family of registered investment advisers, including our Adviser and Sub-Adviser, TortoiseEcofin provides investors access to essential assets and income solutions. TortoiseEcofin invests in essential assets–those assets and services that are indispensable to the economy and society. With a steady wins approach and a long-term perspective, TortoiseEcofin strives to make a positive impact on clients and communities. TortoiseEcofin’s expertise spans traditional energy investing across the entire energy value chain, sustainable infrastructure including wind, solar and water infrastructure, credit investing, direct lending to social impact projects and index construction. Through a variety of investment vehicles, TortoiseEcofin provides access to a wide range of client solutions, focused on their evolving needs. Over time, TortoiseEcofin has enhanced and expanded its innovative product offerings, while staying true to its quality approach and focus.

TortoiseEcofin, through its family of registered investment advisers, including the Adviser, had approximately $8.5 billion assets under advisement as of December 31, 2021.

The principal business address of our Adviser and Sub-Adviser is 6363 College Boulevard, Suite 100A, Overland Park, Kansas 66211. Our Adviser specializes in essential assets investments and our Sub-Adviser specializes in social impact investments. Our Adviser was formed in 2002 and our Sub-Adviser was formed in 2020.

Private Sustainable Infrastructure Investment Committee

The Private Sustainable Infrastructure Investment Committee (the “PSIIC”) will oversee the construction and investment of all social impact portfolios as well as evaluate the social impact market environment for the purpose of making recommendations pertaining to portfolio strategies, themes and risk characteristics. As such, the PSIIC will review the overall investment process, procedures and practices necessary to ensure the portfolios are in compliance with portfolio investment guidelines and company investment outlooks.

The PSIIC will also be responsible for reviewing and monitoring the investment activities and determining allocations (pursuant to the Adviser’s and the Sub-Adviser’s allocation policy) of all social impact securities. The members of the PSIIC have the following years of experience: Brent Newcomb–17 years, Matthew Ordway–19 years, Jerry Polacek–20 years, David Sifford–22 years, Gary P. Henson–31 years and P. Bradley Adams–37 years.

In addition, the Private Sustainable Infrastructure Impact Credit Committee, a related committee of the PSIIC, reviews, evaluates, approves and monitors directly originated social impact investments. The Private Sustainable Infrastructure Credit Committee is composed of David Sifford, Ed Russell, Vince Cubbage, Maneesh Jhunjhunwala, Matt Sallee and Stephen Pang.

Subject to the oversight of our Board of Directors and pursuant to the Advisory Agreement, the PSIIC is responsible for the day to day operations of the Fund, including executing investment decisions as well as managing and monitoring investments.

Set forth below is information regarding the PSIIC team of professionals primarily responsible for overseeing the day-to-day operations of the Fund.

Brent Newcomb, President – Ecofin

Mr. Newcomb is a member of the Executive Committee and serves as President of Ecofin Investments, LLC. He is a member of investment committees for various Ecofin investment strategies as well as the Ecofin Sustainable and Social Impact Term Fund and serves as executive liaison to the Ecofin Advisory Board.

From 2019 to 2020, he served as Chief Development Officer; from December 2017 to 2019, he served as Managing Director; and from December 2015 to December 2017, he served as Vice President of Strategic Ventures. Previously, Mr. Newcomb worked for GCM Grosvenor where he focused on portfolio management. Mr. Newcomb earned a Bachelor of Science degree in business administration from the University of Kansas and a Master of Business Administration degree from the University of Chicago Booth School of Business.

David Sifford, Managing Director – Social Impact

Mr. Sifford currently serves as Managing Director and Private Sustainable Infrastructure Team lead.

Mr. Sifford joined the firm in 2018 as a Managing Director on the Social Impact team. Prior to joining the firm, Mr. Sifford served as Vice President of the Education Investment Group at EPR Properties, pursuing the development and acquisition of education-based real estate across the country. Mr. Sifford holds an M.B.A in Finance and Strategy from Vanderbilt University and a B.A. in both Business Administration and Sports Science from the University of Richmond.

Gary P. Henson, President

Mr. Henson is an Executive Committee member and serves as President of TortoiseEcofin.

Mr. Henson joined TortoiseEcofin’s board in 2009 and formally began working at TortoiseEcofin in 2016. Mr. Henson was formerly the CIO for a family office as well as the CIO of Mariner Holdings and its affiliates. Mr. Henson has nearly 30 years of institutional money management experience at banks, insurance companies and foundations. In addition, he is Trustee of 1248 Holdings. He serves on the board of directors of TC Wealth Partners, a Chicago-based wealth management firm, and Shatterproof, a national organization committed to ending the stigma of addiction with a particular focus on the prescription pill crisis. He is also a board member of the National Association of Intercollegiate Athletics (NAIA) Champions of Character. Mr. Henson earned his Bachelor of Arts degree in business from Westminster College (Fulton, Mo.) and is a CFA® charterholder.

P. Bradley Adams, Managing Director – Financial Operations

Mr. Adams oversees fund financial operations. He is also the chief executive officer for the firm’s closed-end funds.

Previously, Mr. Adams served as a consultant to the financial services industry and was vice president of finance and operations, chief operating officer and director of Jones & Babson, Inc., an investment company distributor and service provider. Mr. Adams earned a Bachelor of Science degree in finance from the University of Wyoming and a Master of Business Administration degree from Rockhurst University (Kansas City, Mo.).

Additional information about PSIIC members’ compensation, other accounts managed by them and other information is provided in the SAI.

Jerry Polacek, Managing Director and Group Lead – Private Clean Energy and Infrastructure

Mr. Polacek co-founded the firm’s Clean Energy and Infrastructure business in September 2016 and serves as the managing director and group lead. He previously co-founded Energy & Infrastructure Capital LLC (EIC) in 2014 where he served as chief executive officer and chief investment officer until August 2016. Prior to forming EIC, Mr. Polacek was a managing director at GE Capital, Energy Financial Services (GE EFS) and held various leadership roles focused on private equity and credit investment in the global energy infrastructure sector. Mr. Polacek co-founded the GE EFS renewable energy group as head of portfolio management and also managed its energy technology venture capital portfolio. Mr. Polacek also worked at Morgan Stanley in its venture capital investment division as a controller and Ernst & Young as a senior auditor. Mr. Polacek graduated magna cum laude from Adelphi University with a Bachelor of Business Administration in accounting and holds a Master of Business Administration in finance and entrepreneurship with honors from Columbia University. He is a CFA® charterholder.

Matthew Ordway, Managing Director – Private Clean Energy and Infrastructure

Mr. Ordway joined Tortoise in 2016 and serves as a managing director on the private renewable team. Previously a co-founder, chief financial officer and chief operations officer of EIC from 2014 to 2016. Prior to forming EIC, Mr. Ordway served as chief financial officer at renewable energy developer Ridgeline Energy. He also held positions at First Wind and Babcock & Brown’s North American Infrastructure group. Formerly a senior vice president at GE Energy Financial Services, Mr. Ordway led a team responsible for making principal investments across the energy sector and managed a $1 billion energy and infrastructure sector portfolio. During his tenure with GE, Mr. Ordway also ran GE Corporate’s Six Sigma program where he became a certified Master Black Belt. Mr. Ordway also worked at Andersen Business Consulting and at International Paper Company. Mr. Ordway holds a Bachelor of Science in mathematics from Fairfield University, and a Bachelor of Science in mechanical engineering and Master of Business Administration from Columbia University.

Control Persons

A control person is any person who owns beneficially more than 25% of the Common Shares or who is otherwise deemed to “control” the Fund. Such person may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders. As of December 31, 2021, the Fund did not know of any person or entity who “controlled” the Fund.

Compensation and Expenses

Under the Advisory Agreement, we pay the Adviser quarterly, as compensation for the services rendered by it, a fee equal on an annual basis to 1.25% of our daily Managed Assets. The Adviser will pay the Sub-Adviser a fee on an annual basis of 1.05% of the daily Managed Assets allocated to the Sub-Adviser. We will not pay any direct fee to the Sub-Adviser. “Managed Assets” means total assets (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage and the aggregate liquidation preference of any outstanding preferred shares). The fees are payable for each calendar quarter within five days after the end of that quarter.

We bear all expenses not specifically assumed by our Adviser incurred in our operations and will bear the expenses of all future offerings. Expenses we bear include, but are not limited to, the following: (1) expenses of maintaining and continuing our existence and related overhead, including, to the extent services are provided by personnel of the Adviser or its affiliates, office space and facilities, training and benefits; (2) commissions, spreads, fees and other expenses connected with the acquisition, holding and disposition of securities and other investments, including placement and similar fees in connection with direct placements in which we participate; (3) auditing, accounting, tax and legal service expenses; (4) taxes and interest; (5) governmental fees; (6) expenses of listing our shares with a stock exchange and expenses of the issue, sale, repurchase and redemption (if any) of our shares; (7) expenses of registering and qualifying us and our securities under federal and state securities laws and of preparing and filing registration statements and amendments for such purposes; (8) expenses of communicating with stockholders, including website expenses and the expenses of preparing, printing and mailing press releases, reports and other notices to stockholders and of meetings of stockholders and proxy solicitations therefor; (9) expenses of reports to governmental officers and commissions; (10) insurance expenses; (11) association membership dues; (12) fees, expenses and disbursements of custodians and subcustodians for all services to us (including without limitation safekeeping of funds, securities and other investments, keeping of books, accounts and records and determination of net asset value); (13) fees, expenses and disbursements of transfer agents, distribution and interest paying agents, stockholder servicing agents, registrars and administrator for all services to us; compensation and expenses of our directors who are not members of the Adviser’s organization; (15) pricing, valuation and other consulting or analytical services employed in considering and valuing our actual or prospective investments; (16) all expenses incurred in connection with leveraging of our assets through a line of credit or other indebtedness, or issuing and maintaining notes or preferred stock; (17) all expenses incurred in connection with the organization of the Fund and any offerings of the Fund’s securities, including, without limitation, common shares and preferred shares and debt securities; (18) fees and expense incurred in connection with the Fund’s share repurchases pursuant to Rule 23c-3 under the 1940 Act; (19) such non-recurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims and our obligation to indemnify our directors, officers and stockholders with respect thereto; and (20) any management fee.

Duration and Termination

The initial advisory agreement was approved by our Board of Directors on February 12, 2018 and effective March 16, 2018. The basis for the Board of Directors’ initial approval of the initial advisory agreement was provided in our initial semi-annual report to common stockholders. The initial advisory agreement became effective as of the close of the initial offering. On January 1, 2020, Tortoise Credit Strategies, LLC (“TCS”), the former investment adviser of the Fund, was internally restructured and TCS’s social impact team became part of the Adviser, an entity under common control with TCS at that time. In connection with this restructuring, the Adviser replaced TCS as the investment adviser of the Fund and as a party to the investment advisory agreement with the Fund. The Adviser currently serves as the registered investment adviser to other registered closed-end funds on the TortoiseEcofin platform. The initial advisory agreement was renewed by our Board of Directors.

The Adviser has entered into a sub-advisory agreement (the “Sub-Advisory Agreement”) with the Sub-Adviser, pursuant to which the Adviser has delegated certain responsibilities for managing our investments to the Sub-Adviser, subject to the oversight of the Adviser and the Board. The Sub-Advisory Agreement was last renewed by our Board of Directors on December 6, 2021.

Unless terminated earlier as described below, each of the Advisory Agreement between the Fund and the Adviser and the Sub-Advisory Agreement between the Adviser and the Sub-Adviser will continue in effect through December 31, 2022 and will remain in effect from year to year thereafter if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and in either case, upon approval by a majority of our directors who are not interested persons or parties to the Advisory Agreement or Sub-Advisory Agreement. The basis for subsequent continuations of the Advisory Agreement and Sub-Advisory will be provided in annual or semi-annual reports to stockholders for the periods during which such continuations occur.

The Advisory Agreement and the Sub-Advisory Agreement each provides that it may be terminated by us at any time, without the payment of any penalty, by our Board of Directors or by the vote of the holders of a majority of the outstanding voting securities of the Fund on 60 days written notice to the Adviser or the Sub-Adviser, respectively. The Sub-Advisory Agreement also provides that it may be terminated by the Adviser on 60 days written notice to the Sub-Adviser. The Sub-Advisory Agreement provides that it will terminate automatically in the event of the termination of the Advisory Agreement. The Advisory Agreement provides that it may be terminated by the Adviser, at any time, without the payment of any penalty, upon 60 days written notice to the Fund. The Sub-Advisory Agreement provides that it may be terminated by the Sub-Adviser, at any time, without the payment of any penalty, upon 60 days written notice. Each of the Advisory Agreement and the Sub-Advisory Agreement also provides that it will automatically terminate in the event of an “assignment” (as defined in the 1940 Act).

PURCHASE OF COMMON SHARES

Common Shares

The Fund continuously offers only Class I Shares at this time. The Fund has been granted exemptive relief from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.

Buying Shares

Common Shares of the Fund are purchased at the next NAV per share calculated after your purchase order is received in good order by the Fund (as defined below). Common Shares may be purchased directly from the Fund or through the Distributor, a financial intermediary, including but not limited to, certain brokers, dealers, financial planners, financial advisors, banks, insurance companies, retirement, benefit and pension plans or certain packaged investment products.

Common Shares of the Fund have not been registered and are not offered for sale outside of the U.S.. The Fund generally does not sell shares to investors residing outside the U.S., even if they are U.S. citizens or lawful permanent residents, except to investors with U.S. military APO or FPO addresses or in certain other circumstances where the Fund concludes that such sale is appropriate and is not in contravention of U.S. law.

A service fee, currently $25, as well as any loss sustained by the Fund, will be deducted from a shareholder’s account for any purchases that do not clear. The Fund will not be responsible for any losses, liability, cost or expense resulting from rejecting any purchase order.

Minimum Investment

The minimum initial investment for the Common Shares is $2,500 per account and the minimum subsequent investment in the Fund per account is $100, except that the minimum investment may be modified or waived by the Fund or the Adviser. The Fund and the Distributor reserves the right to reject a purchase order for any reason. Your initial order will not be accepted until a completed account application (an “Account Application”) is received by the Fund or the transfer agent.

Distributor

Quasar Distributors, LLC (the “Distributor”) is located at 111 East Kilbourn Avenue, Milwaukee, WI 53202, and serves as distributor and principal underwriter to the Funds. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The Distributor acts as the distributor of the Common Shares on a best efforts basis, subject to various conditions, pursuant to the terms of a distribution agreement. The Distributor is not obligated to sell any specific amount of Common Shares of the Fund.

Common Shares of the Fund will be continuously offered through the Distributor. As discussed below, the Fund may authorize one or more intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf. The Common Shares will be offered at NAV per share calculated each regular business day. Please see “Determination of Net Asset Value.”

The Fund and the Distributor will have the sole right to accept orders to purchase Common Shares and reserve the right to reject any order in whole or in part.

No market currently exists for the Fund’s Common Shares. The Fund will not list its Common Shares for trading on any securities exchange. There is currently no secondary market for the Fund’s Common Shares and the Fund does not anticipate that a secondary market will develop for its Common Shares. Neither the Adviser nor the Distributor intends to make a market in the Fund’s Common Shares.

The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the Securities Act, as amended. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Director against certain liabilities under the Securities Act, as amended, and in connection with the services rendered to the Fund.

Purchases through Financial Intermediaries

For share purchases through a financial intermediary, you must follow the procedures established by your financial intermediary. Your financial intermediary is responsible for sending your purchase order and payment to the Fund’s transfer agent. Your financial intermediary holds the shares in your name and receives all confirmations of purchases and sales from the Fund. Your financial intermediary may charge for the services that it provides to you in connection with processing your transaction order or maintaining an account with them.

If you place an order for the Fund’s shares through a financial intermediary that is authorized by the Fund to receive purchase orders on its behalf (an “Authorized Intermediary”), your order will be processed at the applicable price next calculated after receipt by the Authorized Intermediary, consistent with applicable laws and regulations. Authorized Intermediaries are authorized to designate other Authorized Intermediaries to receive purchase orders on the Fund’s behalf.

If your financial intermediary is not an Authorized Intermediary, your order will be processed at the applicable price next calculated after the Fund’s transfer agent receives your order from your financial intermediary. Your financial intermediary must agree to send immediately available funds to the transfer agent in the amount of the purchase price in accordance with the transfer agent’s procedures. If payment is not received in a timely manner, as determined by the transfer agent, the transfer agent may rescind the transaction and your financial intermediary will be held liable for any resulting fees or losses. Financial intermediaries that are not Authorized Intermediaries may set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund.

For more information about your financial intermediary’s rules and procedures, and whether your financial intermediary is an Authorized Intermediary, you should contact your financial intermediary directly.

Servicing Arrangements

The Fund’s Common Shares may be available through broker-dealers, banks, trust companies, insurance companies and other financial firms that have entered into shareholder servicing arrangements with respect to the Fund. A financial firm is one that, in exchange for compensation, sells, among other products, registered investment company shares (including the shares offered in this prospectus) or provides services for registered investment company shareholders.

These financial firms provide varying investment products, programs, platforms and accounts, through which investors may purchase Common Shares of the Fund. Shareholder servicing arrangements typically include processing orders for shares, generating account and confirmation statements, sub-accounting, account maintenance, tax reporting, collecting and posting distributions to investor accounts and disbursing cash distributions as well as other investment or administrative services required for the particular firm’s products, programs, platform and accounts. These financial firms may impose additional or different conditions than the Fund on purchases of Common Shares. They may also independently establish and charge their customers or program participants transaction fees, account fees and other amounts in connection with purchases of Common

Shares in addition to any fees imposed by the Fund. These additional fees may vary and over time could increase the cost of an investment in the Fund and lower investment returns. Each financial firm is responsible for transmitting to its customers and program participants a schedule of any such fees and information regarding any additional or different conditions regarding purchases. Shareholders who are customers of these financial firms or participants in programs serviced by them should contact the financial firm for information regarding these fees and conditions.

TortoiseEcofin Securities, LLC (“TortoiseEcofin Securities”) is an affiliate. It has entered into a marketing agreement with the Adviser for the marketing of the Fund for which TortoiseEcofin Securities will be compensated.

Although the Fund may use Authorized Intermediaries that sell Fund Common Shares to effect transactions for the Fund’s portfolio, the Fund and the Adviser will not consider the sale of Fund Common Shares as a factor when choosing financial firms to effect those transactions.

Purchase Requests Must be Received in Good Order

Your share price will be based on the next NAV per share calculated after the transfer agent or an Authorized Intermediary receives your purchase request in good order. “Good order” means that your purchase request includes:

•	The name of the Fund;

•	The class of shares to be purchased;

•	The dollar amount of shares to be purchased;

•	Your Account Application or investment stub; and

•	A check payable to the name of the Fund or a wire transfer received by the Fund.

An Account Application or subsequent order to purchase Common Shares is subject to acceptance by the Fund and is not binding until so accepted. The Fund reserves the right to reject any Account Application or to reject any purchase order if, in its discretion, it is in the Fund’s best interest to do so. For example, a purchase order may be refused if it appears so large that it would disrupt the management of the Fund. Accounts opened by entities, such as credit unions, corporations, limited liability companies, partnerships or trusts, will require additional documentation. Please note that if any information listed above is missing, your Account Application will be returned and your account will not be opened.

Upon acceptance by the Fund, all purchase requests received in good order before the close of the NYSE (generally 4:00 p.m., Eastern time) will be processed at the applicable price next calculated after receipt. Purchase requests received after the close of the NYSE will be processed on the following business day and receive the next business day’s applicable price per share.

Purchase by Mail. To purchase Fund shares by mail, simply complete and sign the Account Application or investment stub and mail it, along with a check made payable to the Fund:

Regular Mail

Ecofin Tax-Advantaged Social Impact Fund, Inc.

c/o U.S. Bank Global Fund Services

P.O. Box 701 Milwaukee, WI 53201-0701

Overnight or Express Mail

Ecofin Tax-Advantaged Social Impact Fund, Inc.

c/o U.S. Bank Global Fund Services

615 East Michigan Street, 3rd Floor

Milwaukee, WI 53202

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposit in the mail or with such services, or receipt at a post office box, of purchase orders does not constitute receipt by the transfer agent. Receipt of purchase orders is determined as of the time the order is received at the transfer agent’s offices. All purchase checks must be in U.S. dollars drawn on a domestic financial institution. The Fund will not accept payment in cash or money orders. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares. The Fund is unable to accept post-dated checks or any conditional order or payment.

Purchase by Wire. If you are making your first investment in the Fund, the transfer agent must have a completed Account Application before you wire the funds. You can mail or use an overnight service to deliver your Account Application to the transfer agent at the above address. Upon receipt of your completed Account Application, the transfer agent will establish an account for you. Once your account has been established, you may instruct your bank to send the wire. Prior to sending the wire, please call the transfer agent at (855)-822-3863 to advise them of the wire and to ensure proper credit upon receipt. Your bank must include the name of the Fund, the class of shares, your name and your account number so that your wire can be correctly applied. Your bank should transmit immediately available funds by wire to:

Wire to: U.S. Bank, N.A.

ABA Number: 075000022

Credit: U.S. Bancorp Fund Services, LLC

Account: 112-952-137

Further Credit: Ecofin Tax-Advantaged Social Impact Fund, Inc.

[Class of shares to be purchased]

[Shareholder Name/Account Registration

[Shareholder Account Number]

Wired funds must be received prior to the close of the NYSE (generally 4:00 p.m., Eastern time) to be eligible for same day pricing. The Fund and the Fund’s custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Investing by Telephone. You may not make initial purchases of Fund shares by telephone. If you accepted telephone transactions on your Account Application or have been authorized to perform telephone transactions by subsequent arrangement in writing with the Fund and your account has been open for at least 7 business days, you may purchase additional shares by telephoning the Fund toll free at (855) 822-3863. This option allows investors to move money from their bank account to their Fund account upon request. Only bank accounts held at domestic financial institutions that are Automated Clearing House (“ACH”) members may be used for telephone transactions. The minimum telephone purchase amount is $100. If your order is received prior to the close of the NYSE (generally 4:00 p.m., Eastern time), shares will be purchased in your account at the applicable price determined on the day your order is placed. Shareholders may encounter higher than usual call waiting times during periods of high market activity. Please allow sufficient time to place your telephone transaction. The Fund is not responsible for delays due to communications or transmission outages or failure. Once a telephone transaction has been placed, it cannot be canceled or modified after the close of regular trading on the NYSE (generally 4:00 p.m., Eastern time).

Subsequent Investments. Subject to the minimum subsequent investment amounts described above, you may add to your account at any time by purchasing shares by mail, telephone or wire. You must call to notify the

Fund at (855)-822-3863 before wiring. An investment stub, which is attached to your individual account statement, should accompany any investments made through the mail. All subsequent purchase requests must include the Fund name and your shareholder account number. If you do not have the stub from your account statement, include your name, address, Fund name and account number on a separate piece of paper.

Automatic Investment Plan. For your convenience, the Fund offers an Automatic Investment Plan (“AIP”). Under the AIP, after your initial investment, you may authorize the Fund to automatically withdraw any amount of at least $100 that you wish to invest in the Fund, on a monthly or quarterly basis, from your personal checking or savings account. In order to participate in the AIP, your bank must be a member of the ACH network. If you wish to enroll in the AIP, the appropriate section in the Account Application must be completed. The Fund may terminate or modify this privilege at any time. You may terminate your participation in the AIP at any time by notifying the Transfer Agent five days prior to the next scheduled investment. A fee will be charged if your bank does not honor the AIP draft for any reason.

Payments to Financial Intermediaries

The Fund may pay shareholder service fees to intermediaries, such as banks, broker-dealers, financial advisors or other financial institutions, including affiliates of the Adviser, for sub-administration, sub-transfer agency, sub-accounting and other shareholder services associated with shareholders whose shares are held of record in omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.

The Adviser, out of its own resources and without additional cost to the Fund or its shareholders, may provide additional cash payments to intermediaries, including affiliates of the Adviser, for the sale of Fund shares and related services. These payments and compensation are in addition to shareholder service fees paid by the Fund, if any. Payments are generally made to intermediaries that provide shareholder servicing, marketing and related sales support or access to sales meetings, sales representatives and management representatives of the intermediary. Payments may also be paid to intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list or in other sales programs. Compensation may be paid as an expense reimbursement in cases in which the intermediary provides shareholder services to the Fund. The Adviser may also pay cash compensation in the form of finder’s fees that vary depending on the dollar amount of the shares sold.

Request for Multiple Copies of Shareholder Documents

To reduce expenses, it is intended that only one copy of the Fund’s prospectus and each annual and semi-annual report, when available, will be mailed to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents and your shares are held directly with the Fund, call the Fund at (855)-822-3863. You will receive the additional copy within 30 days after receipt of your request by the Fund. Alternatively, if your shares are held through a financial institution, please contact the financial institution directly.

PERIODIC REPURCHASE OFFERS

The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your Common Shares, makes periodic offers to repurchase Common Shares. No shareholder will have the right to require the Fund to repurchase its Common Shares, except as permitted by the Fund’s interval structure. No public market for the Common Shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Common Shares by the Fund, and then only on a limited basis. Shareholders have no rights to redeem their shares, other than limited rights of a shareholder’s descendants or estate to request a repurchase of shares in the event of such shareholder’s death. Such repurchase may be made in a manner consistent with the Fund’s interval structure or, at the Fund’s discretion, in such other manner permitted by the 1940 Act and the rules thereunder. Documentation for such repurchase request will be required as necessary to confirm the authority of the descendant or estate to make such request on behalf of the deceased shareholder. In addition, under certain circumstances, the Fund may, in its discretion, accept shares tendered by shareholders who own fewer than 100 shares and tender all of their shares for repurchase in a repurchase offer. In that case, these shares would be accepted before prorating the shares tendered by other shareholders.

Repurchase Offers

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Common Shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Common Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at NAV subject to approval of the Board.

The schedule requires the Fund to make repurchase offers every three months. As discussed below, the date on which the repurchase price for Common Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).

The date by which shareholders wishing to tender Common Shares for repurchase must respond to the repurchase offer typically falls approximately seven days before the Repurchase Pricing Date (defined below). When a repurchase offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each shareholder setting forth, among other things:

•	The percentage of outstanding Common Shares that the Fund is offering to repurchase and how the Fund will purchase Common Shares on a pro rata basis if the offer is oversubscribed.

•	The date on which a shareholder’s repurchase request is due.

•	The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”).

•	The date by which the Fund will pay to shareholders the proceeds from their Common Shares accepted for repurchase.

•	The NAV of the Common Shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.

•	The procedures by which shareholders may tender their Common Shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

•	The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the shareholder will be unable to liquidate Common Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to shareholders between one and three (3) business days after the Repurchase Pricing Date and such payment will occur no later than seven (7) calendar days after the Repurchase Pricing Date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed below under “Determination of Net Asset Value.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by visiting www.tortoiseecofin.com or calling the Fund’s transfer agent at (855) 822-3863.

The Fund does not currently expect to impose a repurchase fee.

Your financial adviser or other financial intermediary may charge service fees for handling Common Share repurchases. In such cases, there may be fees imposed by the intermediary on different terms (and subject to different exceptions) than those set forth above. Please consult your financial adviser or other financial intermediary for details.

Signature Guarantee

Repurchase proceeds will be sent to the address of record. The Transfer Agent may require a signature guarantee for certain requests. A signature guarantee assures that your signature is genuine and protects you from unauthorized account redemptions. Signature guarantees can be obtained from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program and the Securities Transfer Agents Medallion Program (“STAMP”), but not from a notary public. A signature guarantee, from either a Medallion program member or a non-Medallion program member, is required of each owner in the following situations:

•	If ownership is being changed on your account;

•	When repurchase proceeds are payable or sent to any person, address or bank account not on record;

•	When a repurchase request is received by the Transfer Agent and the account address has changed within the last 15 calendar days.

Non-financial transactions, including establishing or modifying the ability to purchase and redeem Fund shares by telephone and certain other services on an account, may require a signature guarantee, signature verification from a Signature Validation Program member, or other acceptable form of authentication from a financial institution source. In addition to the situations described above, each Fund and/or the Transfer Agent reserve(s) the right to require a signature guarantee or other acceptable signature verification in other instances based on the circumstances relative to the particular situation. The Fund reserves the right to waive any signature requirement at their discretion.

Suspension or Postponement of a Repurchase Offer

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Directors, including a majority of Directors who are not “interested persons” of the Fund, as defined in the 1940 Act. The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under Subchapter M of the Code; (2) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Common Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Directors set for each repurchase offer a maximum percentage of Common Shares that may be repurchased by the Fund, which is currently expected to be 5% of the Fund’s outstanding Common Shares. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Common Shares up to a maximum amount of 2% of the outstanding Common Shares of the Fund. If the Fund determines not to repurchase additional Common Shares beyond the repurchase offer amount, or if shareholders tender an amount of Common Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Common Shares tendered on a pro rata basis. Under certain circumstances, the Fund may, in its discretion, accept shares tendered by shareholders who own fewer than 100 shares and tender all of their shares for repurchase in the repurchase offer. In that case, these shares would be accepted before prorating the shares tendered by other shareholders.

If any Common Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Common Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Common Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Common Shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each Repurchase Offer Notice until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Common Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Common Shares so as to mitigate these effects.

Liquidity Requirements

From the time that the notification is sent to shareholders until the repurchase payment deadline, the Fund will ensure that a percentage of its net assets equal to at least 100% of the repurchase offer amount consists of assets: (i) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the repurchase payment deadline; or (ii) that mature by the repurchase payment deadline.

The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase policy and the liquidity requirements described in the previous paragraph.

The Fund intends to finance repurchase offers with cash on hand, cash raised through borrowings, or the liquidation of portfolio securities. There is some risk that the need to sell portfolio securities to fund repurchase offers may affect the market for those portfolio securities. In turn, this could diminish the Fund’s NAV.

Redemption of Senior Securities

In order to permit the Fund to repurchase Common Shares, the borrowing or other indebtedness issued by the Fund, as well as the terms of any Preferred Shares, must either mature by the next Repurchase Request Deadline or provide for their redemption, call or repayment by the next Repurchase Request Deadline without penalty or premium. Although the Fund ordinarily does not expect to redeem any senior security, including Preferred Shares, it may be required to redeem such securities if, for example, the Fund does not meet an asset coverage ratio required by law or correct a failure to meet a rating agency guideline in a timely manner.

PRIVACY NOTICE

The Fund collects only relevant information about you that the law allows or requires it to have in order to conduct its business and properly service you. The Fund collects financial and personal information about you (“Personal Information”) directly (e.g., information on account applications and other forms, such as your name, address, and social security number, and information provided to access account information or conduct account transactions online, such as password, account number, e-mail address, and alternate telephone number), and indirectly (e.g., information about your transactions with us, such as transaction amounts, account balance and account holdings).

The Fund does not disclose any non-public personal information about its shareholders or former shareholders other than for everyday business purposes such as to process a transaction, service an account, respond to court orders and legal investigations or as otherwise permitted by law. Third parties that may receive this information include companies that provide transfer agency, technology and administrative services to the Fund, as well as the Fund’s investment adviser who is an affiliate of the Fund. If you maintain a retirement/educational custodial account directly with the Fund, we may also disclose your Personal Information to the custodian for that account for shareholder servicing purposes. The Fund limits access to your Personal Information provided to unaffiliated third parties to information necessary to carry out their assigned responsibilities to the Fund. All shareholder records will be disposed of in accordance with applicable law. The Fund maintains physical, electronic and procedural safeguards to protect your Personal Information and requires its third party service providers with access to such information to treat your Personal Information with the same high degree of confidentiality.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank, credit union or trust company, the privacy policy of your financial intermediary governs how your non-public personal information is shared with unaffiliated third parties.

DETERMINATION OF NET ASSET VALUE

The price of the Fund’s Common Shares is based on the NAV. The NAV of the Common Shares is calculated by dividing the total assets of the class, less the liabilities of the class, by the number of shares outstanding of the class. The Fund’s NAV is calculated at the close of regular trading of the NYSE, which is generally 4:00 p.m., Eastern time. The NAV will not be calculated nor may investors purchase or redeem Fund shares on days that the NYSE is closed for trading, even though certain Fund securities (i.e., foreign or debt securities) may trade on days the NYSE is closed, and such trading may materially affect the NAV of the Fund’s Common Shares.

The Fund’s assets are generally valued at their market price using valuations provided by independent pricing services. When market quotations are not readily available, a security or other asset is valued at its fair value as determined under fair value pricing procedures approved by the Board of Directors. These fair value pricing procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Adviser to believe that a security’s last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Fund is accurately priced. The Board of Directors will regularly evaluate whether the Fund’s fair value pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through the application of such procedures by the Fund’s valuation committee.

When fair value pricing is employed, security prices that the Fund uses to calculate its NAV may differ from quoted or published prices for the same securities. Due to the subjective and variable nature of fair value pricing, it is possible that the fair value determined for a particular security may be materially different (higher or lower) than the price of the security quoted or published by others, the value when trading resumes, and/or the value realized upon the security’s sale. Therefore, if a shareholder purchases or redeems Fund shares when the Fund holds securities priced at a fair value, the number of shares purchased or redeemed may be higher or lower than it would be if the Fund were using market value pricing.

Certain foreign securities may be valued at intraday market values in such foreign markets. Additionally, in the case of foreign securities, the occurrence of certain events (such as a significant surge or decline in the U.S. or other markets) after the close of foreign markets, but prior to the time the Fund’s NAV is calculated will often result in an adjustment to the trading prices of foreign securities when foreign markets open on the following business day. If such events occur, the Fund will value foreign securities at fair value, taking into account such events, in calculating the NAV. In such cases, use of fair value pricing can reduce an investor’s ability to profit by estimating each affected Fund’s NAV in advance of the time the NAV is calculated. The Fund’s investments in smaller or medium capitalization companies and certain debt securities are more likely to require a fair value determination because they may be more thinly traded and less liquid than securities of larger companies. It is anticipated that the Fund’s portfolio holdings will be fair valued only if market quotations for those holdings are unavailable or considered unreliable.

DISTRIBUTIONS

Distributions from the Fund’s net investment income are accrued and declared daily and distributed on a quarterly basis. In addition, we intend to distribute capital gains realized, if any, at least annually. For federal income tax purposes, we are required to distribute substantially all of our net investment income and tax-exempt income (reduced by certain disallowed expenses) each year both to avoid federal income tax and excise tax. If our ability to make distributions on our common stock is limited, such limitations could, under certain circumstances, impair our ability to maintain our qualification for taxation as a RIC, which would have adverse consequences for our stockholders. See “Tax Considerations.” The Fund’s distribution history is available on the Fund’s website.

Various factors will affect the level of our income, such as our asset mix, security mix and covered call option overlay strategy. If a stockholder’s shares are registered directly with us or with a brokerage firm that participates in our DRIP, distributions will be automatically reinvested in additional common stock under the DRIP unless a stockholder elects to receive distributions in cash. If a stockholder elects to receive distributions in cash, payment will be made by check. See “Automatic Dividend Reinvestment Plan.”

AUTOMATIC DIVIDEND REINVESTMENT PLAN

Pursuant to the Plan, all Common Shareholders will have all distributions, including dividends, capital gains or return of capital, reinvested automatically in additional Common Shares by USBGFS, as agent for the Common Shareholders (the “Plan Agent”), unless the shareholder elects to receive cash. An election to receive cash may be revoked or reinstated at the option of the shareholder. You may change your election by writing or calling the Transfer Agent at least five days prior to the record date of the next distribution. If you elect to receive dividends by check and the post office cannot deliver the check, or if the check remains uncashed for six months, the Fund reserves the right to reinvest the distribution check in your Fund account at the then current NAV per share and to reinvest all subsequent distributions in shares of a Fund. In the case of record shareholders such as banks, brokers or other nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record shareholder as representing the total amount registered in such shareholder’s name and held for the account of beneficial owners who are to participate in the Plan. Shareholders whose shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such shareholders may not be able to transfer their shares to another bank or broker and continue to participate in the Plan.

Common Shares received under the Plan will be issued to you at their NAV on the payment date; there is no sales or other charge for reinvestment. You are free to withdraw from the Plan and elect to receive dividends and distributions in cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund prior to the payment date of the distribution to be effective for that distribution or capital gain distribution.

The Plan Agent provides written confirmation of all transactions in the shareholder accounts in the Plan, including information you may need for tax records. Any proxy you receive will include all Common Shares you have received under the Plan.

Automatically reinvested distributions are taxed in the same manner as cash distributions. See “Tax Considerations.”

The Fund and the Plan Agent reserve the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained from the Plan Agent. The Plan Agent may be contacted at (855) 822-3863 or by mail at 615 East Michigan Street, Milwaukee, WI 53202.

DESCRIPTION OF SECURITIES

The information contained under this heading is only a summary and is subject to the provisions contained in our Charter and Bylaws and the laws of the State of Maryland.

Common Stock

General. Our Charter authorizes us to issue up to 1,000,000,000 shares of common stock, $0.001 par value per share, all of which is currently classified as Institutional Class I Common Shares (“Common Shares” or “Class I Shares”). The Board of Directors may, without any action by the stockholders, amend our Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue under our Charter and the 1940 Act. In addition, our Charter authorizes our Board of Directors, without any action by our stockholders, to classify and reclassify any unissued common stock and preferred stock into other classes or series of stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. Although we have no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control of us that might otherwise be in the stockholders’ best interests. Under Maryland law, stockholders generally are not liable for our debts or obligations.

All common stock offered pursuant to this prospectus will be, upon issuance, duly authorized, fully paid and nonassessable. All outstanding common stock offered pursuant to this prospectus will be of the same class and will have identical rights, as described below. Holders of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. All shares of common stock have equal distribution, liquidation and other rights. The Fund may offer multiple classes of common stock, which may be subject to differing fees and expenses. Distributions may vary among the classes as a result of the different fee structure of the classes.

As of December 31, 2021, the following shares of the Fund were authorized for registration and outstanding.

	(1) Amount Authorized	(2) Amount Held by the Fund for its Account	(3) Amount Outstanding Exclusive of Amount Shown under (2)
Common Shares	1,000,000,000	0	21,168,010
Preferred Stock	1,000,000,000	0	0

Limitations on Distributions. Holders of shares of common stock are entitled to receive distributions only when authorized by the Board of Directors and declared by us out of assets legally available for the payment of distributions. Distributions so declared and payable will be paid to the extent permitted under Maryland law. In addition, if any shares of preferred stock are outstanding, holders of shares of common stock will not be entitled to receive any distributions from us unless we have paid all accumulated distributions on preferred stock and unless asset coverage (as defined in the 1940 Act) with respect to preferred stock would be at least 200% after giving effect to such distributions. See “Leverage.”

If any senior securities representing indebtedness are outstanding, holders of shares of common stock will not be entitled to receive any distributions from us unless we have paid all accrued interest on such senior indebtedness and unless asset coverage (as defined in the 1940 Act) with respect to any outstanding senior indebtedness would be at least 300% after giving effect to such distributions.

Liquidation Rights. Common stockholders are entitled to share ratably in the assets legally available for distribution to stockholders in the event of liquidation, dissolution or winding up, after payment of or adequate provision for all known debts and liabilities, including any outstanding debt securities or other borrowings and any interest accrued thereon. These rights are subject to the preferential rights of any other class or series of our stock, including any preferred stock. The rights of common stockholders upon liquidation, dissolution or winding up would be subordinated to the rights of holders of any preferred stock or senior securities representing indebtedness.

Voting Rights. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Our Charter provides that, in the event that the Board of Directors determines that any matter affects only one or more classes of common stock, only the holders of the affected classes will be entitled to vote on the matter. The presence of the holders of shares of stock entitled to cast a majority of the votes entitled to be cast (without regard to class) will constitute a quorum at a meeting of stockholders.

As permitted by Maryland law, our Bylaws provide that we are not required to hold an annual meeting of stockholders in any year in which the election of directors is not required under the 1940 Act and we do not intend to hold regular annual meetings of stockholders. Accordingly, directors will be elected to serve indefinite terms between annual meetings of stockholders. In the event that we are required to hold an annual or special meeting of stockholders for the purpose of electing one or more directors, our Charter provides that, except as otherwise provided in the Bylaws, directors will be elected by the affirmative vote of the holders of a majority of the shares of stock outstanding and entitled to vote thereon. The Bylaws provide that directors are elected by a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present. There is no cumulative voting in the election of directors. Consequently, at any annual or special meeting of stockholders, the holders of a majority of the outstanding shares of stock entitled to vote will be able to elect all of the directors who are up for election at the meeting. Pursuant to the 1940 Act, holders of preferred stock will have the right to elect two directors at all times. Pursuant to our Charter and Bylaws, the Board of Directors may amend the Bylaws to alter the vote required to elect directors.

Preferred Stock

General. Our Charter authorizes the issuance of up to 1,000,000,000 shares of preferred stock, $0.001 par value per share, with preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption as determined by the Board of Directors.

Our Board of Directors may, without any action by our stockholders, amend our Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue under our Charter and under the 1940 Act. In addition, our Charter authorizes the Board of Directors, without any action by the stockholders, to classify and reclassify any unissued preferred stock into other classes or series of stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series.

Distributions. Holders of any preferred stock will be entitled to receive cash distributions, when, as and if authorized by the Board of Directors and declared by us, out of funds legally available therefor. The prospectus for any preferred stock will describe the distribution payment provisions for those shares. Distributions so declared and payable will be paid to the extent permitted under Maryland law and to the extent available and in preference to and priority over any distribution declared and payable on the common stock.

Limitations on Distributions. If we have senior securities representing indebtedness outstanding, holders of preferred stock will not be entitled to receive any distributions from us unless asset coverage (as defined in the 1940 Act) with respect to outstanding debt securities and preferred stock would be at least 200% after giving effect to such distributions. See “Leverage.”

Liquidation Rights. In the event of any voluntary or our involuntary liquidation, dissolution or winding up, the holders of preferred stock would be entitled to receive a preferential liquidating distribution, which is expected to equal the original purchase price per share plus accumulated and unpaid distributions, whether or not declared, before any distribution of assets is made to holders of common stock. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of preferred stock will not be entitled to any further participation in any distribution of our assets. Preferred stock ranks junior to our debt securities upon liquidation, dissolution or winding up.

Voting Rights. Except as otherwise indicated in our Charter or Bylaws, or as otherwise required by applicable law, holders of any preferred stock will have one vote per share and vote together with holders of common stock as a single class.

The 1940 Act requires that the holders of any preferred stock, voting separately as a single class, have the right to elect at least two directors at all times. The remaining directors will be elected by holders of common stock and preferred stock, voting together as a single class. In addition, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, the holders of any shares of preferred stock have the right to elect a majority of the directors at any time two years’ accumulated distributions on any preferred stock are unpaid. The 1940 Act also requires that, in addition to any approval by stockholders that might otherwise be required, the approval of the holders of a majority of shares of any outstanding preferred stock, voting separately as a class, would be required to (1) adopt any plan of reorganization that would adversely affect the preferred stock, and (2) take any action requiring a vote of security holders under Section 13(a) of the 1940 Act, including, among other things, changes in our subclassification as a closed-end investment company or changes in our fundamental investment restrictions. See “Certain Provisions in Our Charter and Bylaws.” As a result of these voting rights, our ability to take any such actions may be impeded to the extent that any shares of our preferred stock are outstanding.

The affirmative vote of the holders of a majority of any outstanding preferred stock, voting as a separate class, generally will be required to amend, alter or repeal any of the preferences, rights or powers of holders of preferred stock so as to affect materially and adversely such preferences, rights or powers. The class vote of holders of preferred stock described above will in each case be in addition to any other vote required to authorize the action in question.

CERTAIN PROVISIONS IN OUR CHARTER AND BYLAWS

The following description of certain provisions of our Charter and Bylaws is only a summary. For a complete description, please refer to our Charter and Bylaws, which have been filed as exhibits to our registration statement on Form N-2, of which this prospectus forms a part.

Our Charter and Bylaws include provisions that could delay, defer or prevent other entities or persons from acquiring control of us, causing us to engage in certain transactions or modifying our structure. Furthermore, these provisions can have the effect of depriving stockholders of the opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us. These provisions, all of which are summarized below, may be regarded as “anti-takeover” provisions.

Board of Directors; Election of Directors

Our Charter provides that the number of directors may be established only by the Board of Directors pursuant to the Bylaws, but may not be less than one. The Bylaws provide that the number of directors may not be greater than fifteen. Subject to any applicable limitations of the 1940 Act, any vacancy may be filled by the directors in the manner provided in the Bylaws. The Bylaws provide that the Directors of the Fund who are not interested persons, as such term is defined in Section 2(a)(19) of the 1940 Act, shall select and nominate any other disinterested Director of the Fund. As permitted by Maryland law, our Bylaws provide that the Fund is not required to hold an annual meeting of stockholders in any year in which the election of directors is not required under the 1940 Act and the Fund does not intend to hold regular annual meetings of stockholders. Accordingly, directors will be elected to serve indefinite terms between annual meetings of stockholders.

Removal of Directors

Our Charter provides that, subject to the rights of holders of one or more classes of preferred stock, a director may be removed only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the Board of Directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for stockholder approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions described below, our Charter provides for approval of Charter amendments by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter provides that (1) our liquidation or dissolution, or any merger, consolidation, share exchange or sale or exchange of all or substantially all of our assets that requires the approval of our stockholders under the Maryland General Corporation Law, (2) certain transactions between us and any person or group of persons acting together and any person controlling, controlled by or under common control with any such person or member of such group, that may exercise or direct the exercise of 10% or more of our voting power in the election of directors, (3) any amendment to our charter that would convert us from a closed-end investment company to an open-end investment company or otherwise make our common stock a redeemable security and (4) any amendment to certain provisions of our charter, including the provisions relating to the number, qualifications, election and removal of directors, requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. If such a proposal is approved by at least two-thirds of our Continuing Directors (defined below), in addition to approval by the full Board, such proposal may be approved by the stockholders entitled to cast a majority of the votes entitled to be cast on such matter or, in the case of transactions with a group described above, by the vote, if any, of the stockholders required by applicable law. The “Continuing Directors”

are defined in our Charter as (1) our current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of Continuing Directors then on the Board and (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the Continuing Directors then in office. This provision could make it more difficult for certain extraordinary transactions to be approved if they are opposed by the Continuing Directors and discourage proxy contests for control of the Board by persons wishing to cause such transactions to take place.

Our Charter and Bylaws provide that the Board of Directors has the exclusive power to make, alter, amend or repeal any provision of our Bylaws.

Stockholder-Requested Special Meetings

Our Bylaws provide that special meetings of stockholders may be called by the Board of Directors and certain of our officers. In addition, our Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the Fund upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Action by Stockholders

Under Maryland law, stockholder action can be taken only at an annual or special meeting of stockholders or, unless the charter provides for stockholder action by less than unanimous written consent (which is not the case for our Charter), by unanimous written consent in lieu of a meeting.

Certain Provisions of the Maryland General Corporation Law

The Maryland Business Combination Act prohibits certain business combinations, subject to exceptions and limitations, between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding shares of stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, the common stockholders receive a minimum price, as defined in the statute, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock. The Maryland Business Combination Act does not apply to a corporation registered under the 1940 Act as a closed-end investment company, such as the Fund, unless the board of directors adopts a resolution to be subject to the statute. The Board of Directors has not adopted a resolution electing to be subject to the Maryland Business Combination Act.

The Maryland Control Share Acquisition Act provides that, subject to certain exceptions, holders of “control shares” (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also directors of our company. The Maryland Control Share Acquisition Act does not apply to a corporation registered under the 1940 Act as a closed-end investment company, such as the Fund, unless the board of directors adopts a resolution to be subject to the statute. The Board of Directors has not adopted a resolution electing to be subject to the Maryland Control Share Acquisition Act.

TAX CONSIDERATIONS

The discussion below and certain disclosure in the SAI provide a brief summary of certain U.S. federal income tax considerations affecting the Fund and the purchase, ownership and disposition of Common Shares of the Fund. Unless otherwise noted, the following discussion applies only to U.S. shareholders that hold the Common Shares as capital assets. For these purposes, a U.S. shareholder is an individual who is a citizen or resident of the U.S., a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in Common Shares. This discussion is based upon provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including, without limitation, if you are a dealer in securities or currencies, a financial institution, an insurance company, a partnership or other pass-through entity for U.S. federal income tax purposes, a real estate investment trust, a tax-exempt organization, a U.S. shareholder whose “functional currency” is not the U.S. dollar, a trader in securities that has elected the mark-to-market method of accounting for your securities, a person liable for alternative minimum tax, a non-U.S. shareholder, or a person holding Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or a straddle.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase of Common Shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of Common Shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Taxation of the Fund

The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code, and intends to satisfy conditions which will enable interest income from municipal securities, which is exempt from federal income tax in the hands of the Fund, to qualify as exempt-interest dividends when distributed to Common Shareholders. To qualify under Subchapter M for the favorable tax treatment accorded to RICs, the Fund must, among other things: (1) distribute to its shareholders in each taxable year at least 90% of the sum of its investment company taxable income (generally, its ordinary income and the excess of any net short-term capital gain over net long-term capital loss) and its tax-exempt income (reduced by certain disallowed expenses); (2) derive in each taxable year at least 90% of its gross income from: (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (3) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities, with these other securities limited, with respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships. As long as the Fund qualifies as a RIC, the Fund generally will not be subject to federal income tax on its investment company taxable income and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders. The Fund intends to distribute to its shareholders substantially all of its investment company taxable income and net capital gain.

A RIC that fails to distribute, by the close of each calendar year, an amount at least equal to the sum of 98% of its ordinary taxable income (not taking into account any capital gain or loss) for such calendar year and 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period generally ending on October 31 of such calendar year, plus any shortfalls from any prior year’s required distribution, is liable for a nondeductible 4% excise tax on the portion of the undistributed amounts of such income that are less than the required percentages of such distributions. For these purposes, the Fund will be deemed to have distributed any income on which it paid federal income tax.

Taxation of Common Shareholders

The Fund intends to qualify to pay “exempt-interest dividends,” as defined under the Code, to its Common Shareholders. If, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of state or local obligations described in Section 103(a) of the Code, the Fund will qualify to pay exempt-interest dividends to its Common Shareholders. An exempt-interest dividend is any dividend or part thereof (other than a capital gain dividend) paid by the Fund that is attributable to tax-exempt interest on municipal securities and that is so reported by the Fund to its shareholders. The Fund may make investments that generate income that is subject to federal income tax, including derivative instruments whose value relates to municipal securities. The Fund will not be eligible to pay exempt-interest dividends with respect to income it derives from such investments. Exempt-interest dividends will be exempt from federal income tax, subject to the possible application of the federal alternative minimum tax, as discussed below.

Distributions to Common Shareholders by the Fund of ordinary income other than tax-exempt interest (including “market discount” realized by the Fund on the sale of municipal securities), and of net short-term capital gains, if any, realized by the Fund, will be taxable to Common Shareholders as ordinary income to the extent that such distributions are paid out of the Fund’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions, if any, of net capital gains (including gains realized by the Fund on the sale of municipal securities) that are properly reported by the Fund as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the Common Shareholder has owned Common Shares of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Common Shareholder as a return of capital which is applied against and reduces the Common Shareholder’s basis in his or her Common Shares. A return of capital is a return to investors of a portion of their original investment in the Fund. To the extent that the amount of any such distribution exceeds the Common Shareholder’s basis in his or her shares, the excess will be treated by the Common Shareholder as gain from a sale or exchange of the Common Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate shareholders.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Common Shares of the Fund pursuant to the Plan. Common Shareholders receiving distributions in the form of additional Common Shares of the Fund will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to Common Shareholders of record on a specified date in one of those months, and paid during the following January, will be treated as having been distributed by the Fund (and received by Common Shareholders) on December 31 of the year in which declared.

A portion of the Fund’s expenditures that would otherwise be deductible may not be allowed as deductions by reason of the Fund’s investment in municipal securities. Such disallowed portion will generally be the same percentage of the Fund’s aggregate expenses as the percentage of the Fund’s aggregate income (other than capital gain income) that constitutes exempt-interest income from municipal securities. A similar disallowance rule also applies to interest expense paid or incurred by the Fund, if any. Such disallowed deductions, if any, will reduce the amount that the Fund can report as exempt-interest dividends by the disallowed amount. As a result, income distributions by the Fund in excess of the amount of the Fund’s exempt-interest dividends may be taxable as ordinary income.

In general, the sale, exchange or other disposition of Common Shares (except pursuant to a repurchase by the Fund, as discussed below) will result in capital gain or loss to Common Shareholders. A Common Shareholder’s gain or loss generally will be a long-term gain or loss if the Common Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation. Losses realized by a Common Shareholder on the sale, exchange or other disposition of Common Shares held for six months or less are disallowed to the extent of any distribution of exempt-interest dividends received with respect to such Common Shares and, if not disallowed, such losses are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains, as discussed under “Taxes—Distributions” in the SAI) with respect to such Common Shares. In addition, no loss will be allowed on the sale, exchange or other disposition of Common Shares if the owner acquires (including pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Common Shares within 30 days before or after the disposition. In such case, the basis of the securities acquired will be adjusted to reflect the disallowed loss.

The Fund intends to make quarterly offers to repurchase its outstanding Common Shares. Shareholders who tender all Common Shares held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its Common Shares or fewer than all Common Shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its Common Shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their Common Shares or fewer than all of whose Common Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund.

Federal law imposes an alternative minimum tax with respect to individuals. Interest on certain municipal securities, such as bonds issued to make certain loans for housing purposes or to private entities (but not to certain tax-exempt organizations such as universities and non-profit hospitals) is included as an item of tax preference in determining the amount of a taxpayer’s alternative minimum taxable income. To the extent that the Fund receives income from municipal securities subject to the federal alternative minimum tax, a portion of the dividends paid by the Fund, although otherwise exempt from federal income tax, will be taxable to Common Shareholders to the extent that their tax liability will be determined under the alternative minimum tax. The Fund will annually supply Common Shareholders with a report indicating the percentage of the Fund’s income attributable to municipal securities subject to the federal alternative minimum tax.

Because the Fund may invest in private activity bonds, the interest on which is not exempt from U.S. federal income tax for investors who are “substantial users” of the facilities financed by such bonds or “related persons” of such “substantial users,” the Fund may not be an appropriate investment for Common Shareholders who are considered either a “substantial user” or a “related person” within the meaning of the Code. Prospective investors should consult their own tax advisors on whether they would constitute “substantial users” or “related persons” before investing in the Fund.

Tax-exempt income, including exempt-interest dividends paid by the Fund, is taken into account in calculating the amount of social security and railroad retirement benefits that may be subject to U.S. federal income tax.

The Code provides that interest on indebtedness incurred or continued to purchase or carry assets such as Common Shares of the Fund is not deductible. Under rules used for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Common Shares may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Common Shares.

The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

The Code provides that every Common Shareholder required to file a tax return must include for information purposes on such tax return the amount of exempt-interest dividends received from the Fund during the taxable year.

ADMINISTRATOR, CUSTODIAN AND FUND ACCOUNTANT

USBGFS serves as our administrator and provide certain back-office support such as oversight and supervision of the payment of expenses and preparation of financial statements and related schedules. USBGFS receives a fee based on the daily net assets of the Fund, subject to an annual minimum.

U.S. Bank serves as our custodian.

USBGFS serves as our fund accountant.

LEGAL MATTERS

Certain legal matters in connection with the Common Shares have been passed upon for the Fund by Venable, LLP, Baltimore, Maryland. Simpson Thacher & Bartlett LLP, Washington, DC, acts as fund counsel to the Fund.

Ecofin Tax-Advantaged Social Impact Fund, Inc.

INSTITUTIONAL CLASS SHARES

PROSPECTUS

January 26, 2022

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

Statement of

Additional Information

January 26, 2022

Ecofin

Tax-Advantaged Social Impact Fund, Inc.

Institutional Class Shares – TSIFX

ECOFIN TAX-ADVANTAGED SOCIAL IMPACT FUND, INC.

STATEMENT OF ADDITIONAL INFORMATION

Ecofin Tax-Advantaged Social Impact Fund, Inc., a Maryland corporation (the “Fund,” “we,” “us,” or “our”), is a non-diversified, closed-end management investment company that continuously offers Institutional Class I Common Shares (the “Common Shares” or “Class I Shares”) and is operated as an “interval fund.”

This statement of additional information relates to an offering of our common stock and does not constitute a prospectus, but should be read in conjunction with our prospectus relating thereto dated January 26, 2022. This statement of additional information does not include all information that a prospective investor should consider before purchasing any of our common stock. You should obtain and read our prospectus prior to purchasing any of our common stock. A copy of our prospectus may be obtained without charge from us by calling toll-free at (866) 362-9331. You also may obtain a copy of our prospectus on the SEC’s web site (http://www.sec.gov). Capitalized terms used but not defined in this statement of additional information have the meanings ascribed to them in the prospectus.

This statement of additional information is dated January 26, 2022.

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INVESTMENT LIMITATIONS

This section supplements the disclosure in the prospectus and provides additional information on our investment limitations. Investment limitations identified as fundamental may be changed only with the approval of the holders of a majority of our outstanding voting securities.

Investment limitations stated as a maximum percentage of our assets are applied only immediately after, and because of, an investment or a transaction by us to which the limitation is applicable (other than the limitations on borrowing). Accordingly, any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether the investment complies with our investment limitations. All limitations are based on a percentage of our total assets (including assets obtained through leverage).

Fundamental Investment Limitations

The following are our fundamental investment limitations set forth in their entirety. We may not:

(1)	issue senior securities or borrow money to purchase additional securities, except as permitted by the 1940 Act and the rules and interpretive positions of the SEC thereunder;

(2)	borrow money, except as permitted by the 1940 Act and the rules and interpretive positions of the SEC thereunder;

(3)

make loans, except by the purchase of debt obligations, by entering into repurchase agreements or through the lending of portfolio securities and as otherwise permitted by the 1940 Act and the rules and interpretive positions of the SEC thereunder;

(4)

concentrate (invest 25% or more of our total assets) our investments in any particular industry or group of industries (securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry), except that the Fund will concentrate in securities of issuers in the education industry and will also concentrate in securities of issuers in the healthcare industry;

(5)

underwrite securities issued by others, except to the extent that we may be considered an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), in the disposition of restricted securities held in our portfolio;

(6)

purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, except that we may invest in securities or other instruments backed by real estate or securities of companies that invest in real estate or interests therein (including real estate investment trusts); and

(7)

purchase or sell physical commodities unless acquired as a result of the ownership of securities or other instruments, except that we may purchase or sell options and futures contracts or invest in securities or other instruments backed by physical commodities.

With respect to the limitation regarding the issuance of senior securities set forth in subparagraph (1) above, “senior securities” are defined as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of distributions.

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The ability of a closed-end fund to issue senior securities is severely circumscribed by complex regulatory constraints under the 1940 Act that restrict, for instance, the amount, timing and form of senior securities that may be issued. Certain portfolio management techniques, such as credit default swaps, the purchase of securities on margin, short sales or the writing of puts on portfolio securities, may be considered senior securities unless appropriate steps are taken to segregate the Fund’s assets or otherwise cover its obligations. To the extent the Fund covers its commitment under these transactions, including by the segregation of liquid assets, equal in value to the amount of the Fund’s commitment, such instrument will not be considered a “senior security” by the Fund and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by the Fund.

Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

Section 18(a) of the 1940 Act requires certain actions by the Fund if its asset coverage falls below certain levels. Under the 1940 Act, the Fund is not permitted to issue preferred stock unless immediately after such issuance the value of the Fund’s total assets, less all liabilities and indebtedness of the Fund other than senior securities, is at least 200% of the liquidation value of the outstanding preferred stock (i.e., the liquidation value may not exceed 50% of the Fund’s total assets less all liabilities and indebtedness of the Fund other than senior securities). In addition, the Fund is not permitted to declare any cash distributions or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s total assets is at least 200% of the liquidation value of its outstanding preferred stock plus its outstanding liabilities and indebtedness. If preferred stock is issued, the Fund intends, to the extent possible, to purchase or redeem preferred stock from time to time to the extent necessary in order to maintain coverage of any preferred stock of at least 200%.

The 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act.

With respect to the limitation regarding making loans to other persons set forth in subparagraph (3) above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.

With respect to the limitation regarding concentration in subparagraph (4) above, the education industry is comprised of securities issued for the construction, improvement, maintenance or acquisition of PreK-12 (including traditional district public schools, charter public schools, private schools, religiously affiliated schools, early education schools, special needs schools, and student housing), post-secondary (public colleges and universities, job training institutions, vocational and technical schools), community/junior colleges, small private colleges and universities, and/or student housing associated with any PreK-12 or post-secondary. The healthcare industry is comprised of securities issued for the construction, improvement, maintenance or acquisition of senior care and housing, hospitals/medical care providers (including rehab, psychiatric, substance-abuse, and behavioral healthcare) and long-term care facilities (including the entire continuum from independent living to assisted living to skilled nursing, palliative care and hospice).

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With respect to the limitation regarding underwriting the securities of other issuers set forth in subparagraph (5) above, a technical provision of the Securities Act deems certain persons to be “underwriters” if they purchase a security from an issuer and later sell it to the public. Although it is not believed that the application of this Securities Act provision would cause a fund to be engaged in the business of underwriting, the policy set forth in subparagraph (5) will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act. Under the Securities Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus.

When used with respect to particular shares of the Fund, “majority of the outstanding” means (i) 67% or more of the shares present at a meeting of shareholders, if the holders of more than 50% of the shares are present or represented by proxy or (ii) more than 50% of the shares, whichever is less. Except for the fundamental policies disclosed above and the Fund’s fundamental policy regarding its repurchase offers below, all other policies of the Fund disclosed herein and in the Fund’s prospectus are non-fundamental policies which may be changed by the board of directors of the Fund without shareholder approval.

All other investment policies, except with respect to the Fund’s repurchase offers described below, are considered non-fundamental and may be changed by our Board of Directors (the “Board of Directors” or the “Board”) without prior approval of our outstanding voting securities.

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REPURCHASE OFFER FUNDAMENTAL POLICY

In addition, the Fund has adopted the following fundamental policies with respect to repurchase offers that may be changed only with approval of a majority of the Fund’s outstanding voting securities:

(1)	The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.

(2)

The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to shareholders of the repurchase offer.

(3)

There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value (“NAV”) applicable to the repurchase offer is determined.

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INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

The prospectus presents our investment objective and principal investment strategies and risks. This section supplements the disclosure in our prospectus and provides additional information on our investment policies, strategies and risks. Restrictions or policies stated as a maximum percentage of our assets are applied only immediately after a portfolio investment to which the policy or restriction is applicable (other than the limitations on borrowing). Accordingly, any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether the investment complies with our restrictions and policies.

The Fund’s investment objective is to seek to generate attractive total return with an emphasis on tax-advantaged income. “Tax-advantaged” income is income that by statute or structuring of a security is in part, or in whole, tax-reduced, tax-deferred or tax-free with respect to federal, state or municipal taxes. There can be no assurance that the Fund will achieve its investment objective. Our Board of Directors may change our investment objective, or any policy or limitation that is not fundamental, without stockholder approval and will provide notice to stockholders of material changes (including notice through stockholder reports).

The Fund seeks to achieve its investment objective by investing at least 80% of its total assets in the social impact sector.

The “social impact sector” includes assets and services that accommodate essential services related to education, healthcare, housing, human service providers and social services. Such assets and services may include, but are not limited to, primary, secondary and post-secondary education facilities; hospitals and other healthcare facilities; seniors, student, affordable, military and other housing facilities; industrial/infrastructure and utility projects; and nonprofit and civic facilities. The Fund is not required to invest in all such types of social impact securities at all times. Issuers of social impact securities and obligations may include governmental entities or other qualifying issuers of states, municipalities, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities, private non-profits, 501(c)(3)s, public nonprofits and other entities authorized to issue private activity and tax-exempt municipal bonds.

Under normal market conditions, it is anticipated that the Fund will typically invest over the long term in directly originated securities. The Fund may also purchase securities in the secondary market. The Fund’s investments may take the form of loans, debt securities or equity securities, including preferred securities.

The Fund may also invest up to 20% of its total assets in each of the following: (i) securities guaranteed by the U.S. government, its agencies, instrumentalities or sponsored entities, (ii) equity investments in other companies, including exchange-traded funds, and (iii) securities in sectors other than social impact.

Currently, we expect that our investments in directly originated securities in the social impact sector will consist primarily of unrated securities related to education, healthcare, industrial infrastructure/ project finance and housing.

Securities in the education sector include those issued in connection with PreK-12, post-secondary, job training institutions (including private, parochial, charter, vo-tech (vocational and technical), community/ junior colleges, and small private colleges and universities). Securities in the healthcare sector include those issued in connection with senior care and housing, hospitals/medical care providers (including rehab, psychiatric, substance-abuse) and long-term care facilities (including the entire continuum from independent living to assisted living to skilled nursing, palliative care and hospice). Securities in the industrial and infra-structure sectors include those issued in connection with industrial plants/projects (including solid waste disposal, recycling, and waste-to-energy). Securities in the housing sector include those issued in connection with seniors, students, affordable housing (including apartments, multi-family, and single family), military, and mobile-home parks builders and operators.

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Under normal market conditions, the Fund may invest in debt securities of any maturity and credit quality but expects to typically invest over the long term in “high yield” or unrated equivalent securities. High yield securities, also commonly referred to as “junk” bonds, are securities rated at the time of investment either BB+, Ba1 or below (or an equivalent rating) by a nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by the “Adviser to be of comparable credit quality. As the Fund will be opportunistic in its approach to investing, under normal market conditions, the Fund expects that a majority of its income will consist of tax-exempt interest for U.S. federal income tax purposes. In addition to debt, under normal market conditions, the Fund may invest in preferred securities and other equity securities.

The Fund may, directly or indirectly, use various derivative instruments including, but not limited to, options contracts, futures contracts, forward contracts, options on futures contracts, indexed securities, credit default swaps, interest rate swaps and other swap agreements primarily for hedging and risk management purposes.

Municipal-Related Securities

Municipal-related securities are either general obligation or revenue bonds and typically are issued to finance public projects (such as roads or public buildings), to pay general operating expenses or to refinance outstanding debt.

Municipal-related securities may also be issued for private activities, such as housing, medical and educational facility construction, or for privately owned industrial development and pollution control projects. General obligation bonds are backed by the full faith and credit, or taxing authority, of the issuer and may be repaid from any revenue source; revenue bonds are backed by the revenues of a project or facility, or from the proceeds of a specific revenue source and may be repaid only from the revenues of a specific facility or source. The Fund may also purchase municipal-related securities that represent lease obligations, municipal notes, pre-refunded municipal bonds, private activity bonds, tender option bonds and other forms of municipal bonds and securities.

The municipal-related securities in which the Fund will invest are generally issued by states, cities and local authorities and certain possessions and territories of the U.S. (such as Puerto Rico and Guam), and pay interest that, in the opinion of bond counsel to the issuer (or on the basis of other authority believed by the Adviser to be reliable), is currently exempt from regular U.S. federal income tax, although the interest may be subject to the federal alternative minimum tax.

The interest on our investments in municipal-related securities may bear a fixed rate or be payable at a variable or floating rate. The yields on municipal-related securities depend on a variety of factors, including prevailing interest rates and the condition of the general money market and the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The market value of municipal-related securities will vary with changes in interest rate levels and as a result of changing evaluations of the ability of their issuers to meet interest and principal payments.

The municipal-related securities in which we invest will generally be directly originated municipal securities. Directly originated securities represent obligations structured directly by a single purchaser, or a limited number of institutional purchasers, and the issuer, and are typically not rated by credit rating agencies. We expect that the directly originated securities in which we invest generally will be deemed by our Adviser to be of comparable quality to securities rated below investment grade and that such securities will belong to relatively small issues.

Private issuers of municipal-related securities in the education sector include charter schools, student housing and other education subsectors, including, for example, private schools, parochial schools and vocational and technical schools. Private issuers of municipal-related securities in the healthcare sector include issuers in the

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senior care and housing, hospitals and providers and other healthcare subsectors, including, for example, assisted living and skilled nursing facilities. We also may invest in municipal-related securities of private issuers in the industrial and infrastructure sectors as well as in municipal-related securities of general nonprofit organizations, human services providers and issuers in the non-student and non-senior housing subsectors. In addition, we may invest in municipal-related securities issued by or on behalf of public authorities to finance or refinance privately owned or operated facilities, including in respect of electric energy or gas, sewage, solid waste disposal and other specialized facilities. Other private activity securities, the proceeds of which may be used for, as an example, the construction, equipment or improvement of privately operated industrial or commercial facilities, may constitute municipal-related securities, but current federal tax laws place substantial limitations on the size of such issues.

Municipal Leases and Certificates of Participation. The Fund also may purchase municipal-related securities that represent lease obligations and certificates of participation in such leases. These carry special risks because the issuer of the securities may not be obligated to appropriate money annually to make payments under the lease. A municipal lease is an obligation in the form of a lease or installment purchase which is issued by a state or local government to acquire equipment and facilities. Income from such obligations is generally exempt from U.S. federal income tax, as well as from state and local taxes in the state of issuance. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that relieve the governmental issuer of any obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. In addition, such leases or contracts may be subject to the temporary abatement of payments in the event the issuer is prevented from maintaining occupancy of the leased premises or utilizing the leased equipment or facilities. Although the obligations may be secured by the leased equipment or facilities, the disposition of the property in the event of non-appropriation or foreclosure might prove difficult, time consuming and costly, and result in a delay in recovering, or the failure to recover fully, the Fund’s original investment. To the extent that the Fund invests in unrated municipal leases or participates in such leases, the credit quality rating and risk of cancellation of such unrated leases will be monitored on an ongoing basis. In order to reduce this risk, the Fund will only purchase municipal-related securities representing lease obligations where the Adviser believes the issuer has a strong incentive to continue making appropriations until maturity.

A certificate of participation represents an undivided interest in an unmanaged pool of municipal leases, an installment purchase agreement or other instruments. The certificates are typically issued by a municipal agency, a trust or other entity that has received an assignment of the payments to be made by the state or political subdivision under such leases or installment purchase agreements. Such certificates provide the Fund with the right to a pro rata undivided interest in the underlying municipal-related securities. In addition, such participations generally provide the Fund with the right to demand payment, on not more than seven days’ notice, of all or any part of the Fund’s participation interest in the underlying municipal securities, plus accrued interest.

Municipal Notes. Municipal-related securities in the form of notes generally are used to provide for short-term capital needs, in anticipation of an issuer’s receipt of other revenues or financing, and typically have maturities of up to three years. Such instruments may include tax anticipation notes, revenue anticipation notes, bond anticipation notes, tax and revenue anticipation notes and construction loan notes. Tax anticipation notes are issued to finance the working capital needs of governments. Generally, they are issued in anticipation of various tax revenues, such as income, sales, property, use and business taxes, and are payable from these specific future taxes. Revenue anticipation notes are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under federal revenue sharing programs. Bond anticipation notes are issued to provide interim financing until long-term bond financing can be arranged. In most cases, the long-term bonds then provide the funds needed for repayment of the bond anticipation notes. Tax and revenue anticipation notes combine the funding sources of both tax anticipation notes and revenue anticipation notes. Construction loan notes are sold to provide construction financing. Mortgage notes insured by the Federal Housing Authority

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secure these notes; however, the proceeds from the insurance may be less than the economic equivalent of the payment of principal and interest on the mortgage note if there has been a default. The anticipated revenues from taxes, grants or bond financing generally secure the obligations of an issuer of municipal notes. An investment in such instruments, however, presents a risk that the anticipated revenues will not be received or that such revenues will be insufficient to satisfy the issuer’s payment obligations under the notes or that refinancing will be otherwise unavailable.

Private Activity Bonds. Private activity bonds, formerly referred to as industrial development bonds, are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit or port facilities, sewage disposal, solid waste disposal or hazardous waste treatment or disposal facilities and certain local facilities for water supply, gas or electricity. Other types of private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal-related securities, although the current federal tax laws place substantial limitations on the size of such issues. Under current law, a significant portion of the private activity bond market is comprised of bonds, the interest on which is subject to the federal alternative minimum tax. The Fund’s distributions of its interest income from private activity bonds may subject certain investors to the federal alternative minimum tax. See “Taxes.”

Pre-Refunded Municipal Securities. The principal of, and interest on, pre-refunded municipal securities are no longer paid from the original revenue source for the securities. Instead, the source of such payments is typically an escrow fund consisting of U.S. government securities. The assets in the escrow fund are derived from the proceeds of refunding bonds issued by the same issuer as the pre-refunded municipal securities. Issuers of municipal-related securities use this advance refunding technique to obtain more favorable terms with respect to securities that are not yet subject to call or redemption by the issuer. For example, advance refunding enables an issuer to refinance debt at lower market interest rates, restructure debt to improve cash flow or eliminate restrictive covenants in the indenture or other governing instrument for the pre-refunded municipal securities. However, except for a change in the revenue source from which principal and interest payments are made, the pre-refunded municipal securities remain outstanding on their original terms until they mature or are redeemed by the issuer.

Inverse Floating Rate Securities. The Fund may invest in inverse floating rate securities. Inverse floating rate securities are securities whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Generally, inverse floating rate securities represent beneficial interests in a special purpose trust, commonly referred to as a “tender option bond trust” (“TOB trust”), that holds municipal bonds. The TOB trust typically sells two classes of beneficial interests or securities: floating rate securities (sometimes referred to as short-term floaters or tender option bonds (“TOBs”)), and inverse floating rate securities (sometimes referred to as inverse floaters). Both classes of beneficial interests are represented by certificates or receipts. The floating rate securities have first priority on the cash flow from the municipal bonds held by the TOB trust. In this structure, the floating rate security holders have the option, at periodic short-term intervals, to tender their securities to the trust for purchase and to receive the face value thereof plus accrued interest. The obligation of the trust to repurchase tendered securities is supported by a remarketing agent and by a liquidity provider. As consideration for providing this support, the remarketing agent and the liquidity provider receive periodic fees. The holder of the short-term floater effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. However, the trust is not obligated to purchase tendered short-term floaters in the event of certain defaults with respect to the underlying municipal bonds or a significant downgrade in the credit rating assigned to the bond issuer.

As the holder of an inverse floating rate investment, the Fund receives the residual cash flow from the TOB trust. Because the holder of the short-term floater is generally assured liquidity at the face value of the security plus accrued interest, the holder of the inverse floater assumes the interest rate cash flow risk and the market value risk associated with the municipal bond deposited into the TOB trust. The volatility of the interest cash flow and the residual market value will vary with the degree to which the trust is leveraged. This is

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expressed in the ratio of the total face value of the short-term floaters to the value of the inverse floaters that are issued by the TOB trust, and can exceed three times for more “highly leveraged” trusts. All voting rights and decisions to be made with respect to any other rights relating to the municipal bonds held in the TOB trust are passed through, pro rata, to the holders of the short-term floaters and to the Fund as the holder of the associated inverse floaters.

Because any increases in the interest rate on the short-term floaters issued by a TOB trust would reduce the residual interest paid on the associated inverse floaters, and because fluctuations in the value of the municipal bond deposited in the TOB trust would only affect the value of the inverse floater and not the value of the short-term floater issued by the trust so long as the value of the municipal bond held by the trust exceeded the face amount of short-term floaters outstanding, the value of inverse floaters is generally more volatile than that of an otherwise comparable municipal bond held on an unleveraged basis outside a TOB trust. Inverse floaters generally will underperform the market of fixed-rate bonds in a rising interest rate environment (i.e., when bond values are falling), but will tend to outperform the market of fixed-rate bonds when interest rates decline or remain relatively stable. Although volatile in value and return, inverse floaters typically offer the potential for yields higher than those available on fixed-rate bonds with comparable credit quality, coupon, call provisions and maturity. Inverse floaters have varying degrees of liquidity or illiquidity based primarily upon the inverse floater holder’s ability to sell the underlying bonds deposited in the TOB trust at an attractive price.

The Fund may invest in inverse floating rate securities issued by TOB trusts in which the liquidity providers have recourse to the Fund pursuant to a separate shortfall and forbearance agreement. Such an agreement would require the Fund to reimburse the liquidity provider, among other circumstances, upon termination of the TOB trust for the difference between the liquidation value of the bonds held in the trust and the principal amount and accrued interest due to the holders of floating rate securities issued by the trust. The Fund will enter into such a recourse agreement (1) when the liquidity provider requires such a recourse agreement because the level of leverage in the TOB trust exceeds the level that the liquidity provider is willing to support absent such an agreement; and/or (2) to seek to prevent the liquidity provider from collapsing the trust in the event the municipal bond held in the trust has declined in value to the point where it may cease to exceed the face amount of outstanding short-term floaters. In an instance where the Fund has entered such a recourse agreement, the Fund may suffer a loss that exceeds the amount of its original investment in the inverse floating rate securities; such loss could be as great as that original investment amount plus the face amount of the floating rate securities issued by the trust plus accrued interest thereon.

The Fund will segregate or earmark liquid assets with its custodian in accordance with the 1940 Act to cover its obligations with respect to its investments in TOB trusts.

The Fund may invest in both inverse floating rate securities and floating rate securities (as discussed below) issued by the same TOB trust.

Floating Rate Securities. The Fund may also invest in short-term floating rate securities, as described above, issued by TOB trusts. Generally, the interest rate earned will be based upon the market rates for municipal-related securities with maturities or remarketing provisions that are comparable in duration to the periodic interval of the tender option, which may vary from weekly, to monthly, to other periods of up to one year. Since the tender option feature provides a shorter term than the final maturity or first call date of the underlying municipal bond deposited in the trust, the Fund, as the holder of the floating rate securities, relies upon the terms of the remarketing and liquidity agreements with the financial institution that acts as remarketing agent and/or liquidity provider as well as the credit strength of that institution. As further assurance of liquidity, the terms of the TOB trust provide for a liquidation of the municipal bond deposited in the trust and the application of the proceeds to pay off the floating rate securities. The TOB trusts that are organized to issue both short-term floating rate securities and inverse floaters generally include liquidation triggers to protect the investor in the floating rate securities.

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Special Taxing Districts. Special taxing districts are organized to plan and finance infrastructure developments to induce residential, commercial and industrial growth and redevelopment. The bond financing methods such as tax increment finance, tax assessment, special services district and Mello-Roos bonds, are generally payable solely from taxes or other revenues attributable to the specific projects financed by the bonds without recourse to the credit or taxing power of related or overlapping municipalities. They often are exposed to real estate development-related risks and can have more taxpayer concentration risk than general tax-supported bonds, such as general obligation bonds. Further, the fees, special taxes, or tax allocations and other revenues that are established to secure such financings are generally limited as to the rate or amount that may be levied or assessed and are not subject to increase pursuant to rate covenants or municipal or corporate guarantees. The bonds could default if development failed to progress as anticipated or if larger taxpayers failed to pay the assessments, fees and taxes as provided in the financing plans of the districts.

Tobacco Settlement Bonds. Included in the general category of municipal-related securities described in the Prospectus are “tobacco settlement bonds.” The Fund may invest up to 10% of its total assets in tobacco settlement bonds, which are municipal-related securities that are backed solely by expected revenues to be derived from lawsuits involving tobacco related deaths and illnesses which were settled between certain states and American tobacco companies. Tobacco settlement bonds are secured by an issuing state’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between 46 states and nearly all of the U.S. tobacco manufacturers. The MSA provides for annual payments in perpetuity by the manufacturers to the states in exchange for releasing all claims against the manufacturers and a pledge of no further litigation. Tobacco manufacturers pay into a master escrow trust based on their market share, and each state receives a fixed percentage of the payment as set forth in the MSA. A number of states have securitized the future flow of those payments by selling bonds pursuant to indentures or through distinct governmental entities created for such purpose. The principal and interest payments on the bonds are backed by the future revenue flow related to the MSA. Annual payments on the bonds, and thus risk to the Fund, are highly dependent on the receipt of future settlement payments to the state or its governmental entity.

The actual amount of future settlement payments is further dependent on many factors, including, but not limited to, annual domestic cigarette shipments, reduced cigarette consumption, increased taxes on cigarettes, inflation, financial capability of tobacco companies, continuing litigation and the possibility of tobacco manufacturer bankruptcy. The initial and annual payments made by the tobacco companies will be adjusted based on a number of factors, the most important of which is domestic cigarette consumption. If the volume of cigarettes shipped in the U.S. by manufacturers participating in the settlement decreases significantly, payments due from them will also decrease. Demand for cigarettes in the U.S. could continue to decline due to price increases needed to recoup the cost of payments by tobacco companies. Demand could also be affected by: anti- smoking campaigns, tax increases, reduced advertising, enforcement of laws prohibiting sales to minors; elimination of certain sales venues such as vending machines; and the spread of local ordinances restricting smoking in public places. As a result, payments made by tobacco manufacturers could be negatively impacted if the decrease in tobacco consumption is significantly greater than the forecasted decline. A market share loss by the MSA companies to non-MSA participating tobacco manufacturers would cause a downward adjustment in the payment amounts. A participating manufacturer filing for bankruptcy also could cause delays or reductions in bond payments. The MSA itself has been subject to legal challenges and has, to date, withstood those challenges.

Build America Bonds. If the Fund holds Build America Bonds, the Fund may be eligible to receive a U.S. federal income tax credit; however, the issuer of a Build America Bond may instead elect to receive a cash payment directly from the federal government in lieu of holders such as the Fund receiving a tax credit. The interest on Build America Bonds is taxable for U.S. federal income tax purposes. If the Fund does receive tax credits from Build America Bonds or other tax credit bonds on one or more specified dates during the Fund’s taxable year, the Fund may elect for U.S. federal income tax purposes to pass through to investors tax credits otherwise allowable to the Fund for that year with respect to such bonds. A tax credit bond is defined in the Internal Revenue Code of 1986, as amended (the “Code”), as a “qualified tax credit bond” (which includes a qualified forestry conservation bond, a new clean renewable energy bond, a qualified energy conservation bond,

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a qualified zone academy bond, or a qualified school construction bond, each of which must meet certain requirements specified in the Code), a “Build America Bond” (which includes certain qualified bonds issued before January 1, 2011) or certain other specified bonds. If the Fund were to so elect, an investor in the Fund would be required to include in income and would be entitled to claim as a tax credit an amount equal to a proportionate share of such credits. Certain limitations may apply on the extent to which the credit may be claimed.

Debt Securities

Debt securities represent an interest in a borrower’s indebtedness. Different types of debt securities provide different terms for the payment of principal and interest and priority in the event of an issuer’s default or bankruptcy. Prices of debt securities fluctuate for several reasons, including in response to changes in market interest rates and changes, or perceived changes, in the creditworthiness of the borrower.

Corporate Bonds and Notes. Our investments in corporate debt securities may include corporate bonds and notes. Corporate bonds and notes are debt securities issued by U.S. and non-U.S. businesses to borrow money from investors for a variety of reasons, including to finance operations, provide working capital, refinance existing debt, engage in acquisitions, pay distributions or finance stock buy-backs or recapitalize. The issuer of a bond or note pays the investors a fixed, variable or floating rate of interest and normally must repay the amount borrowed on or before a stated maturity date. Certain bonds and notes in which we may invest may be convertible into equity securities of the issuer or its affiliates. We may invest in corporate bonds and notes of any credit quality. The corporate bonds and notes in which we invest will typically be unsecured but may be secured by a lien on specified assets of the issuer and/or its affiliates. Any such lien may be subordinated to liens securing the issuer’s senior debt. The corporate bonds or notes in which we invest may pay interest in cash or in kind. With respect to payment-in-kind securities, the issuer pays interest in the form of additional securities rather than cash.

The investment return of a corporate bond or note reflects the interest payments received and changes in the market price of the bond or note during the holding period. The market price of a corporate bond or note may be expected to rise and fall inversely with market interest rates generally and in response to actual or perceived changes in the creditworthiness of the issuer. Because of the wide range of types and maturities of corporate bonds and notes, as well as the range of creditworthiness of their issuers, the risk-return profiles of corporate bonds and notes vary widely. For example, notes issued by a large established corporation that is rated investment grade may offer a modest return but carry relatively limited risk. On the other hand, a long-term bond issued by a smaller, less established corporation that is rated below investment grade may have the potential for relatively large returns but carries a relatively high degree of risk.

Bank Loans and Loan Participations. Our investments in corporate debt securities may include investments in senior and subordinated bank loans to U.S. and non-U.S. businesses. Companies may borrow money from banks for a variety of reasons, including those set forth above under “Corporate Bonds and Notes.” The borrower under a bank loan typically pays interest at rates that are determined periodically on the basis of a floating base lending rate, commonly the London Interbank Offered Rate (“LIBOR”), plus a spread, during the term of the loan. The amount borrowed under a bank loan is typically repaid during the term of the loan in accordance with an agreed amortization schedule, but certain bank loans may permit interest-only payments during all or a portion of the loan term.

The bank loans in which we invest will generally be secured by a lien on specified assets of the borrower and/or its affiliates. Senior loans occupy the highest position in the borrower’s capital structure and entitle the lender to a first-priority lien on the collateral securing the loan. The lien securing a subordinated loan is contractually subordinated to the rights of the borrower’s senior lenders. The terms governing bank loans typically impose restrictive covenants on the borrower intended to protect the economic interest of the lender.

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We may invest in bank loans through assignments, whereby we assume the position of the lender to the borrower, or loan participations, whereby we purchase all or a portion of the economic interest in a loan. The purchaser of a loan participation typically has a contractual relationship with the lender selling the participation but not with the borrower and will generally have rights that are more limited than the rights of a lender or of a person who acquires a loan by assignment.

The investment return of a bank loan or loan participation reflects the interest payments received and changes in the market price of the loan or participation during the holding period. Similar to corporate bonds and notes, the market price of a bank loan or loan participation may be expected to rise and fall inversely with market interest rates generally and in response to actual or perceived changes in the creditworthiness of the issuer. However, the floating-rate feature of many bank loans serves to lower the loans’ effective duration and prevent significant price fluctuations in response to changes in market interest rates.

High Yield and Unrated Securities. The debt securities in which we invest generally will be high yield or unrated equivalent debt securities, which are commonly referred to as “junk” bonds and are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments. These securities will be rated below investment grade at the time of investment by at least one nationally recognized statistical rating organization (“NRSRO”) or deemed to be of comparable quality by our Adviser. The directly originated municipal securities in which we invest generally will be unrated debt securities. In addition, certain of the corporate debt securities in which we invest may be unrated. Because of the size and perceived demand for the issue, among other factors, certain issuers may decide not to pay the cost of getting a rating for their debt securities. The creditworthiness of the issuer, as well as any financial institution or other party responsible for payments on the security, will be analyzed by our Adviser to determine whether to purchase, hold or sell unrated debt securities.

Variable-and Floating-Rate Securities. Variable-and floating-rate securities provide for a periodic adjustment in the interest rate paid on the obligations. The terms of such obligations must provide that interest rates are adjusted periodically based upon an interest rate adjustment index as provided in the respective obligations. The adjustment intervals may be regular and range from daily up to annually, or may be event based, such as based on a change in the prime rate. We may invest in floating-rate debt instruments (“floaters”) and engage in credit spread trades. The interest rate on a floater is a variable rate that is tied to another interest rate, such as a money-market index or U.S. Treasury (“Treasury”) bill rate. The interest rate on a floater resets periodically, typically every three to six months. A credit spread trade is an investment position relating to a difference in the prices or interest rates of two securities or currencies, where the market value of the investment position is determined by movements in the difference between the prices or interest rates, as the case may be, of the respective securities or currencies. We also may invest in inverse floating-rate debt instruments (“inverse floaters”). The interest rate on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed.

When-Issued and Delayed-Delivery Securities. We may purchase securities on a when-issued or delayed-delivery basis. The purchase price and the interest rate payable, if any, on the securities are fixed on the purchase commitment date or at the time the settlement date is fixed. The prices of these securities are subject to market fluctuations. For debt securities, no interest accrues to us until a settlement takes place. At the time we make a commitment to purchase securities on a when-issued or delayed-delivery basis, we will record the transaction and reflect the market prices of the securities when determining our net asset value. At the time of settlement, a when-issued or delayed-delivery security may be valued below the amount of its purchase price.

In connection with these transactions, we will earmark or maintain a segregated account with our custodian containing liquid assets in an amount which is at least equal to the commitments. On the delivery dates of the transactions, we will meet our obligations from maturities or sales of the securities held in the segregated account and/or from cash flow. When-issued and delayed-delivery transactions may allow us to hedge against changes in interest rates.

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Zero-Coupon Securities. Zero-coupon securities make no periodic interest payments but are sold at a discount from their face value. The purchaser recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. The discount varies depending on the time remaining until maturity, as well as on market interest rates, the liquidity of the security and the issuer’s actual or perceived creditworthiness. Because zero-coupon securities bear no interest, their prices typically fluctuate more than the prices of other types of debt securities.

U.S. Government Obligations. We may invest in U.S. government obligations. U.S. government obligations include securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities. Treasury bills, the most frequently issued marketable government securities, have a maturity of up to one year and are issued on a discount basis. U.S. government obligations include securities issued or guaranteed by government-sponsored enterprises.

Payment of principal and interest on U.S. government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned.

Agency Obligations. We may invest in agency obligations, such as obligations of the Export-Import Bank of the United States, Tennessee Valley Authority, Resolution Funding Corporation, Farmers Home Administration, Federal Home Loan Banks, Federal Intermediate Credit Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, Government National Mortgage Association (“GNMA”), commonly known as “Ginnie Mae,” Federal National Mortgage Association (“FNMA”), commonly known as “Fannie Mae,” Federal Home Loan Mortgage Corporation (“FHLMC”), commonly known as “Freddie Mac,” and the Student Loan Marketing Association (“SLMA”), commonly known as “Sallie Mae.” Some of these obligations, such as those of the Export-Import Bank of United States, are supported only by the right of the issuer to borrow from the Treasury; others, such as those of the FNMA and FHLMC, are supported only by the discretionary authority of the U.S. government to purchase the agency’s obligations; still others, such as those of the SLMA, are supported only by the credit of the instrumentality.

Restricted Securities, Including Securities of Private Companies

Restricted securities, including Rule 144A securities and securities of private companies, are subject to statutory and/or contractual restrictions on resale. However, such securities may be sold in private transactions with a limited number of purchasers or in public offerings registered under the Securities Act. Restricted securities include (1) registered securities of public companies subject to a lock-up period, (2) unregistered securities of public companies with registration rights, (3) unregistered securities of public companies that become freely tradable with the passage of time, and (4) unregistered securities of private companies. A registered security subject to such a lock-up period will no longer be considered a restricted security upon expiration of the lock-up period, an unregistered security of a public company with registration rights will no longer be considered a restricted security when such securities become registered, and an unregistered security of a public company that becomes freely tradable with the passage of time will no longer be considered a restricted security upon the elapse of the requisite time period.

We will typically make our private investments in directly structured transactions. An issuer may be willing to offer the purchaser more attractive features with respect to securities issued in direct investments because it has avoided the expense and delay involved in a public offering of securities. Adverse conditions in the public securities markets also may preclude a public offering of securities. These securities may not be listed for trading on any securities exchange and may not be eligible for resale under Rule 144A. In many cases, we will likely be able to sell our private investments only in private transactions with another investor or group of investors.

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Derivatives

General Limitations on Futures and Options Transactions. The Fund has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” with the U.S. Commodities Futures Trading Commission (the “CFTC”) and the National Futures Association, which regulate trading in the futures markets. Pursuant to Rule 4.5 of the regulations under the Commodity Exchange Act (the “CEA”), the Fund is not subject to regulation as a commodity pool under the CEA. A call option on a security is a contract that gives the holder of such option the right to buy the security underlying the option from the writer of such option at a specified price (the exercise price) at any time during the term of the option. At the time the call option is written, the writer of the call option receives a premium from the buyer.

Various exchanges and regulatory authorities have undertaken reviews of options and futures trading in light of market volatility. Among the possible actions that have been presented are proposals to adopt new or more stringent daily price fluctuation limits for futures and options transactions and proposals to increase the margin requirements for various types of futures transactions.

Asset Coverage for Futures and Options Positions. The Fund will comply with the regulatory requirements of the SEC and the CFTC with respect to coverage of options and futures positions by registered investment companies and, if the guidelines so require, will segregate cash, U.S. government securities, high-grade liquid debt securities and/or other liquid assets permitted by the SEC and CFTC on the Fund’s records in the amount prescribed. Securities segregated on the Fund’s records cannot be sold while the futures or options position is outstanding, unless replaced with other permissible assets, and will be marked-to-market daily.

Options. The Fund may purchase put and call options on currencies or securities. A put option embodies the right of its purchaser to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.

As a holder of a put option, the Fund will have the right to sell the securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price. An American style put or call option may be exercised at any time during the option exercise period while a European style put or call option may be exercised only upon expiration. A Bermudan style put or call option may be exercised at any time on fixed dates occurring during the term of the option. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

Certain Considerations Regarding Options. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

Some, but not all, of the derivative instruments may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options, no secondary market on an exchange or elsewhere may exist. If the Fund is

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unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option in order to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts as an anticipatory hedge. The Fund may sell futures as an offset against the effect of expected declines in securities prices and purchase futures as an offset against the effect of expected increases in securities prices. The Fund will not enter into futures contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” under the contract. A person who sells a security futures contact enters into a contract to sell the underlying security and is said to be “short” under the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. In order to enter into a security futures contract, the Fund must deposit funds with its custodian in the name of the futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.

An open position, either a long or short position, is closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. There can be no assurance, however, that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.

Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

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Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Some security futures contracts are settled by physical delivery of the underlying security At the expiration of a security futures contract that is settled through physical delivery, a person who is “long” under the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is “short” under the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.

Other security futures contracts are settled through cash settlement. In this case, the underlying securities are not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

As noted above, margin is the amount of funds that must be deposited by the Fund in order to initiate futures trading and to maintain the Fund’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund will mark to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.

Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the futures contracts were closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

In addition to the foregoing, imperfect correlation between the futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns, or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances where trading is halted on securities accounting

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for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading in all security futures contracts for a specified period of time when the Dow Jones Industrial Average experiences one-day declines of 10%, 20% and 30%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.

A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. A swap is a financial instrument that typically involves the exchange of cash flows between two parties on specified dates, where the cash flows are based on agreed-upon prices, rates, indices, etc. The nominal amount on which the cash flows are calculated is called the notional amount. Swaps are individually negotiated and may be structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates.

Swap agreements may increase or decrease the overall volatility of the investments of the Fund and its share price. The performance of swap agreements may be affected by a change in the specific interest rate, currency, or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party unless otherwise agreed by the parties. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses. In order to reduce the risk associated with leveraging, the Fund will cover its current obligations under swap agreements according to guidelines established by the SEC. If the Fund enters into a swap agreement on a net basis, it will be required to segregate assets on the Fund’s records with a daily value at least equal to the excess, if any, of the Fund’s accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement. If the Fund enters into a swap agreement on other than a net basis, it will be required to segregate assets on the Fund’s records with a value equal to the full amount of the Fund’s accrued obligations under the agreement.

The Fund will monitor any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory investment and tax requirements.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap,

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the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including distributions, will not exceed the interest that the Fund will be committed to pay under the swap.

Derivatives Legislation and Regulatory Risk

The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the CFTC, the SEC, the Federal Reserve, the European Union or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the U.S. The Fund also may be adversely affected by changes in the enforcement or interpretation of statues and rules by these regulatory authorities or self-regulatory organizations.

In addition, the securities and futures markets are subject to comprehensive statutes and regulations. For instance, the Dodd-Frank Act could have an adverse effect on the Fund’s ability to use derivative instruments. The Dodd-Frank Act is designed to impose stringent regulation on the over-the-counter derivatives market in an attempt to increase transparency and accountability and provides for, among other things, new clearing, execution, margin, reporting, recordkeeping, business conduct, documentation, disclosure, position limit, minimum net capital and registration requirements. Although the CFTC has released final rules relating to clearing, execution, reporting, risk management, compliance, position limit, anti-fraud, consumer protection, portfolio reconciliation, documentation, recordkeeping, business conduct, margin requirements and registration requirements under the Dodd-Frank Act, many of the provisions are subject to further final rulemaking and clarifications, and thus the Dodd-Frank Act’s ultimate impact remains unclear. New regulations could, among other things, restrict the Fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the Fund), increase the costs of using certain instruments (for example, by increasing margin, capital or reporting requirements) and/or make them less effective. In particular, new margin requirements and capital charges, even when not directly applicable to the Fund, may increase the pricing of derivatives transacted by the Fund. New exchange trading and trade reporting requirements and position limits may lead to changes in the liquidity of derivative transactions, or higher pricing or reduced liquidity in the derivatives markets, or the reduction of arbitrage opportunities for the Fund. Limits or restrictions applicable to the counterparties with which the Fund’s engages in derivative transactions could also limit the ability of the Fund from using these instruments, affect the pricing or other factors relating to these instruments or may change the availability of certain investments. As a result, these changes could make it difficult for the Fund to execute its investment strategy.

In December 2012, the CFTC issued a final rule requiring certain credit default swaps and interest rate swaps to be centrally cleared, which is applicable to all swap counterparties not eligible for certain narrowly-defined exemption or exceptions. Where the Fund enters into certain swaps subject to mandatory clearing, it may be required to execute such swaps on a registered designated contract market or swap execution facility. Such clearing requirements may affect the Fund’s ability to negotiate individualized terms and/or may increase the costs of entering into such derivative transactions (for example, by increasing margin or capital requirements). Clearing mandates with respect to other types of derivative instruments have not yet been issued by the applicable regulators, but could have additional impact on the Fund’s ability to use such instruments as part of its investment strategy. In addition, certain foreign jurisdictions may also impose clearing requirements or expand existing clearing requirements that could apply to the Fund’s transactions with non-U.S. entities.

Furthermore, on December 15, 2015, the CFTC approved a final rule, which became effective in April 2016, but with later implementation dates as specified below, governing margin requirements for uncleared

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swaps entered into by registered swap dealers and major swap participants who are not supervised by the prudential regulators, referred to as “covered swap entities.” The final rule generally requires covered swap entities, subject to certain thresholds and exemptions, to collect and post margin in respect of uncleared swap transactions with other covered swap entities and financial end-users. In particular, the final rule requires covered swap entities and financial end-users having “material swaps exposure,” defined as an average aggregate daily notional amount of uncleared swaps exceeding a certain specified amount, to collect and/or post (as applicable) a minimum amount of “initial margin” in respect of uncleared swaps, subject to a phase-in schedule until September 1, 2021, when the average aggregate daily notional amount will thenceforth be $8 billion as calculated from June, July and August of the previous calendar year. In addition, the final rule requires covered swap entities entering into uncleared swaps with other covered swap entities or financial-end-users, regardless of swaps exposure, to post and/or collect (as applicable) “variation margin” in reflection of changes in the mark-to-market value of an uncleared swap since the swap was executed or the last time such margin was exchanged. Such regulations could increase the cost of and limit the implementation of the Fund’s use of derivatives, which could have an adverse impact on the Fund.

In addition to U.S. laws and regulations relating to derivatives, certain non U.S. regulatory authorities, such as those in the European Union, have passed or proposed, or may propose in the future, legislation similar to that imposed by the Dodd-Frank Act. The regulatory changes in the European Union will impact a broad range of counterparties, both outside and within the European Union, and are expected to potentially increase the cost of transacting derivatives the Fund (particularly with banks and other dealers directly subject to such regulations).

When-Issued and Forward Commitment Securities

The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid credit securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased with a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the value of the Fund’s net assets and its net asset value per share.

The risks and effect of settlements in the ordinary course on the Fund’s net asset value are not the same as the risks and effect of when- issued and forward commitment securities.

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The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. No income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

Temporary Investments and Defensive Investments

We may invest offering proceeds in money market mutual funds, cash, cash equivalents, securities issued or guaranteed by the U.S. government or its instrumentalities or agencies, high quality, short-term money market instruments, short-term debt securities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities. In addition, we may invest in such instruments on a temporary basis to meet working capital needs, including, but not limited to, for collateral in connection with certain investment techniques, to hold a reserve pending payment of distributions and to facilitate the payment of expenses and settlement of trades.

Under adverse market or economic conditions, we may invest up to 100% of our total assets in these securities. The yield on these securities may be lower than the returns on equity securities or yields on lower rated debt securities. In addition, we may invest a portion of our assets, which may be significant, in these securities. To the extent we invest in these securities for defensive purposes, we may not achieve our investment objective.

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MANAGEMENT OF THE FUND

Directors and Officers

Our business and affairs are managed under the direction of our Board of Directors. Accordingly, our Board of Directors provides broad supervision over our affairs, including supervision of the duties performed by our Adviser. The names, ages and addresses of each of our directors and officers, together with their principal occupations and other affiliations during the past five years, are set forth below. Each director and officer will hold office until his or her successor is duly elected and qualified, or until he resigns or is removed in the manner provided by law. Unless otherwise indicated, the address of each director and officer is 6363 College Boulevard, Suite 100A, Overland Park, Kansas 66211.

Name and Age	Position(s) Held With The Fund and Length of Time Served	Principal Occupation During Past Five Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Public Company Directorships Held by Director
Independent Directors
Conrad S. Ciccotello
(Born 1960)	Director since February 2018.	Professor and Director, Reiman School of Finance, University of Denver (faculty member since 2017); Senior Consultant to the finance practice of Charles River Associates, which provides economic, financial, and management consulting services (since May 2020); Associate Professor and Chairman of the Department of Risk Management and Insurance, Robinson College of Business, Georgia State University and Director of Asset and Wealth Management Programs (faculty member 1999-2017); Investment Consultant to the University System of Georgia for its defined contribution retirement plan (2008-2017).	7	CorEnergy Infrastructure Trust, Inc.; Peachtree Alternative Strategies Fund.
Allen R. Strain
(Born 1952)	Director since February 2018.	Teaching Professor, University of Missouri-Kansas City Bloch School of Business, from 2014 to August 2015 and 2009 to 2010; Vice President and Chief Financial Officer (January 2012 – April 2014) and Director (2010 – 2011), Ewing Marion Kauffman Foundation ; Managing Director (2004 – 2008) and Senior Vice President (2000 – 2008), State Street—Kansas City (securities processing/custody).	1	None
John G. Woolway
(Born 1962)	Director since February 2018.	President and Chief Investment Officer, Vantage Investment Partners, LLC, a Singe Family Office (2003 – Present).	1	None

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Name and Age	Position(s) Held With The Fund and Length of Time Served	Principal Occupation During Past Five Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Public Company Directorships Held by Director
Interested Director(2)
Gary Henson
(Born 1966)	Director and Chairman of Board since February 2018.	President, TortoiseEcofin Investments, LLC (“TortoiseEcofin”) (October 2016 – Present); President and Chief Investment Officer, Montage Investments, LLC (January 2010 – October 2016); President, Mariner Holdings, LLC (August 2007 – October 2016).	1	None
Executive Officers(3)
P. Bradley Adams
(Born 1960)	Chief Executive Officer since February 2018; Principal Financial Officer and Treasurer from February 2018 to May 2021	Managing Director overseeing the Adviser’s financial operations since January 2013; Director of Financial Operations of the Adviser from 2005 to January 2013; Chief Executive Officer of the Tortoise closed-end funds.	N/A	N/A
Courtney Gengler
(Born 1986)	Principal Financial Officer and Treasurer since May 2021.	Managing Director-Financial Operations of the Adviser since July 2021; Director, Financial Operations of the Adviser since January 2020; Vice President, Accounting and Financial Reporting of the Adviser from 2017 to 2020; previously served in various roles at Adknowledge, Inc. (digital advertising technology company) from May 2015 to March 2017 including most recently as Manager of Accounting and Financial Reporting.	N/A	N/A

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Name and Age	Position(s) Held With The Fund and Length of Time Served	Principal Occupation During Past Five Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Public Company Directorships Held by Director
Kate Moore
(Born 1987)	President since April 2021.	Managing Director and Chief Development Officer of TortoiseEcofin since March 29, 2021; Director – Head of Product Development of the Adviser from July 2020 to March 2021; Director – Strategic Investment Group of the Adviser from July 2019 to July 2020; Vice President – Strategic Investment Group of the Adviser from June 2018 to July 2019; previously served in various roles at Tradebot Systems, Inc. from July 2009 to June 2018, including most recently as Senior Equity Trader and Director at Tradebot Ventures.	N/A	N/A
Shobana Gopal
(Born 1962)	Vice President since February 2018.	Managing Director-Tax of the Adviser since July 2021; Director, Tax of the Adviser since January 2013; Tax Analyst of the Adviser from September 2006 through December 2012.	N/A	N/A
Diane Bono
(Born 1958)	Chief Compliance Officer and Secretary since February 2018.	Managing Director of TortoiseEcofin since January 2018; Chief Compliance Officer of the Adviser since June 2006; Chief Compliance Officer of each of four Tortoise closed-end funds since its inception, and of one Tortoise closed-end fund since June 2006.	N/A	N/A

(1)

The Fund Complex includes the Fund, Tortoise Energy Infrastructure Corporation (TYG), Tortoise Power and Energy Infrastructure Fund, Inc. (TPZ), Tortoise Midstream Energy Fund, Inc. (NTG), Tortoise Pipeline & Energy Fund, Inc. (TTP), Tortoise Energy Independence Fund, Inc. (NDP), and Ecofin Sustainable and Social Impact Term Fund (TEAF) and is defined as two or more registered investment companies that (a) hold themselves out to investors as related companies for purposes of investment and investor services; or (b) have a common investment adviser or have an investment adviser that is an affiliated person of any of the other registered investment companies.

(2)	As a result of his position held with our Adviser or its affiliates, this individual is considered an “interested person” of ours within the meaning of the 1940 Act.
(3)	The Fund’s executive officers are considered “interested persons” within the meaning of the 1940 Act as a result of their respective positions with the Adviser or its affiliates.

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The Directors were selected to join the Board of Directors based upon the following as to each Director: his character and integrity; his service as a member of other boards; his willingness to serve and willingness and ability to commit the time necessary to perform the duties of a Director; as to each Director other than Mr. Henson, his status as not being an “interested person” as defined in the 1940 Act; and, as to Mr. Henson, his experience and role with TortoiseEcofin. No factor, by itself, was controlling. In addition to the information provided in the table included below, each Director possesses the following attributes: Mr. Ciccotello, experience as a college professor, a Ph.D. in finance and knowledge of closed-end investment companies; Mr. Strain, experience in the financial services and investment industries and service as a board member of other registered management investment companies; Mr. Woolway, experience in investments and as a CFA charterholder; and Mr. Henson, experience as an executive and leadership roles with TortoiseEcofin. References to the qualifications, attributes and skills of the Directors are pursuant to requirements of the SEC, do not constitute holding out the Board of Directors or any Directors as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board of Directors by reason thereof.

Mr. Henson serves as Chairman of the Board of Directors of the Fund. Mr. Henson is an “interested person” of the Fund within the meaning of the 1940 Act. The appointment of Mr. Henson as Chairman reflects the Board of Director’s belief that his experience, familiarity with the Fund’s day-to-day operations and access to individuals with responsibility for the Fund’s management and operations provides the Board of Directors with insight into the Fund’s business and activities and, with his access to appropriate administrative support, facilitates the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of meetings of the Board of Directors. The directors who are not “interested persons” of ours within the meaning of the 1940 Act (“Independent Directors”) will regularly meet outside the presence of management and are advised by independent legal counsel. The Board of Directors also has determined that its leadership structure, as described above, is appropriate in light of the Fund’s size and complexity, the number of Independent Directors and the Board of Directors’ general oversight responsibility. The Board of Directors also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the Independent Directors from management, but also enhances the independent and orderly exercise of its responsibilities.

The Board of Directors currently has four standing committees: (i) the Executive Committee; (ii) the Audit and Valuation Committee; (iii) the Nominating and Governance Committee; and (iv) the Compliance Committee. Currently, all of the non-interested directors, Messrs. Ciccotello, Strain and Woolway, are the only members of each of these committees, except for the Executive Committee.

We have an executive committee (the “Executive Committee”) consisting of one Independent Director and one “interested person” of the Fund within the meaning of the 1940 Act. The Executive Committee has authority to exercise the powers of the Board (i) to address emergency matters where assembling the full Board in a timely manner is impracticable, or (ii) to address matters of an administrative or ministerial nature. The Executive Committee currently consists of Messrs. Ciccotello and Henson. Mr. Henson is an “interested person” of the Fund as defined by Section 2(a)(19) of the 1940 Act. In the absence of either member of the Executive Committee, the remaining member is authorized to act alone. The Executive Committee did not meet during the fiscal year ended September 30, 2021.

We have an audit and valuation committee (the “Audit Committee”) consisting of the three Independent Directors. The Audit Committee: (i) approves and recommends to the Board the selection, retention or termination of the independent registered public accounting firm (“auditors”); (ii) approves services to be rendered by the auditors and monitors the auditors’ performance; (iii) reviews the results of the Fund’s audit; (iv) determines whether to recommend to the Board that our audited financial statements be included in the Fund’s Annual Report; and (v) responds to other matters as outlined in the Audit Committee Charter. The Audit Committee members are Messrs. Ciccotello, Strain and Woolway. Mr. Ciccotello serves as the Chairman of the Audit Committee. The Board of Directors has determined that Mr. Ciccotello is an “audit committee financial expert.” In addition to his experience overseeing or assessing the performance of companies or public

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accountants with respect to the preparation, auditing or evaluation of financial statements, Mr. Ciccotello has a Ph.D. in Finance. The Audit Committee met 3 times during the fiscal year ended September 30, 2021.

We have a nominating and governance committee (the “Nominating Committee”) that consists exclusively of the three Independent Directors. Our Nominating Committee operates under a written charter adopted and approved by the Board. The Nominating Committee: (i) identifies individuals qualified to become Board members and recommends to the Board the director nominees for the next annual meeting of stockholders and to fill any vacancies; (ii) monitors the structure and membership of Board committees and recommends to the Board director nominees for each committee; (iii) reviews issues and developments related to corporate governance issues and develops and recommends to the Board corporate governance guidelines and procedures, to the extent necessary or desirable; (iv) has the sole authority to retain and terminate any search firm used to identify director candidates and to approve the search firm’s fees and other retention terms, though it has yet to exercise such authority; and (v) may not delegate its authority. The Nominating Committee will consider stockholder recommendations for nominees for membership to the Board so long as such recommendations are made in accordance with our Bylaws. Nominees recommended by stockholders in compliance with our Bylaws will be evaluated on the same basis as other nominees considered by the Nominating Committee. Our Bylaws require all nominees for directors, at the time of nomination, (1) to be at least 21 and less than 75 years of age and have substantial expertise, experience or relationships relevant to the business of the Fund, or (2) to be a current director of the Fund that has not reached 75 years of age. The Nominating Committee has the sole discretion to determine if an individual satisfies the foregoing qualifications. The Nominating Committee also considers the broad background of each individual nominee for director, including how such individual would impact the diversity of the Board, but does not have a formal policy regarding consideration of diversity in identifying nominees for director. The Nominating Committee members are Messrs. Ciccotello, Strain and Woolway. Mr. Woolway serves as the Chairman of the Nominating Committee. The Nominating Committee did not meet during the fiscal year ended September 30, 2021.

We also have a compliance committee (the “Compliance Committee”) that consists exclusively of the three Independent Directors. Our Compliance Committee operates under a written charter adopted and approved by the Board. The Compliance Committee reviews and assesses management’s compliance with applicable securities laws, rules and regulations; monitors compliance with our Code of Ethics; and handles other matters as the Board or committee chair deems appropriate. The Compliance Committee members are Messrs. Ciccotello, Strain and Woolway. Mr. Strain serves as the Chairman of the Compliance Committee. The Compliance Committee met 1 time during the fiscal year ended September 30, 2021.

The Board of Directors’ role in our risk oversight reflects its responsibility under applicable state law to oversee generally, rather than to manage, our operations. In line with this oversight responsibility, the Board of Directors will receive reports and makes inquiry at its regular meetings and as needed regarding the nature and extent of significant risks (including investment, compliance and valuation risks) that potentially could have a materially adverse impact on our business operations, investment performance or reputation, but relies upon our management to assist it in identifying and understanding the nature and extent of such risks and determining whether, and to what extent, such risks may be eliminated or mitigated. In addition to reports and other information received from our management regarding our investment program and activities, the Board of Directors as part of its risk oversight efforts will meet at its regular meetings and as needed with our Adviser’s Chief Compliance Officer to discuss, among other things, risk issues and issues regarding our policies, procedures and controls. The Board of Directors may be assisted in performing aspects of its role in risk oversight by the Audit Committee and such other standing or special committees as may be established from time to time. For example, the Audit Committee regularly meets with our independent public accounting firm to review, among other things, reports on our internal controls for financial reporting.

The Board of Directors believes that not all risks that may affect us can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve our goals and objectives, and that the processes, procedures and

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controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the directors as to risk management matters are typically summaries of relevant information and may be inaccurate or incomplete. As a result of the foregoing and other factors, the risk management oversight of the Board of Directors is subject to substantial limitations.

Directors and officers who are interested persons of ours will receive no salary or fees from us. For the 2022 fiscal year, each Independent Director will receive from us an annual retainer in the amount of $34,000. No director or officer is entitled to receive pension or retirement benefits from us.

The fees and expenses of the Independent Directors of the Fund are paid by the Fund. The Interested Director receives no compensation from the Fund. The Fund’s officers do not receive compensation from the Fund. The following table sets forth compensation received by the Independent Directors for the fiscal period ended September 30, 2021.

Name of Director	Aggregate Compensation from the Fund	Total Compensation from the Fund and Fund Complex Paid to Board Members
Independent Directors
Conrad S. Ciccotello	$30,000	$178,200
Allen R. Strain	$30,000	$30,000
John G. Woolway	$30,000	$30,000
Interested Directors
Gary Henson	$0	$0

The following table sets forth the dollar range of equity securities beneficially owned by each director in all funds overseen by the director as of December 31, 2021.

Name of Director	Aggregate Dollar Range of Fund Securities Beneficially Owned By Director(1)	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies Overseen by Director in Family of Investment Companies(1)
Independent Directors
Conrad S. Ciccotello	None	$100,001–$500,000
Allen R. Strain	None	None
John G. Woolway	None	None
Interested Directors
Gary Henson	$100,001–$500,000	$100,001–$500,000

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or Over $1,000,000.

As of December 31, 2021, the officers and directors of the Fund, as a group, owned less than 1% of any class of the Fund’s outstanding shares of stock.

Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision that limits present and former directors’ and officers’ liability to the Registrant and its stockholders for money damages to the maximum extent permitted by Maryland law in effect from time to time, subject to the 1940 Act.

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Our charter (the “Charter”) authorizes, to the maximum extent permitted by Maryland law and the 1940 Act, us to indemnify any present or former director or officer or any individual who, while a director or officer of ours and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of ours or as a present or former director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our Bylaws obligate us, to the maximum extent permitted by Maryland law to indemnify any present or former director or officer or any individual who, while a director of ours and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of ours and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our obligation to indemnify any director, officer or other individual, however, is limited by the 1940 Act which prohibits us from indemnifying any director, officer or other individual from any liability resulting from the willful misconduct, bad faith, gross negligence in the performance of duties or reckless disregard of applicable obligations and duties of the directors, officers or other individuals. To the maximum extent permitted by Maryland law and the 1940 Act, our Charter and Bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of ours or a predecessor of ours.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Investment Adviser and Sub-Adviser

We have entered into an investment advisory agreement with Tortoise Capital Advisors, L.L.C. (the “Adviser”), a registered investment adviser, pursuant to which it will serve as our investment adviser (the “Advisory Agreement”). The initial advisory agreement was approved by our Board of Directors on February 12, 2018 and effective March 16, 2018. The basis for the Board of Directors’ initial approval of the initial advisory agreement was provided in our initial semi-annual report to common stockholders. On January 1, 2020, Tortoise Credit Strategies, LLC (“TCS”), the former investment adviser of the Fund, was internally restructured and TCS’s social impact team became part of the Adviser, an entity under common control with TCS. In connection with this restructuring, the Adviser replaced TCS as the investment adviser of

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the Fund and as a party to the investment advisory agreement with the Fund. The Adviser currently serves as the registered investment adviser to other registered closed-end funds on the TortoiseEcofin Investments, LLC (collectively with its family of registered investment advisers, “TortoiseEcofin”) platform. Effective September 4, 2020, Ecofin Advisors, LLC (the “Sub-Adviser” or “Ecofin”) became our sub-adviser. The Adviser has delegated certain responsibilities for managing our investments to the Sub-Adviser, including managing the assets of the Fund in accordance with the Fund’s investment objectives, policies, and restrictions, subject to the oversight of the Board and supervision of the Adviser. The appointment of the Sub-Adviser was approved by the Board of Directors on September 4, 2020. The addition of the Sub-Adviser does not impact the management and personnel providing investment advisory services to the Fund or the overall investment advisory services provided to the Fund.

The initial advisory agreement was renewed by our Board of Directors. Unless terminated earlier as described below, the Advisory Agreement between the Fund and the Adviser will continue in effect through December 31, 2021 (except that the Sub-Advisory Agreement will operate under an initial two-year period) and will remain in effect from year to year thereafter if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and in either case, upon approval by a majority of our directors who are not interested persons or parties to the Advisory Agreement. The basis for subsequent continuations of the Advisory Agreement will be provided in annual or semi-annual reports to stockholders for the periods during which such continuations occur.

The principal business address of our Adviser is 6363 College Boulevard, Suite 100A, Overland Park, Kansas 66211. Our Adviser specializes in essential assets. Our Adviser was formed in 2002.

Our Adviser and Sub-Adviser are indirectly controlled by Lovell Minnick Partners LLC (“Lovell Minnick”) and wholly-owned by TortoiseEcofin. A vehicle formed by Lovell Minnick and owned by certain private funds sponsored by Lovell Minnick and a group of institutional co-investors owns a controlling interest in TortoiseEcofin.

Through its family of registered investment advisers, including our Adviser and Sub-Adviser, TortoiseEcofin provides investors access to essential assets and income solutions. TortoiseEcofin invests in essential assets – those assets and services that are indispensable to the economy and society. With a steady wins approach and a long-term perspective, TortoiseEcofin strives to make a positive impact on clients and communities. TortoiseEcofin’s expertise spans traditional energy investing across the entire energy value chain, sustainable infrastructure including wind, solar and water infrastructure, credit investing, direct lending to social impact projects and index construction. Through a variety of investment vehicles, TortoiseEcofin provides access to a wide range of client solutions, focused on their evolving needs. TortoiseEcofin, through its family of registered investment advisers, had $8.5 billion assets under advisement as of December 31, 2021.

In addition to portfolio management services, our Adviser is obligated to supply our Board and officers with certain statistical information and reports, to oversee the maintenance of various books and records and to arrange for the preservation of records in accordance with applicable federal law and regulations. Under the Advisory Agreement, we pay the Adviser quarterly, as compensation for the services rendered by it, a fee equal on an annual basis to 1.25% of our daily Managed Assets. “Managed Assets” means total assets (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage and the aggregate liquidation preference of any outstanding preferred stock). The Adviser will pay the Sub-Adviser a fee on an annual basis of 1.05% of the daily Managed Assets allocated to the Sub-Adviser. We will not pay any direct fee to the Sub-Adviser. The fees are payable for each calendar quarter within five days after the end of that quarter.

Because the management fees paid to our Adviser are based upon a percentage of our Managed Assets, fees paid to our Adviser are higher when we are leveraged; thus, our Adviser will have an incentive to leverage us. Our Adviser intends to leverage us only when it believes it will serve the best interests of our stockholders. The fees are payable for each calendar quarter within five days after the end of that quarter.

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The Advisory Agreement provides that we will pay all expenses other than those expressly stated to be payable by our Adviser, which expenses payable by us will include, without implied limitation: (1) expenses of maintaining and continuing our existence and related overhead, including, to the extent services are provided by personnel of our Adviser or its affiliates, office space and facilities, training and benefits, (2) commissions, spreads, fees and other expenses connected with the acquisition, holding and disposition of securities and other investments, including placement and similar fees in connection with direct placements entered into on our behalf, (3) auditing, accounting, tax and legal service expenses, (4) taxes and interest, (5) governmental fees, (6) expenses of listing our shares with a stock exchange, and expenses of issue, sale, repurchase and redemption (if any) of our shares, (7) expenses of registering and qualifying us and our shares under federal and state securities laws and of preparing and filing registration statements and amendments for such purposes, (8) expenses of communicating with stockholders, including website expenses and the expenses of preparing, printing and mailing press releases, reports and other notices to stockholders and of meetings of stockholders and proxy solicitations therefor, (9) expenses of reports to governmental officers and commissions, (10) insurance expenses, (11) association membership dues, (12) fees, expenses and disbursements of custodians and subcustodians for all services to us (including without limitation safekeeping of funds, securities and other investments, keeping of books, accounts and records, and determination of net asset value), (13) fees, expenses and disbursements of transfer agents, distributions and interest paying agents, stockholder servicing agents, registrars and administrator for all services to us, (14) compensation and expenses of our directors who are not members of our Adviser’s organization, (15) pricing, valuation, and other consulting or analytical services employed in considering and valuing our actual or prospective investments, (16) all expenses incurred in connection with leveraging of our assets through a line of credit or other indebtedness or issuing and maintaining notes or preferred stock, (17) all expenses incurred in connection with offerings of our common and preferred stock and debt securities including, without limitation, common shares and preferred and debt securities, (18) fees and expenses incurred in connection with our share repurchases pursuant to Rule 23c-3 under the 1940 Act, (19) such non-recurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims and our obligation to indemnify our directors, officers and stockholders with respect thereto, and (20) any management fee.

The Advisory Agreement provides that our Adviser will not be liable in any way for any default, failure or defect in any of the securities comprising the portfolio if it has satisfied the duties and the standard of care, diligence and skill set forth in the Advisory Agreement. However, our Adviser will be liable to us for any loss, damage, claim, cost, charge, expense or liability resulting from our Adviser’s willful misconduct, bad faith or gross negligence or disregard by our Adviser of our Adviser’s duties or standard of care, diligence and skill set forth in the Advisory Agreement or a material breach or default of our Adviser’s obligations under the Advisory Agreement.

The Advisory Agreement and the Sub-Advisory Agreement each provides that it may be terminated by us at any time, without the payment of any penalty, by our Board of Directors or by the vote of the holders of a majority of the outstanding voting securities of the Fund on 60 days written notice to the Adviser or the Sub-Adviser, respectively. The Sub-Advisory Agreement also provides that it may be terminated by the Adviser on 60 days written notice to the Sub-Adviser. The Sub-Advisory Agreement provides that it will terminate automatically in the event of the termination of the Advisory Agreement. The Advisory Agreement provides that it may be terminated by the Adviser, at any time, without the payment of any penalty, upon 60 days written notice to the Fund. The Sub-Advisory Agreement provides that it may be terminated by the Sub-Adviser, at any time, without the payment of any penalty, upon 60 days written notice. Each of the Advisory Agreement and the Sub-Advisory Agreement also provides that it will automatically terminate in the event of an “assignment” (as defined in the 1940 Act).

Pursuant to the Advisory Agreement, for the period ended September 30, 2021, the Fund paid the Adviser $2,712,866, for the period ended September 30, 2020, the Fund paid the Adviser $2,783,071, and for the period ended September 30, 2019, the Fund paid the Adviser $1,853,532.

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Expense Limitation and Reimbursement Arrangement

Pursuant to an Expense Limitation and Reimbursement Agreement, through February 28, 2023, the Adviser has agreed to reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses”) will not exceed 0.25% of daily Managed Assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.25% of daily Managed Assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within the three-year period after the Adviser bears the expense; provided, however, that the Adviser may recapture a Specified Expense in the same year it is incurred. “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including organizational and certain offering costs, with the exception of (i) any management fee, (ii) any distribution fee, (iii) brokerage costs, (iv) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (v) taxes, and (vi) extraordinary expenses (as determined in the sole discretion of the Adviser).

Private Sustainable Infrastructure Investment Committee

The Private Sustainable Infrastructure Investment Committee (the “PSIIC”) oversees the construction and investment of all social impact portfolios as well as evaluates the social impact market environment for the purpose of making recommendations pertaining to portfolio strategies, themes and risk characteristics. As such, the PSIIC reviews the overall investment process, procedures and practices necessary to ensure the portfolios are in compliance with portfolio investment guidelines and company investment outlooks.

The PSIIC will also be responsible for reviewing and monitoring the investment activities and determining allocations (pursuant to the Adviser’s and the Sub-Adviser’s allocation policy) of all social impact securities. The members of the PSIIC have the following years of experience: Matthew Ordway–19 years, Brent Newcomb–17 years, Jerry Polacek–20 years, David Sifford–22 years, Gary P. Henson–31 years and P. Bradley Adams–37 years.

In addition, the Private Sustainable Infrastructure Credit Committee, a related committee of the PSIIC, reviews, evaluates, approves and monitors directly originated social impact investments. The Private Sustainable Infrastructure Credit Committee is composed of David Sifford, Ed Russell, Vince Cubbage, Maneesh Jhunjhunwala, Matt Sallee and Stephen Pang.

Subject to the oversight of our Board of Directors and pursuant to the Advisory Agreement, the PSIIC is responsible for the day to day operations of the Fund, including executing investment decisions as well as managing and monitoring investments.

The following table provides information about the number of and total assets in other accounts managed on a day-to-day basis by each member of the PSIIC as of September 30, 2021, unless otherwise noted.

Name of Manager	Number of Accounts	Total Assets of Accounts	Number of Accounts Paying a Performance Fee	Total Assets of Accounts Paying a Performance Fee
Brent Newcomb
Registered Investment Companies	1	$95,901,287	0	$0
Other Pooled Investment Vehicles	5	$144,569,610	0	$0
Other Accounts	2	$32,962,104	0	$0

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Name of Manager	Number of Accounts	Total Assets of Accounts	Number of Accounts Paying a Performance Fee	Total Assets of Accounts Paying a Performance Fee
Gary P. Henson
Registered Investment Companies	1	$95,901,287	0	$0
Other Pooled Investment Vehicles	5	$144,569,610	0	$0
Other Accounts	2	$32,962,104	0	$0
Jerry Polacek
Registered Investment Companies	1	$95,901,287	0	$0
Other Pooled Investment Vehicles	6	$266,752,588	0	$0
Other Accounts	3	$38,433,018	0	$0
David Sifford
Registered Investment Companies	1	$95,901,287	0	$0
Other Pooled Investment Vehicles	5	$144,569,610	0	$0
Other Accounts	2	$32,962,104	0	$0
P. Bradley Adams
Registered Investment Companies	1	$95,901,287	0	$0
Other Pooled Investment Vehicles	5	$266,752,588	0	$0
Other Accounts	2	$32,962,104	0	$0
Matthew Ordway
Registered Investment Companies	1	$99,220,513	0	$0
Other Pooled Investment Vehicles	6	$246,112,563	0	$0
Other Accounts	2	$33,889,551	0	$0

The members of the PSIIC do not receive any direct compensation from the Fund or any other of the managed accounts reflected in the table above. TortoiseEcofin’s compensation strategy is to offer competitive earnings for like positions in the investment adviser industry. Each of Messrs. Newcomb, Henson, Polacek, Sifford, Adams and Ordway receives a base salary for the services he provides and is also eligible for an annual bonus. The annual bonus is discretionary. A portion of the bonus amount may be deferred for certain key employees and may increase over a defined vesting period based on a measured rate of return tied to the applicable entity’s performance. Additional benefits received by Messrs. Sifford, Newcomb, Henson, Polacek, Ordway and Adams are normal and customary employee benefits generally available to all full-time employees. Each of Messrs. Newcomb, Henson, Polacek, Sifford, Adams and Ordway owns an equity interest in TortoiseEcofin, which indirectly wholly owns the Adviser and the Sub-Adviser, and each thus benefits from increases in the net income of the Adviser and the Sub-Adviser.

The following table shows the dollar range of equity securities owned by the members of the PSIIC in the Fund as of September 30, 2021, unless otherwise noted.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund(1)
Brent Newcomb	None
Gary P. Henson	$100,001–$500,000
David Sifford	None
P. Bradley Adams	$50,001–$100,000
Jerry Polacek	None
Matthew Ordway (11/30/21)	None

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or Over $1,000,000.

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Conflicts of Interest

Common Shareholders should be aware that there will be occasions when the Adviser may encounter potential conflicts of interest in connection with the Fund. If any matter arises that the Adviser determines in its good faith judgment constitutes an actual conflict of interest, the Adviser may take such actions as it determines may be necessary or appropriate, within the context of the Advisory Agreement, to ameliorate the conflict. There can be no assurance that the Adviser will identify or resolve all conflicts of interest in a manner that is favorable to the Fund. The following discussion enumerates certain potential conflicts of interest, which should be carefully evaluated before making an investment in the Fund.

Other Fees. The Adviser and its affiliates may be entitled to receive cash and non-cash commitment, break-up, monitoring, directors’, organizational, set-up, advisory, investment banking, underwriting, syndication and other similar fees in connection with the purchase, monitoring or disposition of investments or from unconsummated transactions, including warrants, options, derivatives and other rights in respect of securities owned by the Fund. The Common Shareholders will not receive any benefit from fees that are (i) paid to the Adviser or any of its affiliates from an issuer in which the Fund or another TortoiseEcofin investment fund has an interest and (ii) applied in whole or in part to offset management fees payable by holders in such other TortoiseEcofin investment fund, and such fees will not offset any management fees payable by Common Shareholders.

Moreover, TortoiseEcofin and its personnel may receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of the Fund which will also not be subject to any offset against the management fee or otherwise shared with the Fund, its Common Shareholders and/or the Issuers. For example, airline travel or hotel stays incurred as Fund expenses typically result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to TortoiseEcofin and/or such personnel (and not the Fund, its Common Shareholders and/or the issuers) even though the cost of the underlying service is borne by the Fund and/or the issuers.

Other Activities of Management. TortoiseEcofin personnel (including investment team members of the Adviser and members of the PSIIC) will devote such time as shall be reasonably necessary to conduct the business affairs of the Fund in an appropriate manner. TortoiseEcofin personnel will work on the business and operation of TortoiseEcofin and other projects, including TortoiseEcofin’s other investment funds, managed accounts and other vehicles, and, therefore, conflicts exist in the allocation of resources in connection with such other activities, including due to TortoiseEcofin’s internal policies such as policies with regards to information barriers and compliance with applicable law and regulation. The Fund will have no interest in other investments, funds, vehicles, accounts or other matters and it is possible that the investments held by such funds, vehicles and accounts may be in competition with those of the Fund. In this regard, for example, portfolio managers and members of the PSIIC of the Adviser devote a substantial amount of their business time to the affairs of the Adviser’s other funds and operations.

Allocation of Investment Opportunities with Other Vehicles; Conflicting Fiduciary Duties to Other Collective Investment Vehicles. As a general matter, there can be no assurances that all investment opportunities identified by the Adviser will be made available to the Fund. The Adviser is able to make certain private investments outside the Fund. Consistent with the foregoing, the Adviser expects, from time to time, to be presented with investment opportunities that fall within the investment objective of the Fund and other Adviser-sponsored investment funds, vehicles and accounts, joint ventures and similar partnerships or arrangements including, without limitation, co-invest funds, any successor fund to the Fund and registered investment companies, in each case, whether now existing or established in the future (collectively, “Other TortoiseEcofin Accounts”), and in such circumstances, the Adviser will allocate such opportunities (including any related co-investment opportunities) to the Fund and Other TortoiseEcofin Accounts (including, without limitation, an allocation of 100% of such an opportunity to such Other TortoiseEcofin Accounts) on a basis that

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the Adviser determines in its sole discretion to be fair and reasonable in accordance with the Adviser’s allocation policy and procedures. In this regard, the Adviser currently serves as investment adviser for Other TortoiseEcofin Accounts with investment objectives that overlap with the Fund’s investment objective, and the Adviser may establish additional Other TortoiseEcofin Accounts with investment objectives, mandates and policies that are substantially similar to those of the Fund. The Adviser may allocate investment opportunities to such Other TortoiseEcofin Accounts, and such Other TortoiseEcofin Accounts may compete with the Fund for specific transactions. The Adviser may consider the tax consequences of an investment on the Fund and on Other TortoiseEcofin Accounts, and may determine to allocate all or a larger portion of an investment opportunity than it otherwise would to the Fund or Other TortoiseEcofin Account if it determines that the tax character of the investment is better suited for the Fund or Other TortoiseEcofin Account, as applicable.

The Adviser may give advice and recommend securities to, or buy or sell securities for, the Fund, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, Other TortoiseEcofin Accounts, even though their investment objectives may be the same as, or similar to, the Fund’s objectives. There may be times when an investment is suitable for the Fund, but the Adviser allocates the opportunity to Other TortoiseEcofin Accounts because the Adviser determines the investment opportunity is more appropriate for such Other TortoiseEcofin Account’s mandate.

From time to time, the Adviser may seed proprietary accounts for the purpose of evaluating a new investment strategy that eventually may be available to Common Shareholders through one or more product structures. Such accounts may also serve the purpose of establishing a performance record for the strategy. The Adviser’s management of accounts with proprietary interests and non-proprietary client accounts may create an incentive to favor the proprietary accounts in the allocation of investment opportunities, and the timing and aggregation of investments. The Adviser has adopted various policies to mitigate these conflicts, including policies that require the Adviser to avoid favoring any account. The Adviser’s policies also require transactions in proprietary accounts to be placed after client transactions.

Co-Investment Opportunities. As a registered investment company under the 1940 Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside the Other TortoiseEcofin Accounts. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the 1940 Act, the Fund may co-invest with Other Clients (including co-investment or other vehicles in which the Firm or its personnel invest and that co-invest with such Other Clients) in investments that are suitable for the Fund one or more of such Other Clients. Even if the Fund and any such Other Clients and/or co-investment or other vehicles invest in the same securities, conflicts of interest may still arise.

The Fund has received an exemptive order from the SEC that permits it, among other things, to co-invest with certain Other TortoiseEcofin Accounts, subject to terms and conditions. Such order may restrict the Fund’s ability to enter into follow-on investments or other transactions. Pursuant to such order, the Fund may co-invest in a negotiated deal with certain affiliates of the Adviser or Other TortoiseEcofin Accounts, subject to terms and conditions. The Fund may also receive an allocation in such a deal alongside affiliates pursuant to other mechanisms to the extent permitted by the 1940 Act.

Investments in Which Another TortoiseEcofin Fund Has a Different Principal Investment. Subject to the limitation of the 1940 Act, the Fund may make investments in issuers in which TortoiseEcofin-affiliated investment funds, vehicles or separately managed accounts have or are concurrently making a different principal investment at the time of the Fund’s investment, and investment funds that have been or may be formed by TortoiseEcofin may invest in issuers in which the Fund has made an investment. In such situations, the Fund and such other TortoiseEcofin-affiliated investment funds may have conflicting interests (e.g., over the terms of their respective investments). If the issuer in which the Fund holds a debt investment and in which a TortoiseEcofin affiliate has a different principal investment becomes distressed or defaults on its obligations under such

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investment, the Fund will be limited in what actions it can take. In that regard, actions may be taken for the other TortoiseEcofin entities that are adverse to the Fund. In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among the potential Common Shareholders and the respective terms thereof. There can be no assurance that the return on the Fund’s investments will be equivalent to or better than the returns obtained by the other affiliates participating in the transaction. It is possible that in a bankruptcy, insolvency or similar proceeding the Fund’s interest may be subordinated or otherwise adversely affected by virtue of the involvement and actions of an affiliate of TortoiseEcofin relating to its investment.

Personnel. The Adviser and its affiliates from time to time hire short-term or long-term personnel (or interns) who may be relatives of or are otherwise associated with an investor, issuer or a service provider. Although reasonable efforts are made to mitigate any potential conflicts of interest with respect to each particular situation, there is no guarantee that the Adviser can control for all such potential conflicts of interest, and there may continue to be an ongoing appearance of a conflict of interest.

TortoiseEcofin Policies and Procedures. Policies and procedures implemented by TortoiseEcofin from time to time (including as may be implemented in the future) to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions may reduce the synergies across TortoiseEcofin’s areas of operation or expertise that the Fund expects to draw on for purposes of pursuing attractive investment opportunities. The information, which could be of benefit to the Fund, might become restricted to certain business units within TortoiseEcofin and otherwise be unavailable to the Fund. TortoiseEcofin may implement certain policies and procedures that may reduce the positive synergies that TortoiseEcofin seeks to cultivate across its businesses. Additionally, the terms of confidentiality or other agreements with or related to companies in which TortoiseEcofin has made or has considered making an investment or which is otherwise an advisory client of TortoiseEcofin may restrict or otherwise limit the ability of the Fund and/or its issuers and their affiliates to make investments in or otherwise engage in businesses or activities competitive with such Issuers. TortoiseEcofin may enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although may be intended to provide greater opportunities for the Fund, may require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take.

Valuation Matters. The fair value of all investments, of property received in exchange for any Investments, assets and liabilities will be determined by the Adviser in accordance with the Fund’s Fair Valuation Policy and Procedures. Accordingly, the carrying value of an investment may not reflect the price at which such investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. Valuations are subject to determinations, judgments and opinions and other third parties or Common Shareholders may disagree with such valuations. The valuation of investments will affect the amount of management fees payable to the Adviser.

Additional Potential Conflicts. The officers, directors, members, managers and employees of the Adviser may trade in securities for their own accounts, subject to restrictions and reporting requirements as may be required by law or otherwise determined from time to time by the Adviser. For the avoidance of doubt, the Fund may sell investments to any third party, including Common Shareholders in the Fund and other Common Shareholders in investment vehicles managed or sponsored by TortoiseEcofin.

Service Providers. Certain service providers, or their affiliates (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, investment or commercial banking firms and certain other advisors and agents) to the Fund, TortoiseEcofin or their issuers provide goods or services to or have business, personal, political, financial or other relationships with TortoiseEcofin. Such service providers may be Common Shareholders in the Fund, affiliates of the Adviser, sources of investment opportunities or co-Common Shareholders or counterparties therewith. These relationships may influence the Adviser in deciding whether to select or recommend such a service provider to perform services for the Fund or an issuer (the cost of which will generally be borne directly or indirectly by the Fund or such issuer, as applicable).

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Notwithstanding the foregoing, investment transactions for the Fund that require the use of a service provider will generally be allocated to service providers on the basis of the Adviser’s judgment as to best execution, the evaluation of which includes, among other considerations, such service provider’s provision of certain investment-related services that the Adviser believes to be of benefit to the Fund. In certain circumstances, advisors and service providers, or their affiliates, may charge different rates or have different arrangements for services provided to TortoiseEcofin, the Adviser or their affiliates as compared to services provided to the Fund and its issuers, which may result in more favorable rates or arrangements than those payable by the Fund or such issuers.

Code of Ethics

We, our Adviser and Sub-Adviser have each adopted a Code of Ethics under Rule 17j-1 of the 1940 Act (collectively, the “Codes of Ethics”), which is applicable to officers, directors and designated employees of ours, our Adviser and the Sub-Adviser, and subject to certain limitations, the Codes of Ethics permit those officers, directors and designated employees (“Covered Persons”) to invest in securities, including securities that may be purchased or held by us. The Codes of Ethics contain provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities of Covered Persons and the interests of investment advisory clients such as ours. Among other things, the Codes of Ethics prohibit certain types of transactions absent prior approval, imposes time periods during which personal transactions may not be made in certain securities, and requires submission of duplicate broker confirmations and statements and quarterly reporting of securities transactions. Exceptions to these and other provisions of the Codes of Ethics may be granted in particular circumstances after review by appropriate personnel.

The Codes of Ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. The Codes of Ethics are also available on our website at http://www.tortoiseecofin.com.

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PORTFOLIO TRANSACTIONS

Execution of Portfolio Transactions

Our Adviser is responsible for decisions to buy and sell securities for us, broker-dealer selection, negotiation of brokerage commission rates and management of our covered call strategy. Our Adviser’s primary consideration in effecting a security transaction will be to obtain the best execution. In selecting a broker-dealer to execute each particular transaction, our Adviser will initially consider its ability to execute transactions at the most favorable prices and lowest overall execution costs, while also taking into consideration other relevant factors, such as the reliability, integrity and financial condition of the broker-dealer, the size of and difficulty in executing the order and the quality of execution and custodial services. The determinative factor is not necessarily the lowest possible transaction cost, but whether the transaction represents the best qualitative execution for us. Our Adviser periodically evaluates the execution performance of brokers executing its transactions. Our Adviser does not adhere to any rigid formulas in making the selection of the applicable broker-dealer, but weighs a combination of the criteria discussed above.

Our Adviser receives research from some of the brokers with which our Adviser places trades on the Fund’s behalf. Research or other services paid for through broker commissions may or may not be useful in servicing our account. To this effect, broker-dealer trade volumes are periodically reviewed to verify such activity is not excessive or materially impactful to us.

We may, from time to time, enter into arrangements with placement agents in connection with direct placement transactions. In evaluating placement agent proposals, our Adviser will consider each broker’s access to issuers of essential asset company securities and experience in essential asset markets, particularly the direct placement market. In addition to these factors, our Adviser will consider whether the proposed services are customary, whether the proposed fee schedules are within the range of customary rates, whether any proposal would obligate us to enter into transactions involving a minimum fee, dollar amount or volume of securities, or into any transaction whatsoever, and other terms such as indemnification provisions.

Subject to such policies as the Board may from time to time determine, our Adviser will not be deemed to have acted unlawfully or to have breached any duty solely by reason of its having caused us to pay a broker or dealer that provides brokerage and research services to our Adviser an amount of commission for effecting an investment transaction in excess of the amount of commission another broker or dealer would have charged for effecting that transaction, if our Adviser determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities of our Adviser with respect to us and to other clients of our Adviser as to which our Adviser exercises investment discretion. Our Adviser is further authorized to allocate the orders placed by it on our behalf to such brokers and dealers who also provide research or statistical material or other services to us or our Adviser. Such allocation will be in such amounts and proportions as our Adviser will determine and our Adviser will report on said allocations regularly to our Board of Directors indicating the brokers to whom such allocations have been made and the basis therefor.

During the fiscal year ended September 30, 2021, the Fund did not pay any brokerage commissions. During the same period, the Fund did not pay any brokerage commissions to any broker that is an affiliated person of the Fund, is an affiliated person of an affiliated person of the Fund, or has an affiliated person that is an affiliated person of the Fund, the Adviser or Quasar Distributors, LLC, the principal underwriter and distributor of the Fund’s Common Shares. During the same period, the Fund did not acquire securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act) or their parent companies.

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Portfolio Turnover

Our annual portfolio turnover rate may vary greatly from year to year. We may, but under normal conditions, do not intend to, engage in frequent and active trading of portfolio securities.

Although we cannot accurately predict our portfolio turnover rate, we expect to maintain relatively low turnover of our core investment portfolio following our initial investment period of approximately one year. As such, on an overall basis, our annual turnover rate may exceed 50%. A high turnover rate involves greater trading costs to us and may result in greater realization of taxable capital gains.

For the fiscal year ended September 30, 2021, the Fund’s portfolio turnover rate was 24%.

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CONTROL PERSONS

A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. Such person may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders. As of December 31, 2021, the Fund did not know of any person or entity who “controlled” the Fund.

A principal shareholder is any person who owns of record or is known by the Fund to own of record or beneficially 5% or more of any class of Common Shares. Except as noted below in the table, to the Fund’s knowledge, no persons own of record 5% or more of any class of the Fund’s shares, and no person is reflected on the books and records of the Fund as owning beneficially 5% or more of the outstanding shares of any class of the Fund as of December 31, 2021 based on Common Shares outstanding.

Name and Address	Number of Fund Common Shares	Percent of Class
Charles Schwab & Co Inc Special Custody A/C FBO Customers Attn: Mutual Funds 211 Main Street San Francisco, CA 94105-1905	11,075,700	51.9%

National Financial Services LLC 499 Washington Blvd, 4th FL Jersey City, NJ 07310-1995	8,574,756	40.2%

As of December 31, 2021, the directors and officers of the Fund as a group owned less than 1% of the Fund’s Common Shares.

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DETERMINATION OF NET ASSET VALUE

The price of the Fund’s Common Shares is based on the NAV. The NAV of the Common Shares is calculated by dividing the total assets of the class, less the liabilities of the class, by the number of shares outstanding of the class. The Fund’s NAV is calculated at the close of regular trading of the NYSE, which is generally 4:00 p.m., Eastern time. The NAV will not be calculated nor may investors purchase or redeem Fund shares on days that the NYSE is closed for trading, even though certain Fund securities (i.e., foreign or debt securities) may trade on days the NYSE is closed, and such trading may materially affect the NAV of the Fund’s Common Shares.

The Fund’s assets are generally valued at their market price using valuations provided by independent pricing services. When market quotations are not readily available, a security or other asset is valued at its fair value as determined under fair value pricing procedures approved by the Board of Directors. These fair value pricing procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Adviser to believe that a security’s last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Fund is accurately priced. The Board of Directors will regularly evaluate whether the Fund’s fair value pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through the application of such procedures by the Fund’s valuation committee.

When fair value pricing is employed, security prices that the Fund uses to calculate its NAV may differ from quoted or published prices for the same securities. Due to the subjective and variable nature of fair value pricing, it is possible that the fair value determined for a particular security may be materially different (higher or lower) than the price of the security quoted or published by others, the value when trading resumes, and/or the value realized upon the security’s sale. Therefore, if a shareholder purchases or redeems Fund shares when the Fund holds securities priced at a fair value, the number of shares purchased or redeemed may be higher or lower than it would be if the Fund were using market value pricing.

Certain foreign securities may be valued at intraday market values in such foreign markets. Additionally, in the case of foreign securities, the occurrence of certain events (such as a significant surge or decline in the U.S. or other markets) after the close of foreign markets, but prior to the time the Fund’s NAV is calculated will often result in an adjustment to the trading prices of foreign securities when foreign markets open on the following business day. If such events occur, the Fund will value foreign securities at fair value, taking into account such events, in calculating the NAV. In such cases, use of fair value pricing can reduce an investor’s ability to profit by estimating each affected Fund’s NAV in advance of the time the NAV is calculated. The Fund’s investments in smaller or medium capitalization companies and certain debt securities are more likely to require a fair value determination because they may be more thinly traded and less liquid than securities of larger companies. It is anticipated that the Fund’s portfolio holdings will be fair valued only if market quotations for those holdings are unavailable or considered unreliable.

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TAXES

Set forth below is a discussion of certain U.S. federal income tax considerations affecting the Fund and the purchase, ownership and disposition of Common Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold Common Shares as capital assets. For these purposes, a U.S. shareholder is an individual who is a citizen or resident of the U.S., a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in Common Shares. This discussion is based upon provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including, without limitation, if you are a dealer in securities or currencies, a financial institution, an insurance company, a partnership or other pass-through entity for U.S. federal income tax purposes, a real estate investment trust, a tax-exempt organization, a U.S. shareholder whose “functional currency” is not the U.S. dollar, a trader in securities that has elected the mark-to-market method of accounting for your securities, a person liable for alternative minimum tax, a non-U.S. shareholder, or a person holding Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or a straddle. In addition, this discussion does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase of Common Shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of Common Shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Taxation of the Fund

The Fund has elected to be treated, and intends to qualify each taxable year, as a regulated investment company (a “RIC”) under Subchapter M of the Code, and intends to satisfy conditions which will enable interest income from municipal securities, which is exempt from federal income tax in the hands of the Fund, to qualify as exempt-interest dividends when distributed to Common Shareholders.

To qualify under Subchapter M for the favorable tax treatment accorded to RICs, the Fund must, among other things: (1) distribute to its shareholders in each taxable year at least 90% of the sum of its investment company taxable income (generally, its ordinary income and the excess of any net short-term capital gain over net long-term capital loss) and its tax-exempt income (reduced by certain disallowed expenses); (2) derive in each taxable year at least 90% of its gross income from: (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (3) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities, with these other securities limited, with respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships.

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As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders. The Fund intends to distribute to its shareholders substantially all of its investment company taxable income and net capital gain.

A RIC that fails to distribute, by the close of each calendar year, an amount at least equal to the sum of 98% of its ordinary taxable income (not taking into account any capital gain or loss) for such calendar year and 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period generally ending on October 31 of such calendar year, plus any shortfalls from any prior year’s required distribution, is liable for a nondeductible 4% excise tax on the portion of the undistributed amounts of such income that are less than the required percentages of such distributions. For these purposes, the Fund will be deemed to have distributed any income on which it paid federal income tax.

If the Fund failed to qualify for the special tax treatment accorded to RICs in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, even if such income were distributed to its shareholders, and all distributions out of earnings and profits (including distributions of tax-exempt income) would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Distributions

The Fund intends to qualify to pay “exempt-interest dividends,” as defined under the Code, to its Common Shareholders. If, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of state or local obligations described in Section 103(a) of the Code, the Fund will qualify to pay exempt-interest dividends to its Common Shareholders. An exempt-interest dividend is any dividend or part thereof (other than a capital gain dividend) paid by the Fund that is attributable to tax-exempt interest on municipal securities and that is so reported by the Fund to its shareholders. The Fund may make investments that generate income that is subject to federal income tax, including derivative instruments whose value relates to municipal securities. The Fund will not be eligible to pay exempt-interest dividends with respect to income it derives from such investments. Exempt-interest dividends will be exempt from federal income tax, subject to the possible application of the federal alternative minimum tax, as discussed below.

Distributions to Common Shareholders by the Fund of ordinary income other than tax-exempt interest (including “market discount” realized by the Fund on the sale of municipal securities), and of net short-term capital gains, if any, realized by the Fund, will be taxable to Common Shareholders as ordinary income to the extent that such distributions are paid out of the Fund’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions, if any, of net capital gains (including gains realized by the Fund on the sale of municipal securities) that are properly reported by the Fund as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the Common Shareholder has owned Common Shares of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Common Shareholder as a return of capital which is applied against and reduces the Common Shareholder’s basis in his or her Common Shares. To the extent that the amount of any such distribution exceeds the Common Shareholder’s basis in his or her shares, the excess will be treated by the Common Shareholder as gain from a sale or exchange of the Common Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by individuals and other non-corporate shareholders.

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Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Common Shares of the Fund pursuant to the Plan. Common Shareholders receiving distributions in the form of additional Common Shares of the Fund will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to Common Shareholders of record on a specified date in one of those months, and paid during the following January, will be treated as having been distributed by the Fund (and received by Common Shareholders) on December 31 of the year in which declared.

A portion of the Fund’s expenditures that would otherwise be deductible may not be allowed as deductions by reason of the Fund’s investment in municipal securities. Such disallowed portion will generally be the same percentage of the Fund’s aggregate expenses as the percentage of the Fund’s aggregate income (other than capital gain income) that constitutes exempt-interest income from municipal securities. A similar disallowance rule also applies to interest expense paid or incurred by the Fund, if any. Such disallowed deductions, if any, will reduce the amount that the Fund can report as exempt-interest dividends by the disallowed amount. As a result, income distributions by the Fund in excess of the amount of the Fund’s exempt-interest dividends may be taxable as ordinary income.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.

The Internal Revenue Service (the “IRS”) currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as tax-exempt income, ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred stock, the Fund intends to allocate exempt-interest dividends and capital gain dividends, if any, between its Common Shares and preferred stock in proportion to the total dividends paid to each class with respect to such tax year.

Shareholders will be notified annually as to the U.S. federal tax status of distributions.

Federal law imposes an alternative minimum tax with respect to individuals. Interest on certain municipal securities, such as bonds issued to make certain loans for housing purposes or to private entities (but not to certain tax-exempt organizations such as universities and non-profit hospitals) is included as an item of tax preference in determining the amount of a taxpayer’s alternative minimum taxable income. To the extent that the Fund receives income from municipal securities subject to the federal alternative minimum tax, a portion of the dividends paid by the Fund, although otherwise exempt from federal income tax, will be taxable to Common Shareholders to the extent that their tax liability will be determined under the alternative minimum tax. The Fund will annually supply Common Shareholders with a report indicating the percentage of the Fund’s income attributable to municipal securities subject to the federal alternative minimum tax.

Because the Fund may invest in private activity bonds, the interest on which is not exempt from U.S. federal income tax for investors who are “substantial users” of the facilities financed by such bonds or “related persons” of such “substantial users,” the Fund may not be an appropriate investment for Common Shareholders who are considered either a “substantial user” or a “related person” within the meaning of the Code. Prospective investors should consult their own tax advisors on whether they would constitute “substantial users” or “related persons” before investing in the Fund.

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Tax-exempt income, including exempt-interest dividends paid by the Fund, is taken into account in calculating the amount of social security and railroad retirement benefits that may be subject to U.S. federal income tax.

The Code provides that interest on indebtedness incurred or continued to purchase or carry assets such as Common Shares of the Fund is not deductible. Under rules used for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Common Shares may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Common Shares.

The Code provides that every Common Shareholder required to file a tax return must include for information purposes on such tax return the amount of exempt-interest dividends received from the Fund during the taxable year.

Sale or Exchange of Common Shares

Upon the sale or other disposition of Common Shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Common Shares. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Common Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Common Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

Losses realized by a Common Shareholder on the sale, exchange or other disposition of Common Shares held for six months or less are disallowed to the extent of any distribution of exempt-interest dividends received with respect to such Common Shares and, if not disallowed, such losses are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Common Shares. In addition, no loss will be allowed on the sale, exchange or other disposition of Common Shares if the owner acquires (including pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Common Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss.

The Fund intends to make quarterly offers to repurchase its outstanding Common Shares. Shareholders who tender all Common Shares held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its Common Shares or fewer than all Common Shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its Common Shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their Common Shares or fewer than all of whose Common Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund.

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to Common Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

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Nature of Fund’s Investments

Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions and (vii) produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.

These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.

Below Investment Grade Instruments

The Fund invests in below investment grade (high yield or unrated equivalent) instruments, commonly known as “high yield” or “junk” instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

Original Issue Discount

Investments by the Fund in zero coupon or other discount securities that are not tax-exempt obligations will result in income to the Fund equal to a portion of the excess of the face value of the securities over their issue price (the “original issue discount”) each year during which the Fund holds the securities, even if the Fund receives no cash interest payments. Original issue discount is included in determining the amount of income which the Fund must distribute to maintain its qualification for the favorable U.S. federal income tax treatment generally accorded to RICs and to avoid the payment of U.S. federal income tax and the nondeductible 4% excise tax. Because such income may not be matched by a corresponding cash distribution to the Fund, the Fund may be required to borrow money or dispose of other securities to be able to make distributions to its shareholders.

Market Discount Securities

In general, the Fund will be treated as having acquired a security with market discount if its stated redemption price at maturity (or, in the case of a security issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the security by more than a statutory de minimis amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any securities acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis.

Currency Fluctuations

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts,

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certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Foreign Taxes

An investment by the Fund in non-U.S. securities may be subject to non-U.S. withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.

Preferred Stock or Borrowings

If the Fund utilizes leverage through the issuance of preferred stock or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, distributions on Common Shares in certain circumstances. Limits on the Fund’s payments of distributions on Common Shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the nondeductible 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make distributions.

Backup Withholding

The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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PROXY VOTING POLICIES

The Board of Directors has approved proxy voting policies and procedures (“Proxy Policies”) wherein the Fund has delegated to the Adviser the responsibility for voting proxies relating to portfolio securities held by the Fund as part of the Adviser’s investment advisory services, subject to the supervision and oversight of the Board. Notwithstanding this delegation of responsibilities, however, the Fund retains the right to vote proxies relating to its portfolio securities. The fundamental purpose of the Proxy Policies is to ensure that each vote will be in a manner that reflects the best interest of the Fund and its stockholders, taking into account the value of the Fund’s investments.

In the event requests for proxies are received with respect to the voting of equity securities, on routine matters, such as election of directors or approval of auditors, the proxies usually will be voted with management unless the Adviser determines it has a conflict or the Adviser determines there are other reasons not to vote with management. On non-routine matters, such as amendments to governing instruments, proposals relating to compensation and stock option and equity compensation plans, corporate governance proposals and stockholder proposals, the Adviser will vote, or abstain from voting if deemed appropriate, on a case-by-case basis in a manner it believes to be in the best economic interest of its clients. In the event requests for proxies are received with respect to debt securities, the Adviser will vote on a case-by-case basis in a manner it believes to be in the best economic interest of its clients.

The Investment Committee of the Adviser, or the Designated Managing Director (as defined in the Adviser’s policy), is responsible for monitoring Adviser’s voting actions and ensuring that (i) proxies are received and forwarded to the appropriate decision makers; and (ii) proxies are voted in a timely manner upon receipt of voting instructions. The Adviser is not responsible for voting proxies it does not receive, but will make reasonable efforts to obtain missing proxies.

The Investment Committee of the Adviser, or the Designated Managing Director, shall implement procedures to identify and monitor potential conflicts of interest that could affect the proxy voting process, including (i) significant client relationships; (ii) other potential material business relationships; and (iii) material personal and family relationships.

All decisions regarding proxy voting shall be determined by the Investment Committee of the Adviser, or the Designated Managing Director, and shall be executed by the Designated Managing Director or another portfolio team Managing Director of the Adviser, or if the proxy may be voted electronically, electronically voted by any such Managing Director of the Adviser or his designee. Every effort shall be made to consult with the portfolio manager and/or analyst covering the security.

The Adviser may determine not to vote a particular proxy, if the costs and burdens exceed the benefits of voting (e.g., when securities are subject to loan or to share blocking restrictions).

The Adviser shall use commercially reasonable efforts to determine whether a potential conflict may exist, and a potential conflict shall be deemed to exist only if one or more of the members of the Investment Committee of the Adviser actually knew or should have known of the conflict. If a material conflict is identified, Adviser management may (i) disclose the potential conflict to the Board of Directors and obtain consent; or (ii) establish an ethical wall or other informational barrier between the persons involved in the conflict and the persons making the voting decisions.

All proxies will be voted in accordance with any applicable investment restrictions of the Fund and, to the extent applicable, any resolutions or other instructions approved by the Board.

Information regarding how we vote proxies will be available without charge by calling us at (866) 362-9331. You may also access this information on the SEC’s website at http://www.sec.gov. Our Adviser’s website at http://www.tortoiseec filed with the SEC.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 700 Nicollet Ave, Suite 500, Minneapolis, MN 55402, serves as our independent registered public accounting firm. Ernst  & Young LLP provides audit and audit-related services, and tax return preparation assistance to us.

ADMINISTRATOR, CUSTODIAN AND FUND ACCOUNTANT

U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (“USBGFS”), 615 East Michigan Street, Milwaukee, WI 53202, serves as our administrator and provide certain back-office support such as oversight and supervision of the payment of expenses and preparation of financial statements and related schedules. USBGFS receives a fee based on the daily net assets of the Fund, subject to an annual minimum.

U.S. Bank National Association, 1555 North Rivercenter Drive, Milwaukee, WI 53212, serves as our custodian.

USBGFS serves as our fund accountant.

ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including amendments thereto, relating to the shares offered hereby, has been filed by us with the SEC. The prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, such as the exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Registration Statement. Statements contained in the prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

FINANCIAL STATEMENTS

The audited financial statements and related report of Ernst & Young LLP, independent registered public accounting firm, are herein incorporated by reference from the Fund’s annual report for the year ended September 30, 2021 (the “Annual Report”). The Annual Report is available upon request, without charge, by calling the Fund toll free at (866) 362-9331.

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ECOFIN TAX-ADVANTAGED SOCIAL IMPACT FUND, INC.

STATEMENT OF ADDITIONAL INFORMATION

January 26, 2022

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APPENDIX A – RATING OF INVESTMENTS

DESCRIPTION OF S&P, MOODY’S AND FITCH RATINGS

S&P Global Ratings—A brief description of the applicable S&P Global Ratings and its affiliates (collectively, “S&P”) rating symbols and their meanings (as published by S&P) follows:

ISSUE CREDIT RATING DEFINITIONS

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term issue credit ratings are generally assigned to those obligations considered short- term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. We would typically assign a long-term issue credit rating to an obligation with an original maturity of greater than 365 days. However, the ratings we assign to certain instruments may diverge from these guidelines based on market practices Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings1

Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

•	The likelihood of payment—the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

•	The nature and provisions of the financial obligation, and the promise we impute; and

•

The protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

An issue rating is an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

1

The ratings indicated herein are believed to be the most recent ratings available at the date of this Statement of Additional Information for the securities listed. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings indicated do not necessarily represent ratings which would be given to these securities on the date of the Fund’s fiscal year end.

“AAA”	An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

“AA”	An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

“A”	An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

“BBB”	An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

“BB,” “B,” “CCC,” “CC,” and “C”	Obligations rated “BB,” “B,” “CCC,” “CC,” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

“BB”	An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

“B”	An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

“CCC”	An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

“CC”	An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred, but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

“C”	An obligation rated “C” is currently highly vulnerable to nonpayment and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

“D”	An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

*PLUS (+) OR MINUS (-)	Ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

“NR”	NR indicates that a rating has not been assigned or is no longer assigned.

Short-Term Issue Credit Ratings

“A-1”	A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

“A-2”	A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

“A-3”	A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

“B”	A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

“C”	A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

“D”	A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period.

However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Active Qualifiers (Currently applied and/or outstanding)

S&P Global Ratings uses the following qualifiers that limit the scope of a rating. The structure of the transaction can require the use of a qualifier such as a “p” qualifier, which indicates the rating addresses the principal portion of the obligation only. A qualifier appears as a suffix and is part of the rating.

Federal deposit insurance limit: “L” qualifier	Ratings qualified with “L” apply only to amounts invested up to federal deposit insurance limits.

Principal: “p” qualifier	This suffix is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The “p” suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.

Preliminary ratings: “prelim” qualifier	Preliminary ratings, with the “prelim” suffix, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by S&P Global Ratings of appropriate documentation. S&P Global Ratings reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

•  Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.

•  Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor’s emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s).

•  Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in S&P Global Ratings’ opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities.

•  Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, S&P Global Ratings would likely withdraw these preliminary ratings.

•  A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

Termination structures: “t” qualifier	This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

Counterparty instrument Rating: “cir” qualifier	This symbol indicates a counterparty instrument rating (CIR), which is a forward- looking opinion about the creditworthiness of an issuer in a securitization structure with respect to a specific financial obligation to a counterparty (including interest rate swaps, currency swaps, and liquidity facilities). The CIR is determined on an ultimate payment basis; these opinions do not take into account timeliness of payment.

Inactive qualifiers are no longer applied or outstanding.

Contingent upon final documentation: “*” inactive qualifier	This symbol indicated that the rating was contingent upon S&P Global Ratings’ receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

Termination of obligation to tender: “c” inactive qualifier	This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer was lowered to below an investment-grade level and/or the issuer’s bonds were deemed taxable. Discontinued use in January 2001.

U.S. direct government securities: “G” inactive qualifier	The letter “G” followed the rating symbol when a fund’s portfolio consisted primarily of direct U.S. government securities.

Public information ratings: “pi” inactive qualifier	This qualifier was used to indicate ratings that were based on an analysis of an issuer’s published financial information, as well as additional information in the public domain. Such ratings did not, however, reflect in-depth meetings with an issuer’s management and therefore could have been based on less comprehensive information than ratings without a “pi” suffix. Discontinued use as of December 2014 and as of August 2015 for Lloyd’s Syndicate Assessments.

Provisional ratings: “pr” inactive qualifier	The letters “pr” indicate that the rating was provisional. A provisional rating assumed the successful completion of a project financed by the debt being rated and indicates that payment of debt service requirements was largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, made no comment on the likelihood of or the risk of default upon failure of such completion.

Quantitative analysis of public information: “q” inactive qualifier	A “q” subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.

Extraordinary risks: “r” inactive qualifier	The “r” modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating. The absence of an “r” modifier should not be taken as an indication that an obligation would not exhibit extraordinary non-credit related risks. S&P Global Ratings discontinued the use of the “r” modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

Moody’s Investors Service, Inc.—A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

LONG-TERM OBLIGATIONS RATINGS

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody’s defines credit risk as the risk that an entity may not meet its contractual financial obligations as they come due and any estimated financial loss in the event of default or impairment. The contractual financial obligations2 addressed by Moody’s ratings are those that call for, without regard to enforceability, the payment of an ascertainable amount, which may vary based upon standard sources of variation (e.g., floating interest rates), by an ascertainable date. Moody’s rating addresses the issuer’s ability to obtain cash sufficient to service the obligation, and its willingness to pay.3 Moody’s ratings do not address non-standard sources of variation in the amount of the principal obligation (e.g., equity indexed), absent an express statement to the contrary in a press release accompanying an initial rating. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default.4 5

2	In the case of impairments, there can be a financial loss even when contractual obligations are met.

3	In some cases the relevant credit risk relates to a third party, in addition to, or instead of the issuer. Examples include credit-linked notes and guaranteed obligations.

4

For certain structured finance, preferred stock and hybrid securities in which payment default events are either not defined or do not match investors’ expectations for timely payment, long-term and short-term ratings reflect the likelihood of impairment and financial loss in the event of impairment.

5

Supranational institutions and central banks that hold sovereign debt or extend sovereign loans, such as the IMF or the European Central Bank, may not always be treated similarly to other investors and lenders with similar credit exposures. Long-term and short-term ratings assigned to obligations held by both supranational institutions and central banks, as well as other investors, reflect only the credit risks faced by other investors unless specifically noted otherwise.

Moody’s differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all structured finance ratings.6 The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same. The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody’s aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

Global Long-Term Rating Scale:

“Aaa”	Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.

“Aa”	Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

“A”	Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.

“Baa”	Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

“Ba”	Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.

“B”	Obligations rated “B” are considered speculative and are subject to high credit risk.

“Caa”	Obligations rated “Caa” are judged to be speculative of poor standing and are subject to very high credit risk.

“Ca”	Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C”	Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

6

Like other global scale ratings, (sf) ratings reflect both the likelihood of a default and the expected loss suffered in the event of default. Ratings are assigned based on a rating committee’s assessment of a security’s expected loss rate (default probability multiplied by expected loss severity), and may be subject to the constraint that the final expected loss rating assigned would not be more than a certain number of notches, typically three to five notches, above the rating that would be assigned based on an assessment of default probability alone. The magnitude of this constraint may vary with the level of the rating, the seasoning of the transaction, and the uncertainty around the assessments of expected loss and probability of default.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

*

By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

MEDIUM-TERM NOTE PROGRAM RATINGS

Moody’s assigns provisional ratings to medium-term note (MTN) programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes).

MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (e.g. senior or subordinated). To capture the contingent nature of a program rating, Moody’s assigns provisional ratings to MTN programs. A provisional rating is denoted by a (P) in front of the rating.

The rating assigned to a drawdown from a rated MTN or bank/deposit note program is definitive in nature, and may differ from the program rating if the drawdown is exposed to additional credit risks besides the issuer’s default, such as links to the defaults of other issuers, or has other structural features that warrant a different rating. In some circumstances, no rating may be assigned to a drawdown.

Moody’s encourages market participants to contact Moody’s Ratings Desks or visit moodys.com directly if they have questions regarding ratings for specific notes issued under a medium-term note program. Unrated notes issued under an MTN program may be assigned an NR (not rated) symbol.

Short-Term Rating Definitions:

Short-term ratings are assigned for obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1”	Ratings of Prime-1 reflect a superior ability to repay short-term debt obligations.

“P-2”	Ratings of Prime-2 reflect a strong ability to repay short-term debt obligations.

“P-3”	Ratings of Prime-3 reflect an acceptable ability to repay short-term obligations.

“NP”	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

7

For certain preferred stock and hybrid securities in which payment default events are either not defined or do not match investors’ expectations for timely payment, long-term and short-term ratings reflect the likelihood of impairment and financial loss in the event of impairment.

8

Supranational institutions and central banks that hold sovereign debt or extend sovereign loans, such as the IMF or the European Central Bank, may not always be treated similarly to other investors and lenders with similar credit exposures. Long-term and short-term ratings assigned to obligations held by both supranational institutions and central banks, as well as other investors, reflect only the credit risks faced by other investors unless specifically noted otherwise.

Fitch IBCA, Inc.—A brief description of the applicable Fitch IBCA, Inc. (“Fitch”) ratings symbols and meanings (as published by Fitch) follows:

INTERNATIONAL ISSUER AND CREDIT RATING SCALES

The Primary Credit Rating Scales (those featuring the symbols “AAA”-”D” and “Fi”-”D”) are used for debt and financial strength ratings. The below section describes their use for issuers and obligations in corporate, public, structured and infrastructure and project finance debt markets.

Long-Term Ratings Scales—Issuer Credit Ratings Scales

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns, insurance companies and certain sectors within public finance, are generally assigned Issuer Default Ratings (IDRs). IDRs are also assigned to certain entities or enterprises in global infrastructure, project finance and public finance. IDRs opine on an entity’s relative vulnerability to default (including by way of a distressed debt exchange) on financial obligations. The threshold default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

“AAA”	Highest credit quality. “AAA” ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA”	Very high credit quality. “AA” ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A”	High credit quality. “A” ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

“BBB”	Good credit quality. “BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

“BB”	Speculative. “BB” ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.

“B”	Highly speculative. “B” ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

“CCC”	Substantial credit risk. Default is a real possibility.

“CC”	Very high levels of credit risk. Default of some kind appears probable.

“C”	Near default. A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a “C” category rating for an issuer include: a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation; b. the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; c. the formal announcement by the issuer or their agent of a distressed debt exchange; d. a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent.

“RD”	Restricted default. “RD” ratings indicate an issuer that in Fitch’s opinion has experienced: a. an uncured payment default or distressed debt exchange on a bond, loan or other material financial obligation, but b. has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and c. has not otherwise ceased operating. This would include: i. the selective payment default on a specific class or currency of debt; ii. the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation; iii. the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; ordinary execution of a distressed debt exchange on one or more material financial obligations.

“D”	Default. “D” ratings indicate an issuer that in Fitch’s’ opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or that has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

Note: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-Term IDR category, or to Long-Term IDR categories below “B”.

Limitations of the Issuer Credit Rating Scale:

Specific limitations relevant to the issuer credit rating scale include:

•	The ratings do not predict a specific percentage of default likelihood or failure likelihood over any given time period.

•	The ratings do not opine on the market value of any issuer’s securities or stock, or the likelihood that this value may change.

•	The ratings do not opine on the liquidity of the issuer’s securities or stock.

•	The ratings do not opine on the possible loss severity on an obligation should an issuer (or an obligation with respect to structured finance transactions) default, except in the following cases:

•	Ratings assigned to individual obligations of issuers in corporate finance, banks, non-bank financial institutions, insurance and covered bonds.

•

In limited circumstances for U.S. public finance obligations where Chapter 9 of the Bankruptcy Code provides reliably superior prospects for ultimate recovery to local government obligations that benefit from a statutory lien on revenues or during the pendency of a bankruptcy proceeding under the Code if there is sufficient visibility on potential recovery prospects.

•	The ratings do not opine on the suitability of an issuer as a counterparty to trade credit.

•

The ratings do not opine on any quality related to an issuer’s business, operational or financial profile other than the agency’s opinion on its relative vulnerability to default or in the case of bank Viability Ratings on its relative vulnerability to failure. For the avoidance of doubt, not all defaults will be considered a default for rating purposes. Typically, a default relates to a liability payable to an unaffiliated, outside investor.

Ratings assigned by Fitch articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader’s convenience.

Short-Term Ratings—Short-Term Ratings Assigned to

Issuers and Obligations

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

“F1”	Highest Short-Term Credit Quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2”	Good Short-Term Credit Quality. Good intrinsic capacity for timely payment of financial commitments.

“F3”	Fair Short-Term Credit Quality. The intrinsic capacity for timely payment of financial commitments is adequate.

“B”	Speculative Short-Term Credit Quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C”	High Short-Term Default Risk. Default is a real possibility.

“RD”	Restricted Default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

“D”	Default. Indicates a broad-based default event for an entity, or the default of a short- term obligation.

Limitations of the Short-Term Ratings Scale:

Specific limitations relevant to the Short-Term Ratings scale include:

•	The ratings do not predict a specific percentage of default likelihood or failure likelihood over any given time period.

•	The ratings do not opine on the market value of any issuer’s securities or stock, or the likelihood that this value may change.

•	The ratings do not opine on the liquidity of the issuer’s securities or stock.

•	The ratings do not opine on the possible loss severity on an obligation should an issuer (or an obligation with respect to structured finance transactions) default, except in the following cases:

•	Ratings assigned to individual obligations of issuers in corporate finance, banks, non-bank financial institutions, insurance and covered bonds.

•

In limited circumstances for U.S. public finance obligations where Chapter 9 of the Bankruptcy Code provides reliably superior prospects for ultimate recovery to local government obligations that benefit from a statutory lien on revenues or during the pendency of a bankruptcy proceeding under the Code if there is sufficient visibility on potential recovery prospects.

•

The ratings do not opine on any quality related to an issuer or transaction’s profile other than the agency’s opinion on the relative loss severity of the rated obligation should the obligation default.

Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader’s convenience.

PART C—OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1. Financial Statements:

Part A: None.

Part B: Financial Statements. The following financial statements are incorporated herein by reference to the Fund’s annual report on Form N-CSR for the year ended September 30, 2021, filed with the SEC on December 9, 2021:

•	Schedule of Investments as of September 30, 2021

•	Statement of Assets and Liabilities as of September 30, 2021

•	Statement of Operations for the year ended September 30, 2021

•	Statement of Changes in Net Assets for the year ended September 30, 2021

•	Financial Highlights as of September 30, 2021

•	Notes to Financial Statements

•	Report of Independent Registered Public Accounting Firm

2. Exhibits:

a.	Articles of Incorporation.(1)

a.1.	Articles of Amendment and Restatement.(2)

a.2.	Articles of Amendment.(6)

b.	Amended and Restated Bylaws.*

c.	None.

d.	Common Stock Certificate.(3)

e.	Automatic Dividend Reinvestment Plan.(3)

f.	Not applicable.

g.1	Investment Advisory Agreement with Tortoise Credit Strategies, L.L.C.(4)

g.2	Assignment and Assumption Agreement between Tortoise Credit Strategies, L.L.C. and Tortoise Capital Advisors L.L.C. as acknowledged and signed to by the Registrant.(5)

g.3.	Investment Sub-Advisory Agreement between Tortoise Capital Advisors, L.L.C. and Ecofin Advisors, LLC.(6)

h.1	Distribution Agreement.(4)

h.2	Form of Dealer Agreement.(3)

i.	Not applicable.

j.	Custody Agreement with U.S. Bank National Association.(4)

k.1.	Transfer Agency Agreement with U.S. Bancorp Fund Services, LLC.(4)

1

k.2.	Administration Agreement with U.S. Bancorp Fund Services, LLC.(4)

k.3.	Expense Limitation and Reimbursement Agreement.*

k.4.	Accounting Service Agreement with U.S. Bank National Association.(4)

k.5.	Addendum to Fund Administration Agreement.(4)

l.	Opinion of Venable LLP.(3)

m.	Not applicable.

n.	Consent of Independent Registered Public Accounting Firm.*

o.	Not applicable.

p.	Subscription Agreement.(4)

q.	Not applicable.

r.1.	Code of Ethics of the Registrant.(3)

r.2.	Code of Ethics of TortoiseEcofin Investments, LLC.(4)

s.	Power of Attorney.(2)

(1)	Previously filed on December 15, 2017 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-222070 and 811-23318) and incorporated by reference herein.
(2)	Previously filed on February 22, 2018 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-222070 and 811-23318) and incorporated by reference herein.
(3)	Previously filed on March 22, 2018 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-222070 and 811-23318) and incorporated by reference herein.
(4)	Previously filed on January 28, 2019 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-222070 and 811-23318) and incorporated by reference herein.
(5)	Previously filed on January 28, 2020 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-222070 and 811-23318) and incorporated by reference herein.
(6)	Previously filed on October 8, 2020 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-222070 and 811-23318) and incorporated by reference herein.
*	Filed herewith.

Item 26.	Marketing Arrangements

Distribution Agreement, filed herewith, and Dealer Agreement, previously filed.

Item 27.	Other Expenses of Issuance and Distribution

Not applicable.

Item 28.	Persons Controlled by or Under Common Control

None.

Item 29.	Number of Holders of Securities

As of December 31, 2021, the number of record holders of each class of securities of the Registrant was:

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	1,874

2

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision that limits present and former directors’ and officers’ liability to the Registrant and its stockholders for money damages to the maximum extent permitted by Maryland law in effect from time to time, subject to the Investment Company Act of 1940, as amended.

The Registrant’s charter authorizes, to the maximum extent permitted by Maryland law and the 1940 Act, the Registrant to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant or as a present or former director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s Bylaws obligate the Registrant, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s obligation to indemnify any director, officer or other individual, however, is limited by the 1940 Act which prohibits the Registrant from indemnifying any director, officer or other individual from any liability resulting from the willful misconduct, bad faith, gross negligence in the performance of duties or reckless disregard of applicable obligations and duties of the directors, officers or other individuals. To the maximum extent permitted by Maryland law and the 1940 Act, the Registrant’s charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the egistrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

3

Item 31.	Business and Other Connections of Investment Adviser

The information in the prospectus under the caption “Management of the Fund—Investment Adviser and Sub-Adviser” and the Statement of Additional Information under the caption “Management of the Fund—Directors and Officers” is hereby incorporated by reference. Information as to the directors and officers of the Adviser together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-101546) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference. The Adviser’s principal business address is 11550 Ash Street, Suite 300, Leawood, Kansas 66211.

Item 32.	Location of Accounts and Records

The Registrant’s accounts, books, and other documents are maintained at the offices of the Registrant, the Registrant’s investment adviser, TCA Advisors, 6363 College Boulevard, Suite 100A, Overland Park, Kansas 66211, at the offices of the custodian, U.S. Bank, N.A., 1555 N. Rivercenter Dr., MK-WI-S302, Milwaukee, WI 53212, or at the offices of the transfer agent and Administrator, U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services, 615 East Michigan St., Milwaukee, WI 53202.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

(1)    Not applicable.

(2)    Not applicable.

(3)    Not applicable.

(4)(a)    To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the Prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)    That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)    Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

4

(e)    That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)    the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)    Not applicable.

(6)    The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Post-Effective Amendment No. 5 to its Registration Statement meets all of the requirements for effectiveness under Rule 486(b) and has duly caused this Post-Effective Amendment No. 5 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Leawood and State of Kansas, on the 26th day of January, 2022.

Ecofin Tax-Advantaged Social Impact Fund, Inc.

By:	/s/ P. Bradley Adams
P. Bradley Adams
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ P. Bradley Adams	Chief Executive Officer	January 26, 2022
P. Bradley Adams

/s/ Courtney Gengler	Principal Financial Officer	January 26, 2022
Courtney Gengler

/s/ Gary Henson*	Director	January 26, 2022
Gary Henson

/s/ Conrad S. Ciccotello*	Director	January 26, 2022
Conrad S. Ciccotello

/s/ Allen Strain*	Director	January 26, 2022
Allen Strain

/s/ John Woolway*	Director	January 26, 2022
John Woolway

*By:	/s/ P. Bradley Adams
P. Bradley Adams As Agent or Attorney-in-Fact

January 26, 2022

The original power of attorney authorizing P. Bradley Adams to execute the Registration Statement, and any amendments thereto, for the directors of the Registrant on whose behalf this amendment is filed has been executed and was filed as an Exhibit.

EXHIBIT INDEX

Exhibit No.	Description of Document

b.	Amended and Restated Bylaws

k.3.	Expense Limitation and Reimbursement Agreement

n.	Consent of Registered Public Accounting Firm